6/22


05009232

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Mining Holdings

*CURRENT ADDRESS

**FORMER NAME

JUN 23 2005

FINANC

**NEW ADDRESS

FILE NO. 82- 34805 FISCAL YEAR 3-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/23/05

File No. 82-34805

Nippon Mining Holdings, Inc.

2-10-1 Toranomon
Minato-ku, Tokyo Japan 105-0001
Phone: 81-3-5573-5123   Facsimile: 81-3-5573-5139

June 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
JUN 2 6 2005
WASH. D.C. 183 SECTION

ARLS 3-31-05

Re: **File No. 82-34805: Nippon Mining Holdings, Inc. Application Supplement for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Dear Madam/Sir:

We, Nippon Mining Holdings, Inc., are writing to submit all information required to be submitted subsequent to our application, dated July 30, 2004, for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

We have enclosed herewith in Exhibits 1 to 8 of Annex A all information required to be submitted subsequent to our application for a Rule 12g3-2(b) exemption which was made public between February 25, 2005, the date of such application, and June 14, 2005, the date of this submission.

Please direct questions or requests for additional information in connection with this submission to Fumio Ito, 2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001,Japan, telephone 81-3-5573-5123, facsimile 81-3-5573-5139.

Very truly yours,

Nippon Mining Holdings, Inc.

By: Fumio Ito

Name: Fumio Ito
Title: Director

File No. 82-34805

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE February 25, 2005

JAPANESE LANGUAGE DOCUMENTS

1. Press release dated April 8, 2005 in connection with the Toyoha Mine operation halted due to unusual increase in water seepage (Attached as Exhibit 1)
2. Press release dated April 28, 2005 in connection with the loss on write-down of investments in a subsidiary and revision of non-consolidated financial results for fiscal year ending March 2005 (Attached as Exhibit 2)
3. Press release dated April 28, 2005 in connection with the revision of consolidated business forecast and dividends to be paid for fiscal year ending March 2005 (Attached as Exhibit 3)
4. Press release dated May 11, 2005 in connection with the issuance of stock acquisition rights as stock options (Attached as Exhibit 4)
5. Notice of the 3rd Annual General Meeting of Shareholders dated June 6,2005 (Attached as Exhibit 5)
6. Press release dated June 13, 2005 in connection with the resumption of operation of Toyoha Mine (Attached as Exhibit 6)

ENGLISH LANGUAGE DOCUMENTS

7. Medium Term Management Plan for Fiscal 2005-2007, dated April 7, 2005 (Attached as Exhibit 7)
8. Financial Results for the fiscal year ended March 31, 2005, dated May 11, 2005 (Attached as Exhibit 8)

File No.82-34805

Exhibit 1

April 8, 2005

Company Name:	Nippon Mining Holdings, Inc.
Representative:	Yasuyuki Shimizu, President and Representative Director
Stock Code	5016
Contact:	Nobuyuki Yamaki, Senior Officer (In charge of Investor and Public Relations, General Administration Group)
Telephone:	+81-3-5573-5123

Toyoha Mine Operation Halted Due to Unusual Increase in Water Seepage

Toyoha Mines Co., Ltd., a consolidated subsidiary of Nippon Mining Holdings, Inc. and a wholly owned subsidiary of Nippon Mining & Metals Co., Ltd., has temporarily halted its operation today due to an unusual increase in water seeping into the mine.

Details

1. Date/Time (When Operation was Halted)

Early morning, Friday, April 8, 2005

2. Situation

Although the unusual increase in water seepage has been observed, there have not been any casualties or injuries reported. The company is currently investigating the cause.

3. Other

The company is currently investigating the damage and its impact on the company's results of operations.

<Key Information of Toyoha Mines Co., Ltd.>

Head Office:	Jozankei, Minami-ku, Sapporo, Hokkaido, Japan
President:	Kenichi Murakami
Paid-in Capital:	200 million yen (wholly owned by Nippon Mining & Metals Co., Ltd.)
Number of Employees:	170
Main Business:	Mining of zinc and lead ores

File No.82-34805

Exhibit 2

April 28, 2005

Company Name: Nippon Mining Holdings, Inc.
Representative: Yasuyuki Shimizu, President and Representative Director
Code Number: 5016
Contact: General Administration Group (in charge of IR/PR)
Nobuyuki Yamaki, Senior Officer
Tel: +81-3-5573-5123

Loss on Write-down of Investments in a Subsidiary and Revision of Non-consolidated Financial Results for Fiscal Year Ending March 2005

Nippon Mining Holdings, INC. announced today loss on write-down of investments in a subsidiary and revision of non-consolidated financial results for fiscal year ending March 2005, after the approval of the Board of Directors Meeting as detailed below:

1. Loss on Write-down of Investments in a Subsidiary

Nippon Mining & Metals, 100% subsidiary of Nippon Mining Holdings, makes provision for allowance for cost of disposal of unutilized property, plant and equipment, and records loss on write-down of investments in its domestic mining subsidiary for the second half of fiscal year ending March 2005, in addition to impairment losses and restructuring costs caused by measures taken from the previous year. Nippon Mining Holdings records special loss of 22.4billion yen for non-consolidated financial results for fiscal year ending March 2005, according to the accounting standards regarding financial instruments. These measures have no influences on consolidated results, as Nippon Mining & Metals is a consolidated subsidiary.

2. Revision of Non-consolidated Financial Results for Fiscal Year Ending March 2005

Nippon Mining Holdings revises the forecast of non-consolidated financial results announced on February 10, 2005

Note:

Revised Forecast of Non-consolidated Financial Results for Fiscal2004 Ending March 31, 2005 (Apr. 1, 2004 to Mar. 31, 2005)

(Unit: Millions of Yen)

	Operating Revenue	Income before Special Items	Net Income (Loss)
Previous Forecast (A) (on Feb 10 2005)	7,000	1,000	(8,000)
Current Revised Forecast (B)	6,800	2,000	(30,000)
Increase/decrease (B - A)	(200)	1,000	(22,000)
Rate of change	(2.9%)	100.0%	(275.0%)

<The reasons for making these revisions>

Operating revenue is expected to increase by 1 billion yen to 2 billion yen. Net loss is expected to be 30 billion yen with a decrease of ¥22 billion as a result of recording of the loss of 22.4 billion yen mentioned above 1.

File No.82-34805
Exhibit 3

April 28, 2005

Company Name:	Nippon Mining Holdings, Inc.
Representative:	Yasuyuki Shimizu, President and Representative Director
Code Number:	5016
Contact:	General Administration Group (in charge of IR/PR) Nobuyuki Yamaki, Senior Officer
Tel:	+81-3-5573-5123

Revision of Consolidated Business Forecast and Dividends to Be Paid for Fiscal Year Ending March 2005

In consideration of the current business climate and our performance, Nippon Mining Holdings, INC. revises the business forecast announced on February 10, 2005.
The Board of Directors Meeting today approved the amendment (increase) of dividends to be paid for fiscal year ending March 2005.

1. Revised Business Forecast of Consolidated Financial Results for Fiscal2004 Ending March 31, 2005 (Apr. 1, 2004 to Mar. 31, 2005)

(Unit: Millions of Yen)

	Sales	Income before Special Items	Net Income
Previous Forecast (A) (on Feb 10 2005)	2,467,000	135,000	48,000
Current Revised Forecast (B)	2,500,000	148,000	50,000
Increase/decrease (B - A)	(O) 33,000	(O) 13,000	(O) 2,000
Rate of change	1.3%	9.6%	4.2%

<The reasons for making these revisions>
Sales increases are expected largely because of the rise in product prices reflecting present crude oil conditions in the petroleum segment as well as a rise in the price of metals in the resources & non-ferrous metals segment.
Income before special items is expected to reach ¥148 billion with an increase of ¥13 billion, due to the substantial profit increase in petroleum and resources & non-ferrous metals segments.
Net income is expected to reach ¥50 billion with an increase of ¥2 billion as a result of increased income before special items and other factors, even though it is expected to post special losses such as retirement benefit expenses.

<Income before Special Items Details in Each Segment (FY2004 Ending March 31, 2005)>

(Unit: Billions of Yen)

		Previous forecast	Revised forecast	Difference	Explanations for the difference	Fiscal 2003
Petroleum	Sales	1,950.0	1,986.0	(○) 36.0	Inventories influences, Petrochemicals improvements, Cost improvements, etc.	1,751.0
	Income before Special Items	78.5	88.0	(○) 9.5		36.0
Resources and non-ferrous metals	Sales	377.0	379.0	(○) 2.0	Copper price up, Improved copper premium Cost improvements, etc.	314.0
	Income before Special Items	43.5	46.0	(○) 2.5		13.8
Electronic materials	Sales	90.0	89.0	(×) 1.0	Cost improvements, etc.	73.8
	Income before Special Items	7.5	7.7	(○) 0.2		△2.6
Metal fabrication	Sales	56.0	54.0	(×) 2.0		47.6
	Income before Special Items	8.5	8.5	--		7.3
Other	Sales	41.0	41.0	--		66.2
	Income before Special Items	△3.0	△2.2	(○) 0.8	Decrease of other expenses, etc.	△0.7
Eliminations	Sales	△47.0	△49.0	(×) 2.0		△38.0
Total	Sales	2,467.0	2,500.0	(○) 33.0		2,214.6
	Income before Special Items	135.0	148.0	(○) 13.0		53.7

<Reference> Preconditions

		Previous outlook	Revised outlook	Difference	Explanations for the difference
(Common)	Exchange rate (¥/$)	108	108	—	113
Petroleum	Crude oil FOB ($/BBL) *	35.8	36.6	(+) 0.8	27.0
	Paraxylene market trend ($/t) ACP base	886	889	(+) 3	641
Resources and non-ferrous metals	Copper price (¢/lb)	134	136	(+) 2	93
	Electrolytic copper sales volume (1,000t/period)	612	607	(-) 5	622
Electronic materials	Electrodeposited copper foil sales volume (t/month)	2,431	2,350	(-) 81	2,375
	Treated rolled copper foil sales volume (1,000m/month)	3,352	3,393	(+) 41	3,097
	ITO target sales volume (t/month)	20.2	19.7	(-) 0.5	13.6
Metal fabrication	Wrought copper products sales volume (1,000t/period)	35	35	—	37
	Special steel products sales volume (1,000t/period)	10	10	—	10
	Rate of High-performance materials products (%)	29%	30%	(+) 1%	22%

* Crude oil FOB - Dubai spot base

2. Amendment (Increase) of Dividends to Be Paid

In consideration of the business forecast mentioned 1., Nippon Mining Holdings amend dividends to be paid as described below.

	Year-end dividend
Previous Forecast (A) (on May 12 2004)	¥8 per share
Current Revised Forecast (B)	¥10 per share
Increase/decrease (B - A)	¥2 per share
Dividend per share for the previous year	¥6 per share

File No.82-34805

Exhibit 4

May 11, 2005

Company Name:	Nippon Mining Holdings, Inc.
Representative:	Yasuyuki Shimizu, President and Representative Director
Stock Code	5016
Contact:	Nobuyuki Yamaki, Senior Officer (In charge of Investor and Public Relations, General Administration Group)
Telephone:	+81-3-5573-5123

Issuance of Stock Acquisition Rights as Stock Options

The Board of Directors of Nippon Mining Holdings, Inc. (hereafter "the Company") met today and adopted a resolution that the Company propose to its 3rd Annual General Meeting of Shareholders to be held on June 28, 2005 issuance of stock acquisition rights as stock options with directors and officers of the Company and core subsidiaries of the Nippon Mining Holdings Group as eligible recipients, pursuant to the provisions of Paragraphs 20 and 21, Article 280 of the Commercial Code. Particulars of the resolution are as set forth below.

Details

1. The reason for the issuance of stock acquisition rights with preferential terms and conditions

With regard to compensations to Directors of the Company and core subsidiaries of the Nippon Mining Holdings Group, the Company, based on its commitment to uphold shareholder-focused management and to further reinforce its performance-linked compensation scheme, has decided to make revisions to the current compensation system including the abolishment of the current retirement benefits scheme that offers fixed compensations, and to adopt a new system whereby part of the amount corresponding to the retirement benefits will be replaced with the granting at no cost of stock acquisition rights as stock options linked to the Company's stock prices. Through this measure, the Company seeks to establish a closer link between the compensation offered to the Directors of the Company and Group core subsidiaries, and stock price of the Company and consolidated operating performance. By aligning their interest with respect to the merit enjoyed by them of higher stock prices and the risk assumed by them of lower stock prices with that of the shareholders of the Company, it is expected that the Directors' morale and motivation toward improved consolidated operating performance and higher stock price will be further enhanced.

The Company, subject to approval by the future Annual General Meetings of Shareholders, intends to grant stock acquisition rights as stock options to directors of the Company and its core subsidiaries.

For its Corporate Auditors, the Company intends to maintain the current scheme of compensation, including retirement benefits.

2. Terms and conditions for the issuance of stock acquisition rights

(1) Eligible recipients of stock acquisition rights

Stock acquisition rights will be granted to those who are nominated as eligible recipients by the Board of Directors of the Company out of the incumbent Directors and Senior Officers of the Company, and the incumbent Directors and Executive Officers of the Company's subsidiaries including Japan Energy Corporation, Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd., and Nikko Metal Manufacturing Co., Ltd. as of the close of the Board of Directors' Meeting where the issuance of stock acquisition rights was approved.

(2) Type and number of shares subject to the stock acquisition rights

Total number of ordinary shares of the Company available for grant shall not exceed 370,000 shares.

If the number of shares available per unit of stock acquisition right is modified in accordance with the following paragraph (3), total number of ordinary shares of the Company available for grant for the purpose of this paragraph shall be calculated by taking the number of shares available per unit of stock acquisition right and multiplying it by the number of unit of stock acquisition right.

(3) Total number of unit of stock acquisition rights to be issued

The total number of unit of stock acquisition rights to be issued shall not exceed 740.

Total number of shares available per unit of stock acquisition right is 500.

If the Company implements a stock split or a reverse split of its ordinary shares, the total number of shares available per unit of stock acquisition right shall be adjusted by employing the following calculation formula, with any resulting fractional number of less than 1 share being truncated:

Adjusted number of shares available per unit of stock acquisition right = Number of shares available per unit of stock acquisition right before change x Ratio of stock split or reverse split

Should any adjustment of the number of shares available per unit of stock acquisition right becomes necessary due to corporate merger, divestiture or other events, the number shall be adjusted to the extent reasonable taking into consideration factors such as terms and conditions of merger or divestiture.

(4) Selling price of the stock acquisition rights

Stock acquisition rights shall be awarded at no cost.

(5) Amount payable on exercise of stock acquisition right

Exercise price of stock acquisition right is one yen per share. Amount payable on exercise of a unit of stock acquisition right is calculated by taking the number of shares available per unit of stock acquisition right and multiplying it by one yen.

(6) Exercise period of the stock acquisition right

The Board of Directors shall determine the exercise period of stock acquisition right which shall fall on a date between July 1, 2005 and June 30, 2025.

(7) Other conditions for the exercise of stock acquisition rights

a. A holder of stock acquisition right is entitled to exercise such right within three years starting from the day (hereinafter referred to as "the first day of exercise period") immediately following the date of termination of his/her service as either Director, Senior Officer or Corporate Auditor of the Company, or Director, Executive Officer, or Corporate Auditor of Japan Energy Corporation, Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd., or Nikko Metal Manufacturing Co., Ltd., which are the Company's core subsidiaries, or of other subsidiaries designated by the Company's Board of Directors.

b. Regardless of a. above, in cases of i) and ii) below, the holder of stock acquisition right may exercise his/her stock acquisition right only during the period as stipulated respectively in i) and ii):

i) If, for any holder of stock acquisition right, the first day of the exercise period does not arrive by June 30, 2022, the holder of stock acquisition right concerned shall be entitled to exercise the right during the period between July 1, 2022 and June 30, 2025.

ii) Should any merger contract that defines the Company as the merged and extinct corporation be approved by the general meeting of shareholders, or should any exchange of stock or stock transfer contract that transforms the Company into a wholly-owned subsidiary be approved by the general meeting of shareholders, holder of stock acquisition right shall be entitled to exercise the right during the period of 15 days starting from the day immediately following the date when such approval was made.

c. No partial exercise of a unit of stock acquisition right is allowed.

(8) Retirement of the stock acquisition right

In the event a holder of stock acquisition right becomes unable to exercise all or part of his/her stock acquisition right, the Company may retire the stock acquisition right concerned at no cost.

(9) Restriction on transfer of stock acquisition rights

Any transfer of stock acquisition rights shall require an approval of the Board of Directors.

3. Other

Other matters related to stock acquisition rights shall be determined by the Company's Board of Directors.

(Note) Specifics of issuance and granting of stock acquisition rights as provided above are subject to approval by the Company's 3rd Annual General Meeting of Shareholders to be held on June 28, 2005, after which they will be approved by the subsequent Meeting of the Board of Directors.

File No.82-34805

Exhibit 5

THE FOLLOWING IS AN UNOFFICIAL TRANSLATION OF THE JAPANESE LANGUAGE ORIGINAL VERSION, AND IS PROVIDED FOR YOUR CONVENIENCE ONLY, WITHOUT ANY WARRANTY AS TO ITS ACCURACY OR AS TO THE COMPLETENESS OF THE INFORMATION. THE JAPANESE ORIGINAL VERSION OF THE NOTICE IS THE SOLE OFFICIAL VERSION. IN THE EVENT OF ANY DISCREPANCY BETWEEN THE JAPANESE ORIGINAL VERSION AND THE ENGLISH TRANSLATION, THE JAPANESE ORIGINAL VERSION SHALL PREVAIL AND THE COMPANY SHALL BEAR NO RESPONSIBILITY FOR THE DISCREPANCY AND RESULTS THEREFROM.

June 6, 2005

Nippon Mining Holdings, Inc.
2-10-1 Toranomon, Minato-ku, Tokyo,
105-0001 Japan
Yasuyuki Shimizu,
President and Representative Director

Notice of the 3rd Annual General Meeting of Shareholders

To the shareholders of Nippon Mining Holdings, Inc. (the "Company")

You are cordially invited to attend the 3rd Annual General Meeting of Shareholders of the Company to be held as scheduled below:

Shareholders who are unable to attend the shareholders meeting are kindly requested to fill out and affix their seal on the enclosed Voting Card and return it by mail so that it will be received by the Company on or before Monday, June 27, 2005, after examining the attached Reference Documents for the Exercise of Voting Rights.

1. **Date and time** 10:00 a.m. Tuesday, June 28, 2005
2. **Venue** Nissho Hall, 2nd floor, Nippon Shobo Kaikan
   2-9-16, Toranomon, Minato-ku, Tokyo

3. **Meeting Agenda**

REPORTS TO BE PRESENTED:

1. The business report, consolidated balance sheet and consolidated statement of operations for the 3rd business term ended March 31, 2005 (from April 1, 2004 to March 31, 2005), and the reports from the accounting audit firm and the Board of Corporate Auditors on the results of their audit of the consolidated financial statements.
2. The non-consolidated balance sheet and statement of operations for the 3rd business term ended March 31, 2005 (from April 1, 2004 to March 31, 2005).

PROPOSALS TO BE ACTED UPON:

Item 1: Approval of proposed appropriation of retained earnings for the 3rd business term ended March 31, 2005 (from April 1, 2004 to March 31, 2005).

Item 2: Partial amendment of the Articles of Incorporation.
(Details of this proposal are provided in the attached Reference Documents for the Exercise of Voting Rights.)

Item 3: Election of thirteen (13) Directors.

Item 4: Issuance of stock acquisition rights as stock options
(Details of this proposal are provided in the attached Reference Documents for the Exercise of Voting Rights.)

Item 5: Payment of retirement allowance to retiring directors, and payment of retirement allowance to incumbent directors following the termination of retirement benefit program for directors

---

If you attend the meeting in person, please present the enclosed Voting Card at the reception desk at the venue of the meeting.

(Attached Documents) **Business Report**

(From April 1, 2004 to March 31, 2005)

1. Overview of Operations

(1) Group Business Overview and Performance

a. Group Overview

Nippon Mining Holdings, Inc. is the holding company of the Nippon Mining Holdings Group, and manages a portfolio of companies whose core businesses are petroleum, resources and non-ferrous metals, electronic materials and metal fabrication as an integrated "resources and energy" group. In order to flexibly manage the special characteristics of each core business, the Group is composed of four specialist companies–Japan Energy Corporation (petroleum), Nippon Mining & Metals Co., Ltd. (resources and non-ferrous metals), Nikko Materials Co., Ltd. (electronic materials), and Nikko Metal Manufacturing Co., Ltd. (metal fabrication).

The Nippon Mining Holdings Group is working to enhance corporate value by endeavoring to establish top class competitiveness and profitability in each industry through integrated operations to achieve operational efficiencies and optimum allocation of management resources.

b. Overview of Group Businesses

General

For the fiscal year to March 31, 2005 (fiscal year 2004), Japan's economy was hindered by inventory adjustments in IT-related industries and continued severe employment conditions in the second half of the year, but nonetheless saw overall expansion supported by increasing capital investments, strong exports and a sharp recovery in corporate profits. In foreign exchange markets, the yen weakened to ¥114/US$ in May of last year, trended around ¥110/US$ until October, and thereafter rose to as high as ¥102/US$, while ending the fiscal year at ¥107/US$. The average rate for the full fiscal year was approximately ¥108/US$, compared to an average rate of ¥113/US$ the prior fiscal year. In the crude oil market, oil prices trended at high levels for the entire year, supported by a substantial increase in world oil demand, political uncertainty in the major oil producing nations, and decreasing spare in the OPEC nations. Dubai crude oil prices soared from around $30 per barrel at the beginning of the period to a new historical high of $47 per barrel by the end of the fiscal year, and averaged approximately $36 per barrel for the year, compared to an average of $27 per barrel the previous fiscal year. International copper prices also trended higher throughout the year on growing demand centering on Asia and particularly China, as well as growing supply shortages. Copper prices rose to 155 cents a pound by the end of the fiscal year, and averaged 136 cents per pound versus an average of 93 cents per pound the previous fiscal year.

Given such favorable business conditions, the Nippon Mining Holdings Group saw a substantial improvement in its business performance. At the same time, the Group moved to recover investments and improve its financial condition, including the sale of treasury stock, the spin-off of a subsidiary and addressing other major management issues. In addition, the Group moved to introduce impairment accounting and worked to achieve fair representation of the value of its assets and liabilities. Consolidated business performance for the fiscal year saw improved performance in all four of the Group's core businesses, with consolidated net sales rising 13.0% to ¥2,502,538 million, income before special items increasing 175.5% to ¥148,055 million and net income for the period up 240.5% to ¥50,577 million, after the recording of impairment losses on fixed assets, losses related to the closure of a domestic mine and profits from the sale of investment securities.

In addition, a dividend of ¥10 per share was declared as year end dividend.

Petroleum (Japan Energy Group)

Sales volumes of gasoline, naphtha, kerosene, gas oil, heavy fuel oil and other fuel oil increased 2.7% year-on-year to 29.62 million kiloliters. Product prices were substantially higher, reflecting the sharp rise in crude oil prices. While petrochemical product sales volumes declined, unit prices were higher, supported by increasing demand in Asia centering on China. Liquefied petroleum gas and lubricant oil sales volumes were higher, as were selling prices.

As a result, net sales for the petroleum business as a whole grew 13.4% year-on-year to ¥1,986,357 million, while income before special items jumped 144.3% year-on-year to ¥87,837 million, reflecting profit from inventory valuation because of the rise in crude oil prices, favorable supply-demand, and improving petrochemical market prices.

In the petroleum refining division, the Group proactively responded to environmental issues and began shipping sulfur-free regular gasoline and gas oil (with sulfur content below 10ppm) from its Mizushima Refinery (Okayama Prefecture) and Kashima Refinery (Ibaraki Prefecture) in January, 2005. At the Chita Refinery (Aichi Prefecture) construction to expand cyclohexane production capacity was completed last June and production continues at high operating levels. An accidental fire in the Kashima Refinery's heavy oil desulfurization facility last April, and the impact of high tides on the Mizushima Refinery from typhoon number 16 last August caused temporary shut-downs. This notwithstanding, the Group is endeavoring to implement effective disaster prevention measures in each of its refineries as it emphasizes safety and environmental protection while working to ensure high operating levels.

The petroleum marketing division is working to ensure customer satisfaction in providing customers with products and services through JOMO stations in 4,023 locations (at the end of March 2005) nationwide. The Group is pursuing various policies to strengthen cost competitiveness as well as marketing by leveraging its JOMO stations as a strategic base from which to provide automobile related products and services. One example of this is the future full-fledged development of "Value Style Stations" which have been created based on the fundamental concept of "creating shops most preferred by customers." The number of self-service gas stations reached 440 locations by the end of March of this year. The Japan Energy (Shanghai) Trading Co., Ltd. (a China company) established last April contributed to strengthening of the Group's sales of lubricating oil in China in response to increasing demand.

The resource development division is developing oil and natural gas resources within the nation and overseas in conjunction with other companies in the industry in the Middle Eastern, China and Southeast Asian, and Oceania regions, and is seeing consistent increases in production and operations in each region.

Regarding the November 2000 surcharge payment claim under which the old Japan Energy Corporation (which was merged into the Nippon Mining Group in October 2003) was ordered to pay for Antimonopoly Law infractions on sales of petroleum products to the Defense Agency, the Group as the merging entity and recipient of the order paid surcharges of ¥483 million this April following a February 2005 court decision.

Resources and Non-ferrous Metals (Nippon Mining & Metals Group)

Refined copper sales volumes were slightly lower than the previous fiscal year, owing to unavoidable production reductions arising from a shortage of copper ore in the first half of the year, and an unusually high number of typhoons, even though demand from major clients such as the electric cable industry and the rolled copper industry was strong. Product prices were significantly higher reflecting the sharp gains seen in international copper markets. While some improvement was seen in ore purchasing conditions in the second half of the fiscal year as production increases in overseas mines provided some relief from tight copper ore supply-demand conditions, the yearly average saw slight deterioration from the previous year's average. In gold and silver sales, gold sales volumes declined, while silver sales volumes were essentially flat from the previous year.

As a result, net sales for the resources and non-ferrous metals business grew 20.6% year-on-year to ¥378,721 million, while income before special items increased 236.5% to ¥46,431 million, reflecting soaring international market prices and a sharp increase in the earnings of the Chile mining and Korea copper refining companies' earnings, which were reflected in consolidated accounts under the equity method.

In the copper business, the Group has a comprehensive business tie-up with Mitsui Mining and Smelting Co., Ltd. and has established the Pan Pacific Copper Co., Ltd. joint venture for the integrated procurement, production (with smelting outsourced to both parent companies) and product sales.

Saganoseki Smelter and Refinery (Oita Prefecture) has completed a concentration and consolidation of its respective production processes including its converter, smelting, casting and sulfuric acid plant systems in order to strengthen its product quality competitiveness in March of this year.

"LS-Nikko Copper Inc.", a South Korean refining company whose trade name was changed from LG-Nikko Copper Inc. in March 2005 and which is recorded in consolidated accounts under the equity method, and copper wire rod producer Changzhou Jinyuan Copper Co., Ltd. (China) both saw their operations continue in good order. Changzhou Jinyuan Copper Co., Ltd. completed construction to expand production capacity in February 2005. The Los Pelambres, Collahuasi and Escondida mines in Chile in which the Group has an investment all recorded strong operations and high earnings with the rise in metals prices.

The Group decided to cease operations at Toyoha Mines Co., Ltd. (Hokkaido) in March 2006 because of depleted ore reserves.

Electronic Materials (Nikko Materials Group)

While the mobile phone and digital consumer electronic equipment businesses that had been the main drivers of electronic material-related demand began to consolidate from the middle of the year, strong demand in the first half of the year supported sales volume growth of the business's main electrodeposited copper foil, treated rolled copper foil and target materials for semiconductor and FPD (flat panel display). In addition, product prices were generally higher reflecting the sharp increases in copper and indium base material prices.

Given the above, net sales for the electronic materials business grew 20.5% year-on-year to ¥88,981 million, while income before special items rebounded from a ¥2,601 million loss the previous fiscal year to ¥7,721 million, owing to improved electrodeposited copper foil product pricing and growth in treated rolled copper foil and thin-film forming material sales volumes.

Sharply rising demand for treated rolled copper foil is being driven by demand for lighter and thinner electronic equipment as well as multifunction mobile phones. As the Group anticipates this sharp demand expansion will continue, the Group expanded finishing and processing capacity at the GNF plant (Ibaraki Prefecture) by one machine in May of last year, and finished adding another unit in April 2005.

Nikko Materials USA, Inc. (a US company) has largely completed its restructuring plan, including the rationalization of its electrodeposited copper foil production facilities. Last December, the German production subsidiary was spun off from the US business and made a direct subsidiary of Nikko Materials Co., Ltd.

Demand for ITO sputtering target, thin-film forming material for FPD is seeing sharp growth given strong demand for final products as well as progress in the shift to large size panels. Consequently, the Group expanded capacity at its Isohara plant (Ibaraki Prefecture) and at Nikko Materials Taiwan Co., Ltd. (a Taiwanese company) In addition, Nikko Materials Korea Co., Ltd. (a Korean company) was established last August to increase ITO sputtering target processing and sales in Changowan.

Metal Fabrication (Nikko Metal Manufacturing Group)

With the Kurami plant (Kanagawa Prefecture) as its domestic production base, the precision rolled fabrication business that consists of rolled copper and special steel products saw growing production cutbacks on excess inventory adjustments in IT related products from the middle of the fiscal year. However, strong mobile phone and PC demand in the first half of the year resulted in volume growth in high value-added products such as treated rolled copper foil and special copper alloy products. Precision fabrication business, with Fuji Electronics Co., Ltd. (Ibaraki Prefecture) as the domestic production base, saw growing sales volume in the surface treatment business segment for gold plating used in connector and automobile components, and while affected by the shift to LCDs for TV and PC monitors in the pressed fabrication business, nevertheless saw sales volume growth for Braun tube TV components on growth in demand from BRICs markets.

As a result, net sales for the metal fabrication business as a whole grew 14.2% to ¥54,318 million, while income before special items increased 17.6% to ¥8,566 million, mainly supported by strong sales of high value-added products.

At the Kurami plant, construction to expand wide diameter rolled copper production capacity was completed last July and is operating favorably. In addition, given the increase in demand, melting and casting facilities are being expanded for special copper alloy which should be completed by November 2005. Going forward, the Group will also be expanding investment to expand capacity in the precision fabrication business at its domestic and overseas production bases.

Nikko Woojin Precision Manufacturing (Suzhou) Co., Ltd. (a Chinese company) began the production and sale of precision pressed components for Braun tubes used in TVs in January of

2005. In addition, the company is also scheduled to begin production of precision rolled products from the end of 2005.

Other Operations (Independent Operating Companies and Functional Support Companies)

Net sales from other operations declined 38.5% to ¥40,676 million with loss before special items of ¥2,047 million.

Central Computer Services Co., Ltd. (an information services business) is working to expand its base of operations and to improve profitability. On the other hand, convenience store operator am/pm Japan Co., Ltd. increased its capital through a third party allotment to Reins International Inc. (currently REX HOLDINGS CO., LTD.) last August. As a result, Nippon Mining Holdings' percentage ownership of am/pm Japan declined and am/pm Japan, which used to be classified as a subsidiary, became an affiliate accounted for under the equity method.

Functional support companies such as Nippon Mining Finance Co., Ltd. cover operations in the area of fund procurement, office services, environmental management, market research, consulting and other operations shared by the Group. In May 2005, the Group established "Nippon Mining Procurement Co., Ltd.", which is slated to begin operations in July with the aim of concentrating and consolidating Group material procurement.

Segment Information summarized by Product Group

Fiscal 2004 (April 1, 2004 to March 31, 2005) (Millions of Yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales	1,986,357	378,721	88,981	54,318	40,676	2,549,053	(46,515)	2,502,538
Operating Income (Loss)	92,312	16,675	10,022	8,622	(2,494)	125,137	471	125,608
Income (Loss) before Special Items	87,837	46,431	7,721	8,566	(2,047)	148,508	(453)	148,055

(Note) The major products of each business are as follows.

Petroleum: Gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, etc.

Resources and Non-ferrous Metals: Resource development, copper, gold, silver, zinc, sulfuric acid, etc.

Electronic Materials: Copper foil, sputtering targets, compound semiconductor materials, etc.

Metal Fabrication: Precision rolled products (rolled copper products, special steel products), precision fabrication products, etc.

Other Operations: Information services, common group administrative activities such as fund procurement, etc.

Fiscal 2003 (April 1, 2003 to March 31, 2004) (Millions of Yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales	1,751,000	314,010	73,840	47,571	66,191	2,252,612	(38,023)	2,214,589
Operating Income (Loss)	37,759	5,042	432	7,322	(1,191)	49,364	1,033	50,397
Income (Loss) before Special Items	35,957	13,798	(2,601)	7,283	(1,428)	53,009	728	53,737

(2) Management Issues to be Addressed

The management focus of the Nippon Mining Holdings Group is "to shift from volume to quality" and "to emphasize profitability," and management continues to pursue enhanced corporate value-added as its main theme in structurally reforming existing businesses and in improving its financial position. As a result, the Group was able to significantly improve profitability and financial position for the fiscal year under review, aided by a favorable operating environment. For example, the income before special items ratio to sales was 5.9%, the shareholders' equity ratio was 22.4%, and the debt to equity ratio (debt to shareholders' equity ratio, i.e., D/E ratio) 1.8X. As a result, the Group is now well on its way in achieving the management goals as outlined in the Group's medium-term management plan of an income before special items ratio to sales of 5%, a shareholders' equity ratio of 25% and a D/E ratio of 1.6X.

While many political and economic uncertainties still exist in the domestic and international operating environments, the international supply-demand balance for oil, non-ferrous metal and basic petrochemical products remains tight, and the Group believes that resource and energy prices will continue to trend at high levels. In the medium-term management plan that spans fiscal 2005 to fiscal 2007, the Group will be working to further strengthen its competitive position in existing businesses given the structural changes currently underway in basic materials industries from last year, and will be proactively promoting growth strategies in addition to strengthening the Group's financial position. Moreover, on the assumption that the goals under the medium-term management plan will be achieved, the Group has set a new medium-to long-term goal for income before special items at the ¥150 billion level, a shareholders' equity ratio of 40%, and a D/E ratio of under 1.0X, and will be exerting every effort to achieve these goals.

Given the above, the Nippon Mining Holdings Group will also strive for thorough safety control and compliance as it pursues the safe and efficient energy supply and proactively addresses environmental issues in an effort to make a wide-ranging contribution to society.

The major issues relating to the core businesses of the Group that are addressed in the medium-term plan are as follows.

Petroleum (Japan Energy Group)

In the refining division, the Group is ardently studying strategies to further increase production of value-added petrochemical products. In addition, as the Group believes it is necessary to improve quality in products such as gasoline and to cope with global warming while keeping the Group's refining costs under ¥1,500 per kiloliter, it will be working to further strengthen its refining cost competitiveness. The Group intends to continue its cooperative agreement with Showa Shell Seikiyu K.K. in the areas of refining, distribution and purchasing.

In the marketing division, the Group will be working to expand its network of "Value Style Stations" and the number of self-service format stations it operates, while strengthening and upgrading its core service station network.

In the business development division, the Group is studying fuel cells and soil purification businesses, as well as other areas in which the Group's knowledge and experience can be put to profitable use.

In the resource development division, the Group is ardently pursuing natural gas exploration in the Sanriku and Iburi offshore fields and will endeavor to bring promising projects to the commercial stage. In addition, the Group started test drilling in the Sanriku offshore area in April 2005.

Resources and Non-ferrous Metals (Nippon Mining & Metals Group)

In the Group's mainline copper business, the Group will be working with Mitsui Mining and Smelting Co., Ltd. and LS-Nikko Copper Inc. to build a world-class copper production consortium and will be developing the business on a global scale. In this regard, the Group intends to continue investing and providing funds to high quality mines in order to ensure stable supplies of raw materials for copper smelting as well as investment returns, and is studying opportunities to establish vertically integrated copper businesses starting from resource development to product sales in copper producing nations such as Chile.

As the next step in further improving the productivity and product quality competitiveness of Saganoseki Smelter and Refinery, the Group will be expanding and strengthening production capacity in anticipation of a forecast decline in copper ore grade. In addition, the Group will be working to expand its precious metal scrap collection and receipt capabilities and to expand environmental business-related capacity in an effort to upgrade and expand its environmental recycling business.

In terms of technology development, the Group will be working on long-term continuous pilot plant operations and the improvement in the process and equipment in an effort to put the new copper refining hydro-metallurgical processes to actual use. In addition, the Group is pursuing a bio mining technology project using micro organisms with Corporación Nacional del Cobre (Codelco), Chile's government-owned copper company.

Electronic Materials (Nikko Materials Group)

In treated rolled copper foil and target materials where high medium- to long-term growth is expected, the Group intends to improve and strengthen earnings by expanding capacity in response to demand trends. In the electrolytic copper foil business, the Group seeks the early return to profitability through enhanced coordination between its domestic and overseas production and sales network, as well as through further improvement in productivity.

In terms of technology development, the Group is developing next generation products and technologies, including two layer board plating (product name Maqinus) for surface mounted semiconductor film (chip on film) used in LCD display equipment, and nano-plating materials that address the miniaturization of semiconductor circuit.

Metal Fabrication (Nikko Metal Manufacturing Group)

In the precision rolled products business, the Group will work to strategically specialize in high value-added products in order to build solid and restructured earnings base. The expansion of wide diameter copper foil rolling machines in order to expand rolled copper foil capacity, and the expansion of melting and casting equipment for special copper alloys now being constructed at the Kurami plant is aimed at establishing a production infrastructure that can not only respond to increased demand, but also respond to user needs in a timely manner.

In terms of technology development, the focus is on the development of high performance copper alloys using sub micron metallurgy.

In addition, the Group will actively seek to further expand its presence in Asia centering on China through enhanced coordination of operations among Nikko Woojin Precision Manufacturing

(Suzhou) Co., Ltd. in the precision press and precision rolled businesses, Fuji Electronics Dongguan Co., Ltd. (a Chinese company) as well as Woojin Precision Industry Co., Ltd. (a South Korean company) in the precision fabrication business, and coil center operations being developed in the Asian region.

(3) Group Fund Procurement

As a means of financing its capital expenditures, loans and investments, the Group sold its treasury stock last August in which 168,165,500 shares were sold for ¥74, 840 million. The Nippon Mining Group's funding requirements for the fiscal year were met by retained earnings, borrowings and commercial paper, and no capital was procured through the issuance of corporate bonds or other means.

Moreover, in addition to repurchase and cancellation of outstanding corporate bonds, liabilities under certain corporate bonds were assumed by financial institutions under a debt assumption agreement and were accounted for as redemption during the fiscal year.

(4) Group Capital Expenditures

Capital Expenditures by Segment in FY2004 (Millions of Yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Capital Expenditures	29,964	6,980	5,141	3,747	1,403	47,235	52	47,287

In petroleum business (Japan Energy Group), capital expenditures were mainly used for the expansion of production facilities for environmentally friendly products, renewal of refining plants, and remodeling/reorganization of gas stations.

In resource and non-ferrous metal business (Nippon Mining and Metals Group), capital expenditures were mainly used for rationalization and renewal investment in smelters and factory equipment.

In the area of electronic materials (Nikko Materials Group) and metal fabrication (Nikko Metal Manufacturing Group), investments were mainly for capacity expansions in response to increasing demand.

(5) Trends in Group Operating Results and Financial Condition

The trend in the Group's consolidated business performance and financial condition for the past three fiscal years is as follows. In addition, as fiscal 2002 was the first reporting period for the Group, there are no numbers available regarding consolidated business performance and financial condition prior to fiscal 2001.

a. Trends in Consolidated Business Results and Financial Condition

Account	Fiscal 2001	Fiscal 2002	Fiscal 2003	Fiscal 2004
Sales (¥ mil.)		2,163,088	2,214,589	2,502,538
Income before Special Items (¥ mil.)		36,968	53,737	148,055
Net Income (¥ mil.)		3,652	14,854	50,577
Net Income per Share (¥)		5.89	21.71	63.84
Total Assets (¥ mil.)		1,628,723	1,572,529	1,580,144

(Notes)

1. Business performance and financial condition for the first reporting period (fiscal 2002) are based on the consolidated financial statements of the former Japan Energy Corporation which was made a complete subsidiary through the transfer of shares at the time Nippon Mining Holdings was established.

2. Income before special items for the second reporting period (fiscal 2003) rose 45.4% year-on-year, reflecting improved business performance in all four of the Group's core businesses. Net income for the period increased 306.7%, reflecting special losses related to the restructuring of the US electronic materials business and other efforts to strengthen the Group management structure, and special gains from the listing of a US affiliate.

3. Results for the third reporting period (fiscal 2004, the period under review) are as described in (1) Group Business Overview and Performance

b. Trends in Non-Consolidated Business Performance and Financial Condition

Account	Fiscal 2001	Fiscal 2002	Fiscal 2003	Fiscal 2004
Operating Income (¥ mil.)		4,938	6,949	6,819
Income before Special Items (¥ mil.)		3,591	3,509	2,057
Net Income (Loss) (¥ mil.)		3,612	4,613	(30,032)
Net Income (Loss) per Share (¥)		4.26	6.01	(38.07)
Total Assets (¥ mil)		292,637	305,806	331,653

(Notes)

1. The increase in operating revenue in the second reporting period (fiscal 2003) compared to the first reporting period (fiscal 2002) mainly results from the difference of the accounting periods.

2. Net loss for the third accounting period (fiscal 2004, the period under review) reflected, among others, a reported loss due to valuation losses on the stock of affiliated companies, which was recorded as extraordinary losses.

2. Overview of the Company

(Information provided in this section represents state of the Company as of March 31, 2005 unless otherwise stated.)

(1) Main Businesses of the Group Companies

Petroleum, Resources and Non-ferrous Metals, Electronic Materials, and Metal Fabrication

(2) Main Offices and Plants of the Group Companies

Nippon Mining Holdings, Inc.	Head Office (2-10-1, Toranomon, Minato-ku, Tokyo)
Petroleum (Japan Energy Group)	Japan Energy Corporation Head Office (Minato-ku, Tokyo), Mizushima Oil Refinery (Kurashiki-shi, Okayama), Chita Oil Refinery (Chita-shi, Aichi), Funakawa Works (Oga-shi, Akita), Sodegaura Lubricants Plant (Sodegaura-shi, Chiba), Petroleum Refining Research & Technology Center・Lubricants Research & Development Center・Bio Research Center (Toda-shi, Saitama), Hokkaido Branch Office (Sapporo-shi, Hokkaido), Tohoku Branch Office (Sendai-shi, Miyagi), Kitakanto Branch Office (Taito-ku, Tokyo), Tokyo Branch Office (Chiyoda-ku, Tokyo), Minamikanto Branch Office (Yokohama-shi, Kanagawa), Chubu Branch Office (Nagoya-shi, Aichi), Kinki Branch Office (Toyonaka-shi, Osaka), Chushikoku Branch Office (Hiroshima-shi, Hiroshima), Kyushu Branch Office (Fukuoka-shi, Fukuoka), Beijing Office (China) Kashima Oil Co., Ltd. Head Office (Minato-ku, Tokyo), Kashima Oil Refinery (Kashima-gun, Ibaraki) Japan Energy Development Co., Ltd. Head Office (Minato-ku, Tokyo), Nakajo Plant (Kitakanbara-gun, Niigata)
Resources and Non-ferrous Metals (Nippon Mining & Metals Group)	Nippon Mining & Metals Co., Ltd. Head Office (Minato-ku, Tokyo), Hitachi Works・Technology Development Center (Hitachi-shi, Ibaraki), Saganoseki Smelter & Refinery (Oita-shi, Oita), Osaka Office (Osaka-shi, Osaka), Nagoya Office (Nagoya-shi, Aichi), Kyushu Sales Office (Kasuya-gun, Fukuoka), Shanghai Office (China), Australia Office (Australia), Chile Office (Chile) Pan Pacific Copper Co., Ltd. Head Office (Minato-ku, Tokyo), Osaka Branch (Osaka-shi, Osaka), Nagoya Branch (Nagoya-shi, Aichi), Fukuoka Branch (Fukuoka-shi, Fukuoka), Chile Office (Chile)
Electronic Materials (Nikko Materials Group)	Nikko Materials Co., Ltd. Head Office (Minato-ku, Tokyo), Isohara Plant (Kitaibaraki-shi, Ibaraki), GNF Plant (Hitachi-shi, Ibaraki), Toda Plant (Toda-shi, Saitama), Osaka Branch (Osaka-shi, Osaka) Nikko Materials USA, Inc. (USA)
Metal Fabrication (Nikko Metal Manufacturing Group)	Nikko Metal Manufacturing Co., Ltd. Head Office・Kurami Works (Koza-gun, Kanagawa), Kurami Works, Kawasaki Plant (Kawasaki-shi, Kanagawa), Osaka Office (Osaka-shi, Osaka), Nagoya Office (Nagoya-shi, Aichi) Fuji Electronics Co., Ltd. Head Office・Isohara Plant (Kitaibaraki-shi, Ibaraki), Hitachi Plant (Hitachi-shi, Ibaraki)

(3) Stock Information

a. Number of authorized shares — 3 billion shares
b. Total number of shares issued and outstanding — 848,462,002 shares
c. Total number of shareholders — 98,568 shareholders
d. Major shareholders

Name of Shareholder	Number of shares of the Company held by the shareholder and percentage of ownership		Number of shares of the shareholder held by the Company and percentage of ownership	
	Number of shares	(%)	Number of shares	(%)
Japan Trustee Services Bank, Ltd. (Held in trust account)	98,307,000	(11.6)	–	(–)
The Master Trust Bank of Japan, Ltd. (Held in trust account)	60,544,000	(7.1)	–	(–)
Fuji Oil Co., Ltd.	33,820,000	(4.0)	–	(–)
Mizuho Corporate Bank, Ltd.	22,172,398	(2.6)	–	(–)
Teikoku Oil Co., Ltd.	14,477,993	(1.7)	–	(–)
State Street Bank and Trust Company 505103	14,021,605	(1.7)	–	(–)
Sompo Japan Insurance Inc.	13,982,400	(1.6)	1,897,596	(0.2)
Trust & Custody Services Bank, Ltd. (Held in trust account B)	11,011,500	(1.3)	–	(–)
Luxembourg Offshore JASDIC Lending Account	10,885,000	(1.3)	–	(–)
Sunrise	10,000,000	(1.2)	–	(–)

(4) Purchase, Sale and Holding of Treasury Stock of the Company

a. Purchase
   Common shares — 200,704 shares
   Total cost of purchase — ¥103,902,000
b. Sale
   Common shares — 168,179,041 shares
   Total proceeds of sale — ¥74,847,207,000
c. Number of treasury stock held at the end of the reporting period
   Common shares — 600,047 shares

(5) Employees of the Group Companies

a. Number of Employees of the Group Companies

Segment	Number of employees	Year-to-year change
Petroleum (Japan Energy Group)	4,180	(74)
Resources and Non-ferrous Metals (Nippon Mining & Metals Group)	1,447	(24)
Electronic Materials (Nikko Materials Group)	1,512	(110)
Metal Fabrication (Nikko Metal Manufacturing Group)	1,161	+12
Other (Independent Operating Companies and Fictional Support Companies)	974	(388)
Total	9,274	(584)

(Notes)

1. The Company's employees are included in the "Other (Independent Operating Companies and Functional Support Companies)".
2. The decrease in the number of employees in the "Other (Independent Operating Companies and Functional Support Companies)" reflects the deconsolidation of

am/pm Japan Co., Ltd.

3. Contract and temporary employees are not included in the numbers of employees listed above.

b. Number of Employees of Nippon Mining Holdings, Inc.

Number of employees	Year-to-year change	Average years of age	Average service years
39	+ 4	44.1	22.2 years

(Notes)

1. The average service years of the Company's employees includes their service years formerly spent at the core Group companies before they were transferred to the Company.
2. The number of employees provided above does not include three (3) contract employees.

(6) Major Subsidiaries and Other Significant Business Combinations

a. Major Subsidiaries

Name of company	Capital	The Company's ownership in the subsidiary	Main businesses
Japan Energy Corporation	¥20,000 million	100 %	Production and sale of petroleum products.
Nippon Mining & Metals Co., Ltd.	¥26,997 million	100 %	Production and sale of non-ferrous metal products.
Nikko Materials Co., Ltd.	¥14,000 million	100 %	Production and sale of electrodeposited copper foils, treated rolled copper foils, thin-film forming materials, compound semiconductor materials, etc.
Nikko Metal Manufacturing Co., Ltd.	¥8,000 million	100 %	Production and sale of precision rolled products.
Kashima Oil Co., Ltd.	¥20,000 million	70.7 %	Production and sale of petroleum products.
JOMO-NET Minamikanto Co., Ltd.	¥100 million	100 %	Sale of petroleum products
Japan Energy Development Co., Ltd.	¥4,980 million	100 %	Exploration, production and sale of petroleum and natural gas.
Pan Pacific Copper Co., Ltd.	¥3,450 million	66.0 %	Production and sale of non-ferrous metal products.
Nippon Mining of Netherlands B.V.	EUR10,117,000	100 %	Investment in and lending to Collahuasi Mine and Los Pelambres Mine.
Nikko Shoji Co., Ltd.	¥368 million	100 %	Sale of non-ferrous metal and other products.
Nikko Materials, USA Inc.	US$5,000	100 %	Production and sale of electrodeposited copper foils and thin-film forming materials.
Fuji Electronics Co., Ltd.	¥300 million	98.7 %	Production and sale of precision processing products.
Central Computer Services Co., Ltd.	¥270 million	95.5 %	Software development, information processing, and system sales.

(Notes)

1. The Company's ownership percentage includes indirect holding through subsidiaries.
2. The equity capital of Japan Energy Corporation increased by ¥15 billion to ¥ 35 billion in April 2005 as a result of a capital increase.
3. The equity capital of Nikko Materials Co., Ltd. increased by ¥10 billion in March 2005 as a result of a capital increase.
4. The ownership in Kashima Oil Co., Ltd. increased by 17.2 percent in September 2004 after Japan Energy Corporation acquired the entire holding in the company held by Cosmo Oil Co., Ltd.
5. Following the area based restructuring initiatives implemented by the Japan Energy Group in October 2003, which were aimed at strengthening sales

capabilities at JOMO service stations, JOMO-NET Nishitokyo Co., Ltd. was excluded from the list of major subsidiaries, and JOMO-NET Minamikanto Co., Ltd. was newly included in the list.

6. Nikko Materials USA Inc. holds a capital reserve of US$237,995,000 in addition to the capital stated above.
7. am/pm Japan Co., Ltd., formerly classified as one of the major subsidiaries, became an affiliated company accounted for by the equity method following the third party share allotment by the company in August, 2004.
8. Central Computer Services Co., Ltd. has been newly added to the list above as one of major subsidiaries classified in the group of Independent Operating Companies and Functional Support Companies.

b. Major Affiliated Companies

Name of company	Capital	The Company's ownership in the affiliate	Main businesses
Maruwn Corporation	¥3,559 million	39.3%	Land transportation.
Tatsuta Electric Wire and Cable Co., Ltd.	¥6,676 million	32.6%	Production and sale of electric wires and cables.
Toho Titanium Co., Ltd.	¥4,812 million	37.6%	Production and sale of titanium metals, etc.
LS-Nikko Copper Inc.	Won283.2billion	46.0%	Production and sale of non-ferrous metal products.

(Notes)

1. The Company's ownership percentage includes indirect holding through subsidiaries.
2. LS-Nikko Copper Inc. changed its corporate name from "LG-Nikko Copper Inc." in March 2005.

c. Results of Business Combinations

The Company has 107 consolidated subsidiaries, and 19 non-consolidated subsidiaries and affiliates to which the equity method is applied, including the major subsidiaries and affiliates listed above. These subsidiaries and affiliates engage in businesses in industrial sectors encompassing Petroleum, Resources and Non-ferrous Metals, Electronic Materials, and Metal Fabrication.

Consolidated net sales and net income for the year ended March 31, 2005 are as provided on page 13.

(7) Major Lenders

The Company had no borrowings as of the end of the fiscal year ended March 31, 2005. The Company had an outstanding balance of ¥27 billion in commercial papers as of March 31, 2005.

(8) Directors and Corporate Auditors

Name	Position and responsibilities
Akihiko Nomiyama	Chairman and Representative Director
Yasuyuki Shimizu	President and Representative Director
Satoshi Uno	Managing Director (In charge of planning, Planning & Management Group)
Takeshi Inoue	Director (In charge of affiliated companies, Planning & Management Group) (In charge of planning, Planning & Management Group)
Toru Kihara	Director (In charge of planning, Planning & Management Group)
Fumio Ito	Director (In charge of legal affairs, General Administration Group)
*Kiyonobu Sugiuchi	Director (In charge of finance, Financial Group) (In charge of management, Planning & Management Group)
Mitsunori Takahagi	Director (non-executive) President, Japan Energy Corporation
Kazuo Oki	Director (non-executive) President, Nippon Mining & Metals Co., Ltd.
Masanori Okada	Director (non-executive) President, Nikko Materials Co., Ltd.
*Yoshimasa Adachi	Director (non-executive) President, Nikko Metal Manufacturing Co., Ltd.
*Yukio Uchida	Director (non-executive) Executive Corporate Officer, Japan Energy Corporation
Sota Kobayashi	Full-time Corporate Auditor
Chihiro Yamaguchi	Full-time Corporate Auditor
*Shinji Ono	Full-time Corporate Auditor
*Shigeru Mase	Corporate Auditor Managing Director of Fuji Oil Co., Ltd.

(Notes)

1. "*" indicates that the person concerned was newly elected to the position as indicated above at the second Annual General Meeting of Shareholders held on June 25, 2004.
2. Auditors Sota Kobayashi, Shinji Ono and Shigeru Mase are outside auditors elected under the provisions of Paragraph 1, Article 18 of the Law Concerning Exceptions to the Commercial Code Related to Auditing of Joint Stock Companies.
3. The following director and auditors retired during the fiscal year ended March 31, 2005:

Name	Position and responsibilities at the time of retirement	Date of retirement
Isao Matsushita	Director	June 25, 2004 (Resigned)
Tsuyoshi Tsuji	Full-time Corporate Auditor	June 25, 2004 (Resigned)
Takaaki Fuchida	Corporate Auditor	June 25, 2004 (Resigned)

(9) Compensation Paid to Directors and Corporate Auditors

Position	Number of directors /auditors	Total amount of compensation paid	Remarks
Director	13	¥216 million	Maximum amount of compensation ratified by the Annual General Meeting of Shareholders: Directors: ¥30 million / month Auditors: ¥10 million / month
Corporate Auditor	6	¥58 million	
Total	19	¥274 million	

(Notes)

1. In addition to the amounts stated above, the Company paid bonuses to ten (10) Directors totaling ¥24 million through appropriation of retained earnings, and a retirement benefit of ¥10 million to one Director and retirement benefits totaling ¥12

million to two (2) Corporate Auditors.

2. Except for the amounts stated above, no payments have been made to directors who also retain employee status including compensation that is equivalent of employee salary or other remunerations for the execution of their duties.
3. As of the end of the fiscal year ended March 31, 2005, there were 12 Directors and 4 Corporate Auditors.

(10) Audit Fees, etc. Paid to Accounting Audit Firm

(a) Total amount of audit fees, etc. to be paid by the Company and its subsidiaries	¥186 million
(b) Total amount included in (a) to be paid to the accounting audit firm as consideration for their financial statement audit and certification.	¥185 million
(c) Amount of compensation included in (b) payable as consideration for accounting audit services	¥23 million

(Note)

The amount of audit fees payable under the audit engagement contract between the Company and the audit firm includes both a fee payable for the audit conducted pursuant to the provisions of the Law Concerning Exceptions to the Commercial Code Related to Auditing of Joint Stock Companies, and the audit conducted pursuant to the provisions of the Securities and Exchange Law of Japan. As these fees are not separately identified and are practically indivisible, a combined amount including the two fees are indicated in c. above.

(11) Share Acquisition Rights Issued to Parties Other than Shareholders of the Company Under Preferential Terms

There are no applicable transactions.

Amounts and figures in this Business Report are presented according to the following method of rounding:
Pecuniary amounts other than those related to consolidated financial results: Fractions rounded down to the nearest unit.
Pecuniary amounts related to consolidated financial results, ratios, etc.: Fractions rounded to the nearest unit.

Consolidated Balance Sheet

(As of March 31, 2005)

Assets		Liabilities, minority interest in consolidated subsidiaries and shareholders' equity	
Account Title	**Millions of yen**	**Account Title**	**Millions of yen**
Assets	**1,580,144**	**Liabilities**	**1,188,762**
Current assets	**677,062**	**Current liabilities**	**756,849**
Cash and time deposits	62,068	Notes and accounts payable, trade	229,411
Notes and accounts receivable, trade	269,186	Short-term borrowing	322,286
Securities	9	Commercial paper	27,000
Inventories	283,984	Accounts payable, other	81,161
Other current assets	62,866	Other current liabilities	96,991
Allowance for doubtful accounts	(1,051)		
		Long-term liabilities	**431,913**
Fixed assets	**903,082**	Long-term debt	294,504
Property, plant and equipment	**589,837**	Allowance for retirement benefits	62,461
Buildings and structures	133,503	Allowance for periodic repair works	15,891
Machinery and equipment	154,109	Other long-term liabilities	59,057
Land	287,882		
Other	14,343	**Minority interest in consolidated subsidiaries**	**37,945**
Intangible assets	**64,890**	**Shareholders' equity**	**353,437**
		Common stock	**40,000**
Investments and other long-term assets	**248,355**	**Capital surplus**	**201,382**
Investments in securities	182,716	**Retained earnings**	**95,537**
Long-term loans	19,562	**Surplus from land revaluation**	**(2,994)**
Other	47,467	**Unrealized gain on marketable securities**	**23,022**
Allowance for doubtful accounts	(1,390)	**Accumulated translation adjustment**	**(3,175)**
		Treasury stock, at cost	**(335)**
Total	**1,580,144**	**Total**	**1,580,144**

(Amounts rounded to the nearest million yen)

Consolidated Statement of Operations

(from April 1, 2004 to March 31, 2005)

		Account Title	Millions of yen
Income before Special Items	Operating income	**Operating revenue**	**2,502,538**
		Net sales	2,502,538
		Operating costs and expenses	**2,376,930**
		Cost of sales	2,202,409
		Selling, general and administrative expenses	174,521
		Operating income	**125,608**
	Other Income/Loss	**Other income**	**43,806**
		Interest and dividend income	2,549
		Amortization of consolidation adjustment account	5,178
		Equity in income of non-consolidated subsidiaries and affiliates	31,278
		Other	4,801
		Other loss	**21,359**
		Interest expenses	12,581
		Exchange loss	509
		Other	8,269
		Income before special items	**148,055**
Special Profit/Loss		**Special profit**	**35,101**
		Gain on sales of property, plant and equipment	1,995
		Gain on sales of investments in securities	17,606
		Gain on change in equity of consolidated subsidiary	7,000
		Amortization of prior service cost	5,561
		Other	2,939
		Special loss	**76,479**
		Loss on sales of property, plant and equipment	616
		Loss on disposal of property, plant and equipment	10,461
		Impairment losses	25,232
		Loss on write-down of investments in securities	789
		Reorganization and restructuring costs	20,726
		Loss on lump-sum recognition of the previous years' unrecognized net actuarial losses	6,900
		Provision for environmental remediation allowance	3,408
		Provision for allowance for cost of disposal of unutilized property, plant and equipment	2,489
		Loss on redemption of bonds	1,695
		Provision for allowance for doubtful accounts	419
		Other	3,744
Income before income taxes			106,677
Income taxes			42,331
Deferred income taxes			5,645
Minority interest in net earnings of consolidated			8,124
Net income			**50,577**

(Amounts rounded to the nearest million yen)

Notes

Significant Information Regarding the Preparation of Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 107

Names of major consolidated subsidiaries are provided in "① Major Subsidiaries, (6) Major Subsidiaries and Other Significant Business Combinations, 2. Overview of the Company" of the attached Business Report.

(2) Name of major non-consolidated subsidiaries: Japan Energy Analytical Research Center Co., Ltd

(Reason for excluding from consolidation)

The subsidiaries excluded from consolidated accounting are all small in size whose total assets, net sales, net income/loss (the portion proportionate to the Company's equity interest) and retained earnings (the portion proportionate to the Company's equity interest) are insignificant respectively in all and do not have material impact on the Company's consolidated financial statements.

2. Application of the Equity Method

(1) Number of non-consolidated subsidiary accounted for by the equity method and its name: 1 (Company name: NK Curex Co., Ltd.)

(2) Number of affiliated companies accounted for by the equity method: 18

Names of major affiliates accounted for by the equity method are provided in "②Major Affiliates, (6) Major Subsidiaries and Other Significant Business Combinations, 2. Overview of the Company" of the attached Business Report.

(3) Name of major non-consolidated subsidiaries not accounted for by the equity method: Japan Energy Analytical Research CenterCo., Ltd

(4) Name of major affiliates not accounted for by the equity method: TOSHIN YUSOSEN CO., LTD.

(Reason for not applying equity method)

Net income/loss (the portion proportionate to the Company's equity interest) and retained earnings (the portion proportionate to th Company's equity interest) of the non-consolidated subsidiaries and affiliates not accounted for by the equity method are insignificant respectively in all and do not have material impact on the Company's consolidated financial statements.

3. Changes in Scope of Consolidation and Application of the Equity Method

(1) Changes in Scope of Consolidation

Nikko Real Estate Co., Ltd. and 17 shipping companies engaging in overseas shipping operations, including Golden Pacific Maritime S.A., were included in consolidated accounting to reflect the increase in the scale of their operations and their growing importance within the Group.

NMC Pearl River Mouth Oil Development Co., Ltd. and Southern Highlands Petroleum Co., Ltd., both of which had been accounted for by the equity method until the previous fiscal year, became newly included in the scope of consolidated accounting from the fiscal year ended March 31, 2005, as a result of an increase in the Company's equity holding in them following additional acquisitions of shares.

am/pm Japan Co., Ltd, accounted for as a consolidated subsidiary until the previous fiscal year, became an affiliated company accounted for by the equity method in the fiscal year under review, following a third party share allotment by the company and a subsequent reduction in the Company's equity holding in the company.

Nikko Petrochemicals Co., Ltd. was excluded from consolidation following its merger with Japan Energy Corporation.

PETOCA MATERIALS LTD., Japan Energy (Netherlands) B.V. and two other companies were liquidated and therefore excluded from the scope of consolidation.

(2) Change in Scope of Application of the Equity Method

NMC Pearl River Mouth Oil Development Co., Ltd. and Southern Highlands Petroleum Co., Ltd., both of which had been accounted for by the equity method until the previous fiscal year, became newly included in consolidated accounting from the fiscal year ended March 31, 2005, as a result of an increase in the Company's equity holding in them following additional acquisitions of shares.

am/pm Japan Co., Ltd, accounted for as a consolidated subsidiary until the previous fiscal year, became an affiliated company accountec for by the equity method in the fiscal year under review, following a third party share allotment by the company and a subsequent reduction in the Company's equity holding in the company.

4. Accounting Period of Consolidated Subsidiaries

The following consolidated subsidiaries close books on dates that are different from the closing date of the consolidated accounting period :

Fiscal Year End	Name of Company
End/December	Japan Energy (Singapore) Pte., Ltd.
	Nippon Mining of Netherlands B.V. and other 12 companies
End/February	Nikko Materials USA, Inc. and its subsidiaries
	Gould International GmbH and its subsidiaries
End/June	Irvine Scientific Sales Co., Inc.

Financial statements of the consolidated subsidiaries listed above as of the book closing date were used for preparation of the consolidated financial statements, with the exception of Irvine Scientific Sales Co., Inc., whose financial statements used for consolidated accounting were prepared as of December 31 for the purpose of provisional settlement of accounts.

Necessary adjustments were made regarding significant transactions occurred between the book closing dates of the consolidated subsidiaries listed above and the consolidated book closing date.

5. Significant Accounting Policies

(1) Valuation Basis and Valuation Method for Significant Assets

① Investment Securities

Other securities

with readily determinable market values	・・・	Other securities with readily determinable market values are carried at market values as of each respective balance sheet date, and associated unrealized gains and losses, net of taxes, are reported as a separate component of shareholders' equity. Acquisition costs, which form the basis for calculations, are determined by the moving average method.
without readily determinable market values	・・・	Other securities that do not have readily determinable market values are stated at cost mainly based on the moving average method.

② Inventories

(Domestic consolidated subsidiaries)

Petroleum Inventories	・・・	Stated at cost based on the average method.
Non-ferrous metal inventories	・・・	Stated at cost based on first-in, first-out method.
Electronic materials inventories	・・・	Stated at cost based on first-in, first-out method.
Metal fabrication inventories	・・・	Stated at cost based on first-in, first-out method.

(Overseas consolidated subsidiaries)

Primarily stated at the lower of cost or market using the first-in, first-out method.

(2) Depreciation/Amortization Method of Depreciable/Amortizable Assets

Property, plant and equipment	・・・	Primarily calculated based on the straight-line method
Intangible assets	・・・	Primarily calculated based on the straight-line method

(3) Allowances

① Allowance for Doubtful Accounts

For the domestic consolidated subsidiaries, allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience over a certain period.

Overseas consolidated subsidiaries calculate the amount of allowance for doubtful accounts based on individual assessment of unrecoverable amount.

② Allowance for Retirement Benefits

The allowance for employee retirement benefits, which is provided for future pension and severance paid at retirement, is recorded as the amount that has accrued at the end of the fiscal year, which is computed based on the projected benefit obligation and the estimated pension plan assets at the end of fiscal year.

Unrecognized net obligation at the date of initial application of the accounting standard for retirement benefits has been amortized on a straight-line basis over a period of ten years.

Unrecognized actuarial gains or losses and unrecognized prior service cost are recognized as income or expenses for the fiscal year of occurrence, except for certain consolidated subsidiaries which have elected to amortize them over the average remaining service period of participating employees.

③ Allowance for Periodic Repair Works

Certain domestic subsidiaries have an allowance for periodic repair works in an amount equal to the estimated cost of periodically required repairs for machinery and equipment of oil refineries, and an amount estimated for periodic open inspections and repair work on oil tanks as required by the Fire Protection Law of Japan, which is accrued evenly over a period to the next scheduled repairs.

(4) Translation of Foreign Currency Transactions and Accounts

Foreign currency transactions are generally translated using the foreign exchange rates prevailing at the respective transaction dates. All assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign exchange gains and losses are included in other income/loss.

Revenues and expenses of foreign consolidated subsidiaries are translated into Japanese Yen using the average exchange rates for the period. Assets and liabilities are translated into Japanese Yen using the foreign exchange rates prevailing at the balance sheet dates, and equity accounts are translated using historical rates. The resultant difference is presented as foreign currency translation adjustments in a separate component of shareholders' equity.

(5) Leases

For domestic consolidated subsidiaries, finance leases, other than those under which ownership of the leased assets is transferred to the lessee, are accounted for in the same manner as operating leases. For overseas consolidated subsidiaries, said leases are accounted for in the same manner as normal sales transactions.

(6) Hedge Accounting

The Company adopts deferred hedge accounting in principle. When cash flows of assets and liabilities denominated in foreign currencies are fixed by forward currency contracts and currency swaps, they are translated at the corresponding contract rates. When interest swaps that meet certain required conditions have critical terms matching exactly with those of financial assets or liabilities that are being hedged, such interest swaps are not recognized in the balance sheet, and net interest paid or received on the swaps is recognized as adjustment to the interest income or expense on the financial assets or liabilities that are being hedged.

(7) Other material information

①Transactions subject to consumption taxes and local consumption taxes are recorded at amounts exclusive of consumption taxes.

②The Company adopted the consolidated taxation system from the fiscal year ended March 31, 2005.

6. Valuation of Assets and Liabilities of Consolidated Subsidiaries

The assets and liabilities of a newly consolidated subsidiary are marked to fair value at the time.

7. Amortization of Consolidation Adjustment Account

The consolidation adjustment account, which represents the difference between the carrying amount of an investment in a subsidiary and underlying equity, is amortized over 5 years.

8. Appropriation of Retained Earnings

Appropriation of retained earnings by consolidated companies is recorded in the fiscal year in which a proposed appropriation is approved by the general meeting of the shareholders.

9. Changes in Significant Accounting Policies

(1) Valuation Method for Inventories

During the fiscal year ended March 31, 2005, the Company changed the accounting policy for inventory valuation of non-ferrou metals except for gold, silver, platinum and palladium, and of electronic materials, recorded at its domestic consolidated subsidiaries, from the last-in, first-out method to the first-in, first-out method. The primary reason for this change was that the Company considered it necessary to use the first-in, first-out method to present a more appropriate financial position of the Group, thereby to reduce the widening difference between the book value of inventories and their market prices reflecting the recent higher volatilities in market prices of non-ferrous metals. The Company also considered that it would bring the book value of inventories closer to their market value, reflecting the trends in the international accounting standards.

As a result of this change, inventories as of March 31, 2005 have increased by 7,125 million yen, operating income has increased by 7,206 million yen and income before special items and income before income taxes have increased by 7,125 million yen for the fiscal year ended March 31, 2005, as compared with the amounts which would have been reported if the previous method had been applied consistently.

(2) Accounting Standard for Impairment of Fixed Assets

During the fiscal year ended March 31, 2005, the Company adopted the Accounting Standard for Impairment of Fixed Asset ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (issued by the Business Accounting Council in Japan on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003)). This is in conformity with the provisions of the Accounting Standard and the Guidance which allow for the adoption of the Accounting Standard and the Guidance from the fiscal year ended March 31, 2004. As a result, income before income taxes for the fiscal year ended March 31, 2005 has decreased by 16,696 million yen. For the fiscal year ended March 31, 2005, certain overseas consolidated subsidiaries recorded asset impairment loss of 8,536 million yen in accordance with the accounting standards of countries where they are located.

Accumulated asset impairment loss is deducted from each asset's acquisition cost directly.

(3) Allowance for Retirement Benefits

During the fiscal year ended March 31 2005, the Company changed the accounting policy as related to the treatment of actuarial difference. In previous fiscal years, unrecognized actuarial gains or losses were recognized as income or expenses and amortized on the straight-line basis over a period (mainly 10 years) not exceeding the average remaining service period of the participating employees present at the time when such gains or losses occurred. From the fiscal year ended March 31, 2005, the Company, with the exception of some of its consolidated subsidiaries, changed the accounting policy to recognize the entire amount of the difference as actuarial gains or losses in the year the difference occurred. Following the change in accounting policy, the Company recognized the beginning balance of the unrecognized actuarial difference as a one-time loss during the fiscal year ended March 31, 2005.

The primary reason for this change is as follows.

Japan Energy Corporation and Nikko Materials Co., Ltd, two of the Company's major subsidiaries, made comprehensive revisions of their retirement benefit plans including the termination of Kosei Nenkin program and resultant transfer of a portion of the plan assets to the government and freezing of the remaining assets, shift to a benefit payment scheme where benefits are payable over a predetermined period, lowering of assumed discount rate, and an introduction of defined contribution plan. As a result of these measures, actuarial differences that may occur in future at these companies are expected to be minimal.

At these companies, significant amounts have accumulated as unrecognized actuarial differences mainly due to the past severa years of lower-than-expected returns on the plan assets managed as well as the lowering of discount rates under the prolonged ultra-low interest rate environment. Given the change in the accounting policy as stated above, unrecognized actuarial differences are expected to remain on the books of the Company for indefinite period of time as no offsetting entries are practically foreseeable. In the light of such a prospect, the Company decided to write off the entire balance of the unrecognized actuarial differences during this fiscal year in order to present more accurate financial conditions of the Group on its consolidated balance sheet.

As a result of these, retirement benefit expense has increased by 5,742 million yen, operating income and income before special items have increased by 1,158 million yen, and income before income taxes has decreased by 5,742 million yen for the fiscal year ended March 31, 2005, as compared with the amounts which would have been reported if the previous method had been applied consistently.

Notes to Consolidated Balance Sheet

1. Accumulated Depreciation of Property, Plant and Equipment . . . . ¥782,951 million

2. Assets Pledged as Collateral . . . . ¥415,652 million

3. Commitments and Contingent Liabilities
   - Debt Guarantees . . . . ¥13,082 million
   - Contingent Liabilities based on Debt Assumption Agreements . . . . ¥25,200 million

4. Notes Receivable Discounted . . . . ¥47 million

5. Number of Treasury Stock . . . . 1,329,756 shares

6. Land Revaluation . . . Pursuant to the Law for Land Revaluation, the Company and certain domestic consolidate subsidiaries revaluates the land used for business activities. The resultant adjustment is reflected, net of taxes, in "Surplus from land revaluation" in shareholders' equity of the accompanying balance sheet.

   Date of revaluation: March 31, 2000

   Method of revaluation: The land value for the revaluation was determined based on the market prices in the official notice of the Commissioner of National Tax Agency in accordance with Article 2, Paragraph 4 of the Enforcement Ordinance Concerning Land Revaluation, with reasonable adjustments taking into account of the distance of the property from the benchmark location where the related market price is established.

   Maruwn Corporation, an affiliate accounted for by the equity method, revalued its land for business activities, and a portion of the amount of the difference resulting from the revaluation proportionate to the Company's equity holding in Maruwn, is included in the Company's shareholders' equity. Of the difference between the market value of the land as of the end of the fiscal year ended March 31, 2005 and its post-revaluation book value, the amount proportionate to the Company's equity holding in Maruwn was 1,276 million yen.

Notes to Consolidated Statement of Operations

1. Net Income Per Share ¥63.84

2. Depreciation and Amortization Expenses . . . . ¥47,726 million

(Amounts rounded to the nearest million yen.)

Report of Independent Auditors on The Consolidated Financial Statements

(English Translation)

May 18, 2005

To the Board of Directors of
Nippon Mining Holdings, Inc.

ChuoAoyama PricewaterhouseCoopers

Seiichi Kurosawa
Representative and Engagement Partner
Certified Public Accountant

Yasuhiro Fujii
Representative and Engagement Partner
Certified Public Accountant

We have audited the consolidated financial statements of Nippon Mining Holdings, Inc. for the third fiscal year ended March 31, 2005 (April 1, 2004 through March 31, 2005), that included the consolidated balance sheet and the consolidated statement of operations, pursuant to the provisions set forth in Paragraph 2.3, Article 19 of the Law Concerning Exceptions to the Commercial Code Related to Auditing of Joint-Stock Companies. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits as an independent auditor.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Our audit also includes audit procedures we considered necessary and thereby practiced on the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The consolidated financial statements referred to above present fairly the financial position and the results of operations of the Group comprised of Nippon Mining Holdings, Inc. and its consolidated subsidiaries, and are in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) As discussed in 9. (1) of the "Significant Information Regarding the Preparation of Consolidated Financial Statements", during the fiscal year ended March 31, 2005, the Company changed the accounting policy for inventory valuation of non-ferrous metals except for gold, silver, platinum and palladium, and of electronic materials, recorded at its domestic consolidated subsidiaries, from the last-in, first-out method to the first-in, first-out method. The primary reason for this change was that the Company considered it necessary to use the first-in, first-out method to present a more appropriate financial position of the Group, thereby to reduce the widening difference between the book value of inventories and their market prices reflecting the recent higher volatilities in market prices of non-ferrous metals. The Company also considered that it would bring the book value of inventories closer to their market value, reflecting the trends in the international accounting standards. We find the change in the accounting policy reasonable.

(3) As discussed in 9. (2) of the "Significant Information Regarding the Preparation of Consolidated Financial Statements", during the fiscal year ended March 31, 2005, the Company adopted the Accounting Standard for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (issued by the Business Accounting Council in Japan on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003)). This is in conformity with the provisions of the Accounting Standard and the Guidance which allow for the adoption

of the Accounting Standard and the Guidance from the fiscal year ended March 31, 2004, and we find the change in the accounting policy reasonable.

(4) As discussed in 9. (3) of the "Significant Information Regarding the Preparation of Consolidated Financial Statements", during the fiscal year ended March 31 2005, the Company changed the accounting policy as related to the treatment of actuarial difference. In previous fiscal years, unrecognized actuarial gains or losses were recognized as income or expenses and amortized on the straight-line basis over a period (mainly 10 years) not exceeding the average remaining service period of the participating employees present at the time when such gains or losses occurred. From the fiscal year ended March 31, 2005, the Company, with the exception of some of its consolidated subsidiaries, changed the accounting policy to recognize the entire amount of the difference as actuarial gains or losses in the year the difference occurred. The change in accounting policy follows the comprehensive revisions by the Company's consolidated subsidiaries of their retirement benefit plans including the termination of Kosei Nenkin program and resultant transfer of a portion of the plan assets to the government and freezing of the remaining assets, shift to a benefit payment scheme where benefits are payable over a predetermined period, lowering of assumed discount rate, and an introduction of defined contribution plan. As a result of these measures, actuarial differences that may occur in future are expected to be insignificant, which no longer warrants deferred recognition of actuarial difference. We find the change in accounting policy reasonable.

Our firm and its engagement partners have no interest in the Company which should be disclosed pursuant to the provisions set forth in the Certified Public Accountants Law.

Report of Board of Corporate Auditors on the Consolidated Financial Statements (English Translation)

We, the Board of Corporate Auditors of Nippon Mining Holdings, Inc. (the "Company"), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of the audit of the consolidated financial statements, that included the consolidated balance sheet and the consolidated statement of operations, during the 3rd fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005), prepared this Report and hereby submit our report as follows:

1. Outline of auditing method

In accordance with the audit policy and work responsibilities established by the Board of Corporate Auditors, each Corporate Auditor obtained reports from the Directors, other related persons and the accounting auditor on the consolidated financial statements. Also, to the extent necessary, each Corporate Auditor obtained reports from the Company's consolidated and non-consolidated subsidiaries on their accounting, and conducted on-site inspections to examine their operational and financial conditions.

2. Results of the Audit

This Board of Auditors finds:

(1) that the method and results of the audit conducted by ChuoAoyama PricewaterhouseCoopers, the accounting auditor, are appropriate; and

(2) that, based on our inspections of the Company's consolidated and non-consolidated subsidiaries, there are no exceptions to be cited herein concerning the consolidated financial statements for the fiscal year ended March 31, 2005.

20 May, 2005

Board of Corporate Auditors of Nippon Mining Holdings, Inc.

Sota Kobayashi, Full-time Corporate Auditor
Chihiro Yamaguchi, Full-time Corporate Auditor
Shinji Ono, Full-time Corporate Auditor
Shigeru Mase, Corporate Auditor

(Note) Auditors, Sota Kobayashi, Shinji Ono and Shigeru Mase, are outside auditors for the purpose of the provisions of Paragraph 1, Article 18 of the Law Concerning Exceptions to the Commercial Code Related to Auditing of Joint Stock Companies.

Non-Consolidated Balance Sheet

(As of March 31, 2005)

Assets		Liabilities and shareholders' equity	
Account Title	**Millions of Yen**	**Account Title**	**Millions of Yen**
Assets	**331,653**	**Liabilities**	**54,876**
Current assets	**60,143**	**Current liabilities**	**43,974**
Cash and time deposits	13	Commercial paper	27,000
Accounts receivable, trade	372	Accounts payable, other	1,747
Prepaid expenses	152	Accrued expenses	224
Short-term loans	31,415	Accrued income taxes	14,761
Deferred tax assets	74	Allowance for employee bonuses	77
Accounts receivable, other	28,109	Allowance for environmental remediation	57
Other current assets	6	Other current liabilities	106
Fixed assets	**271,510**	**Long-term liabilities**	**10,902**
Property, plant and equipment	**2,723**	Accrued retirement benefits for corporate directors and auditors	209
Buildings	959	Allowance for environmental remediation	141
Structures	146	Deferred tax liabilities	8,447
Machinery and equipment	7	Other long-term liabilities	2,104
Tools and equipment	29		
Land	1,581	**Shareholders' equity**	**276,777**
		Common stock	**40,000**
Intangible assets	**50**	**Capital surplus**	**262,446**
Software	50	Capital reserve	141,807
Other	0	Other capital surplus	120,638
		Gains on reduction of capital reserve	64,472
Investments and other long-term assets	**268,736**	Gains on disposition of treasury stock	56,166
Investments in securities	36,131	**Retained earnings**	**(31,901)**
Investments in subsidiaries and affiliates	226,615	Unappropriated accumulated deficit	(31,901)
Other investments	5	**Surplus from land revaluation**	**(6,285)**
Other	5,984	**Unrealized gain on marketable securities**	**12,642**
		Treasury stock, at cost	**(124)**
Total	**331,653**	**Total**	**331,653**

(Amounts rounded down to the nearest million yen)

Non-Consolidated Statement of Operations

(from April 1, 2004 to March 31, 2005)

Account Title			Millions of Yen
Income before Special Items	Operating income	**Operating revenue**	**6,819**
		Dividend income	2,699
		Management fee income	4,120
		Operating expenses	**3,926**
		General and administrative expenses	3,926
		Operating income	**2,893**
	Other income/loss	**Other income**	**679**
		Interest income	230
		Dividend income	370
		Other	78
		Other loss	**1,515**
		Interest expenses on bonds	1,183
		Expense on sale of treasury stock	225
		Other	106
	Income before special items		**2,057**
Special Profit/Loss	**Special profit**		**7,074**
	Gain on sales of investments in securities		5,062
	Gain on sales of investments in affiliates		2,011
	Special loss		**39,501**
	Loss on write-down of investments in subsidiaries		36,409
	Impairment losses		1,096
	Loss on redemption of bonds		1,797
	Provision for environmental remediation allowance		198
Loss before income taxes			(30,369)
Income taxes			(12,065)
Deferred income taxes			11,728
Net loss			(**30,032**)
Reversal of surplus from land revaluation			(1,868)
Unappropriated accumulated deficit			(**31,901**)

(Amounts rounded down to the nearest million yen)

Notes to the Non-consolidated financial statements

1. Significant Accounting Policies

(1) *Valuation basis and valuation method for securities*

Investment securities in subsidiaries and affiliates	....	Carried at cost based on the moving average method.
Other securities		
Securities with readily determinable market values	....	Carried at market values as of the balance sheet date. (Unrealized gains and losses, net of taxes, are reported as a separate component of shareholders' equity. Acquisition costs are determined by the moving average method.)
Securities that do not have readily determinable market prices	....	Carried at cost based on the moving average method.

(2) Depreciation method for fixed assets

Property, plant & equipment	....	Straight-line method
Intangible assets	....	Straight-line method Software is amortized over its expected useful life as defined by the Company (5 years).

(3) Allowances

Allowance for employee bonuses	....	The Company provides allowance for based on estimated amounts of future bonus payment attributable to the employee services that have been rendered to the date of the balance sheet.
Accrued retirement benefits for corporate directors and auditors	....	The Company provides accrued retirement benefits for based on the amounts that have accrued as at the balance sheet date, which computed based on the Company's internal policy. The accrued retirement benefits are provided in accordance with Article 43 of the Commercial Code Enforcement Regulations.
Allowance for environmental remediation	....	The Company provides allowance in a reasonably estimated amount for future environmental remediation work associated with the past operations. The allowance is provided in accordance with Article 43 of the Commercial Code Enforcement Regulations. (Additional information) The Company started providing a allowance for environmental remediation as remediation plans related to the past operations had been approved. As a result of this, the Company's loss before income taxes for the year ended March 31, 2005 increased by ¥198 million.

(4) Hedge Accounting — The Company adopts deferred hedge accounting in principle. When interest swaps that meet certain required conditions have critical terms matching exactly with those of financial assets or liabilities that are being hedged, such interest swaps are not recognized in the balance sheet, and net interest paid or received on the swaps is recognized as adjustment to the interest income or expense on the financial assets or liabilities that are being hedged.

(5) Consumption Taxes, etc.	....	Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.
(6) *Consolidated Taxation System*	....	The Company adopted the consolidated taxation system from the fiscal year ended March 31, 2005.

(7) The Non-Cosolidated financial statements were partly prepared in accordance with the provisions of the Japanese Regulation of Financial Statements, subject to the rules governing exemptions for affiliates as stipulated in Paragraph 1, Article 48 of the Commercial Code Enforcement Regulations, and based on the provisions set forth in Article 200 of that Regulations.

2. Changes in Accounting Policies

During the fiscal year ended March 31, 2005, the Company adopted the Accounting Standard for Impairment of Fixed Assets("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (issued by the Business Accounting Council in Japan on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003)). This is in conformity with the provisions of the Accounting Standard and the Guidance which allow for the adoption of the Accounting Standard and the Guidance from the fiscal year ended March 31, 2004. As a result, loss before income taxes for the fiscal year ended March 31, 2005 has increased by 1,096 million yen. Accumulated asset impairment loss is deducted from each asset's acquisition cost directly.

3. Notes to the Non-consolidated Balance Sheet

(1)	Short-term due from subsidiaries and affiliates	....	¥59,742 million
	Short-term due to subsidiaries and affiliates	....	¥1,281 million
	Long-term due from subsidiaries and affiliates	....	¥0 million
	Long-term due to subsidiaries and affiliates	....	¥91 million
(2)	Accumulated Depreciation of Property, plant and equipment	....	¥2,296 million

(3) Pursuant to the Law for Land Revaluation, the Company revaluates the land used for business activities. The resultant adjustment is reflected in "Surplus from land revaluation" in shareholders' equity of the accompanying balance sheet.

Date of revaluation	March 31, 2000
Method of revaluation	The land value for the revaluation was determined based on the market prices in the official notice of the Commissioner of National Tax Agency in accordance with Article 2, Paragraph 4 of the Enforcement Ordinance Concerning Land Revaluation, with reasonable adjustments taking into account of the distance of the property from the benchmark location where the related market price is established.

(4)	Commitments and Contingent Liabilities		
	Debt guarantees	....	¥192,297 million
	Contingent liabilities based on debt assumption agreements	....	¥25,200 million
(5)	Net assets as stipulated in Paragraph 3, Article 124 of the Commercial Code	....	¥12,642 million

4. Notes to the Non-consolidated Statement of Operations

(1)	Transactions with subsidiaries and affiliates		
	Operating revenues	....	¥6,819 million
	Operating expenses	....	¥556 million
	Transactions other than business transactions	....	¥873 million
(2)	Net loss per share	....	¥38.07

(Amounts rounded down to the nearest million yen.)

Proposed Appropriation of Retained Earnings

Item	Yen

<Appropriation of Other Capital Surplus>

Item	Yen
Other capital surplus	120,638,921,429
Gains on reduction of capital reserve	64,472,351,592
Gains on disposition of treasury stock	56,166,569,837
To be appropriated as follows:	
Compensation for unappropriated accumulated deficit	31,901,377,537
Cash dividends (10Yen per share)	8,478,619,550
Bonuses to directors	43,000,000
Other capital surplus carried forward to next period	80,215,924,342
Gains on reduction of capital reserve	24,049,354,505
Gains on disposition of treasury stock	56,166,569,837

(Note) Cash dividends are calculated excluding 600,047shares of treasury stock.

<Appropriation of Accumulated Deficit>

Item	Yen
Unappropriated accumulated deficit	31,901,377,537
To be appropriated as follows:	
Reversal of other capital surplus	31,901,377,537
Accumulated deficit carried forward to next period	0

Report of Independent Auditors on The Non-consolidated Financial Statements

(English Translation)

May 6, 2005

To the Board of Directors of
Nippon Mining Holdings, Inc.

ChuoAoyama PricewaterhouseCoopers

Seiichi Kurosawa
Representative and Engagement Partner
Certified Public Accountant

Yasuhiro Fujii
Representative and Engagement Partner
Certified Public Accountant

We have audited the financial statements of Nippon Mining Holdings, Inc. for the third fiscal year ended March 31, 2005 (April 1, 2004 through March 31, 2005), that included the balance sheet, the statement of operations, the Business Report (limited to accounting matters), the proposal for appropriation of retained earnings, and the supporting schedules (limited to accounting matters), pursuant to the provisions set forth in Paragraph 1, Article 2 of the Law Concerning Exceptions to the Commercial Code Related to Auditing of Joint Stock Companies. With regard to the Business Report and the supporting schedules, the scope of our audit was limited to accounting related matters mentioned therein based on the records in the book of accounts. The financial statements and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and supporting schedules based on our audits as an independent auditor.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supporting schedules are free of material misstatement. An audit includes examining, on a test basis, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements and supporting schedules. We believe that our audits provide a reasonable basis for our opinion. Our audit also includes audit procedures we considered necessary and thereby practiced on the Company's subsidiaries.

As a result of the audit, our opinion is as follows:

(1) The balance sheet and statement of operations referred to above present fairly the financial position and the results of operations of the Company, and are in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) As discussed in Note 2, the Company adopted the Accounting Standard for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued August 9, 2002 by the Business Accounting Council in Japan) and the Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). This is in conformity with the provisions of the Accounting Standard and the Guidance which allow for the adoption of the Accounting Standard and the Guidance from the fiscal year ended March 31, 2004, and we find the change in the accounting policy reasonable.

(3) The Business Report (limited to accounting matters) referred to above present fairly the condition of the Company, and are in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) The proposal for appropriation of retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(5) There are no exceptions to be cited herein concerning the supporting schedules (limited to accounting matters), that are not in conformity with the provisions of the Commercial Code.

Our firm and its engagement partners have no interest in the Company which should be disclosed pursuant to the provisions set forth in the Certified Public Accountants Law.

Report of Board of Corporate Auditors
(English Translation)

We, the Board of Corporate Auditors of Nippon Mining Holdings, Inc. (the "Company"), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of the audit of the execution by Directors of their duties during the 3rd fiscal year ended March 31, 2005 (from April 1, 2004 to March 31, 2005), prepared this Report and hereby submit our report as follows:

1. Outline of auditing method

In accordance with the audit standards established by the Board of Corporate Auditors, and in accordance with the audit policy and audit plans for the fiscal year ended March 31, 2005, each Corporate Auditor attended meetings of the Board of Directors and other important meetings, obtained reports from Directors, the internal audit division and other related persons on their execution of their duties, reviewed documents on important management approvals, and investigated the Company's operations and financial conditions. Also, to the extent necessary, each Corporate Auditor obtained reports from the Company's subsidiaries on their operational conditions, conducted on-site inspections to examine their operational and financial conditions, and communicated and exchanged information and opinions with corporate auditors of the subsidiaries. Moreover, each Corporate Auditor monitored and verified whether the accounting auditor had maintained independence and had conducted appropriate audits as a professional, obtained reports from them, and examined the financial statements and supporting schedules.

In addition to the above auditing methods, to the extent necessary, each Corporate Auditor requested reports from Directors and other related persons, and conducted detailed audits on Director's engagement in competing transactions; Director's engagement in transactions involving conflict of interests between Director and the Company; benefits offered by the Company without consideration; transactions with subsidiaries or shareholders engaged not in the ordinary course of business; and repurchase or disposal of the Company's treasury stock and other transactions.

2. Results of the Audit

This Board of Corporate Auditors finds:

(1) that the method and results of the audit conducted by ChuoAoyama PricewaterhouseCoopers, the accounting auditor, are appropriate;

(2) that the Business Report presents fairly the conditions of the Company, and are in conformity with the related laws and regulations and the Article of Incorporation;

(3) that there are no exceptions to be cited herein, in light of the financial condition of the Company and other related factors, concerning the proposed appropriation of retained earnings;

(4) that the supporting schedules state all matters that should be stated therein and there are no exceptions to be cited;

(5) that, regarding the execution by Directors of their duties, there are no instances of misconduct or material matters in violation of the laws and regulations or the Articles of Incorporation.

We did not find any violations by the directors in their execution of duties with respect to: Director's engagement in competing transactions; Director's engagement in transactions involving conflict of interests between Director and the Company; benefits offered by the Company without consideration; transactions with subsidiaries or shareholders engaged not in the ordinary course of business; and repurchase or disposal of the Company's treasury stock.

(6) that there are no exceptions to be cited herein concerning execution by Directors of their duties with respect to the internal control systems including compliance and risk management; and

(7) that, as a result of our inspections on the Company's subsidiaries as mentioned above, there is no exceptions to be cited herein concerning the execution by Directors of their duties.

10 May, 2005

Board of Corporate Auditors of Nippon Mining Holdings, Inc.

Sota Kobayashi, Full-time Corporate Auditor
Chihiro Yamaguchi, Full-time Corporate Auditor
Shinji Ono, Full-time Corporate Auditor
Shigeru Mase, Corporate Auditor

(Note) Auditors, Sota Kobayashi, Shinji Ono and Shigeru Mase, are outside auditors for the purpose of the provisions of Paragraph 1, Article 18 of the Law Concerning Exceptions to the Commercial Code Related to Auditing of Joint Stock Companies.

Reference Documents for the Exercise of Voting Rights

1. Total number of voting rights: 1,683,236

2. Agenda and supplementary information:

Item 1: Approval of proposed appropriation of retained earnings for the 3rd business term ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

The Company proposes to offset the unappropriated retained loss for the year ended March 31, 2005 by reversing other additional paid in capital, and to pay a dividend to its shareholders and bonuses to its Directors as aforementioned in page 35 of this document.

As to the dividend, the Company proposes a dividend of ¥10 per share in consideration of its financial condition and business environment as well as its ability to maintain stable dividend payment and future use of retained earnings. The Company proposes bonuses in a combined amount of ¥43 million to be paid to the twelve (12) incumbent Directors as of the end of the 3rd business term ended March 31, 2005.

Item 2: Partial amendment of the Articles of Incorporation

(1) Reasons for Amendment

a. Following the introduction of the electronic notification system, which allows for public notification of corporate events on the corporate websites, based on the Law Concerning Partial Amendment to the Commercial Code for Introduction of Electronic Notification System" (Law No.87, 2004), the Company, aiming to reduce advertising and other related expenses, intends to change the method of public notifications to an electronic means, and therefore proposes amendment to Article 4 of its Articles of Incorporation as detailed below.
b. The supplementary provision to the current Articles of Incorporation is deleted as it will become irrelevant as at the conclusion of the 3rd Annual General Meeting of Shareholders.

(2) Particulars of Amendments

Details of the proposed amendments are as follows:
The proposed deletion of the supplementary provision shall take effect as at the conclusion of the 3rd Annual General Meeting of Shareholders.

(Proposed amendments are underlined in the text)

Current provisions of the Articles of Incorporation	Proposed amendments
(Public notification method) Article 4. The Company shall make all public notifications in the Nihon Keizai Shimbun newspaper.	(Public notification method) Article 4. The Company shall make all public notifications by electronic means, provided that, in the event of occurrence of unavoidable circumstances, public notifications shall be made in the Nihon Keizai Shimbun newspaper.
Supplementary provision Regardless of the provisions set forth in Article 16, the term of directorship for the Directors elected by the Annual General Meeting of Shareholders held on June 25, 2003 shall terminate as at the conclusion of the Annual General Meeting of Shareholders to be held in June 2005.	(Deleted)

Item 3: Election of thirteen (13) Directors

The term of office of all of the twelve Directors is to expire at the conclusion of this general meeting of shareholders. Accordingly, the Company proposes election of thirteen (13) Directors, including an increase of one Director, to take effect at the conclusion of this general meeting of shareholders.

The nominees for the directorship are as follows:

Nominee No.	Name (Date of birth)	Personal history and positions at other companies		Number of shares held	Interested party transactions with the Company
1	Akihiko Nomiyama (June 15, 1934)	April 1957	Joined Nippon Mining Co., Ltd.	110,531 shares	None
		June 1984	Director and Deputy General Manager of Petroleum Group, Nippon Mining Co., Ltd.		
		June 1989	Managing Director, Nippon Mining Co., Ltd.		
		December 1992	Chief Officer, Planning Division, Nikko Kyodo Co., Ltd.		
		June 1994	Senior Managing Director and General Manager of Tokyo Branch Office, Japan Energy Corporation		
		June 1996	President and Representative Director, Japan Energy Corporation		
		June 2000	Chairman, President and Representative Director, Japan Energy Corporation		
		April 2002	Chairman and Representative Director (Retired September 2002), Japan Energy Corporation		
		September 2002	President and Representative Director, Nippon Mining Holdings, Inc.		
		June 2003	Chairman and Representative Director, Nippon Mining Holdings, Inc. (to date) (Representative positions at other companies) Chairman and Representative Director, Abu Dhabi Oil Co., Ltd. (Japan) Chairman and Representative Director, Mubarraz Oil Co., Ltd.		

Nominee No.	Name (Date of birth)	Personal history and positions at other companies		Number of shares held	Interested party transactions with the Company
2	Yasuyuki Shimizu (November 24, 1938)	April 1961	Joined Nippon Mining Co., Ltd.	52,780 shares	None
		November 1988	Vice President, Gould Inc.		
		June 1989	Director, Nippon Mining Co., Ltd. (Retired June 1995)		
		July 1992	Senior Vice President, Gould Inc.		
		June 1995	Managing Director, in supervision of Corporate Management Division, Nippon Mining & Metals Co., Ltd.		
		June 1996	Senior Managing Director, Nippon Mining & Metals Co., Ltd.		
		April 1999	Vice President and Representative Director, Nippon Mining & Metals Co., Ltd.		
		April 2000	Director, Nippon Mining & Metals Co., Ltd. (Retired June 2001) President and Representative Director, Toho Titanium Co., Ltd. (Retired June 2002)		
		June 2002	Vice Chairman and Representative Director, Nippon Mining & Metals Co., Ltd.		
		September 2002	Chairman and Representative Director, Nippon Mining & Metals Co., Ltd. (Retired June 2003)		
		June 2003	President and Representative Director, Nippon Mining Holdings, Inc. (to date)		

3	Kazuo Oki (September 15, 1945)	April 1970 Joined Nippon Mining Co., Ltd. June 1994 General Manager, Technology Department of O&E Components Division, Japan Energy Corporation October 1996 Deputy General Manager, Technology & Intellectual Property Administration Department, Japan Energy Corporation (Retired the company in March 1997) April 1997 Associate Director and General Manager of Technology Department, Corporate Planning Division, Nippon Mining & Metals Co., Ltd. June 1998 Director and General Manager of Kurami Works, Nippon Mining & Metals Co., Ltd. April 1999 Senior Executive Officer and General Manger, Metal Fabrication Division, Nippon Mining & Metals Co., Ltd. April 2000 Managing Director, Nippon Mining & Metals Co., Ltd. April 2001 Representative Director and Senior Managing Director, Nippon Mining & Metals Co., Ltd. June 2001 President and Representative Director, Nippon Mining & Metals Co., Ltd. (to date) September 2002 Director, Nippon Mining Holdings, Inc. (to date) (Representative positions at other companies) President and Representative Director, Nippon Mining & Metals Co., Ltd. President and Representative Director, Japan Korea Joint Smelting Co., Ltd.	47,210 shares	None

4	Satoshi Uno (October 14, 1943)	April 1967 Joined Nippon Mining Co., Ltd. April 1994 Transferred to Nippon Mining & Metals Co., Ltd. to assume General Manager of Resource Development Department, Nippon Mining & Metals Co., Ltd. June 1995 Associate Director, Nippon Mining & Metals Co., Ltd. June 1996 Director, Nippon Mining & Metals Co., Ltd. (Retired March 1999) April 1999 President and Representative Director, Nikko Exploration and Development Co., Ltd. (Retired March 2000) April 2000 Senior Executive Officer and General Manager of Resources & Raw Materials Division, Nippon Mining & Metals Co., Ltd. June 2002 Director Nippon Mining & Metals Co., Ltd. (to date), Senior Executive Officer and General Manager of Resources & Metals Division, Nippon Mining & Metals Co., Ltd. June 2003 Managing Director, Nippon Mining Holdings, Inc. (to date) In charge of planning, Planning & Management Group, Nippon Mining Holdings, Inc. (to date)	35,280 shares	None

5	Toru Kihara (May 2, 1947)	April 1971 Joined Nippon Mining Co., Ltd. April 1994 Transferred to Nippon Mining & Metals Co., Ltd. April 1995 General Manager, Corporate Coordination Department in charge of Finance & Accounting, Nippon Mining & Metals Co., Ltd. June 1997 Associate Director, Nippon Mining & Metals Co., Ltd. April 1999 Executive Officer, Nippon Mining & Metals Co., Ltd. June 2000 Director (Retired September 2002) In charge of Corporate Management Department, Planning & Coordination Division, Nippon Mining & Metals Co., Ltd. May 2001 Leader, Finance & Accounting Team, Nippon Mining & Metals Co., Ltd. September 2002 Director, Nippon Mining Holdings, Inc. (to date) In charge of planning, Planning & Management Group, Nippon Mining Holdings, Inc. (to date)	13,930 shares	None

6	Fumio Ito (January 5, 1949)	July 1971 Joined Nippon Mining Co., Ltd. April 1995 Deputy General Manager, Legal Department , Japan Energy Corporation April 1997 General Manager, Legal Department, Japan Energy Corporation June 1999 Associate Director, Japan Energy Corporation April 2002 Deputy General Manager, General Administration Group, Japan Energy Corporation June 2002 Executive Officer, Japan Energy Corporation (Retired September 2002) September 2002 Director, Nippon Mining Holdings, Inc. (to date) In charge of legal affairs, General Administration Group, Nippon Mining Holdings, Inc. (to date)	16,770 shares	None

7	Kiyonobu Sugiuchi (May 16, 1949)	April 1973 Joined Nippon Mining Co., Ltd. April 1995 Deputy General Manager, Control Department, Japan Energy Corporation June 1999 General Manager, Control Department, Managerial Staff Group, Japan Energy Corporation April 2001 Associate Director, Japan Energy Corporation (Retired March 2003) September 2002 Senior Officer, Nippon Mining Holdings, Inc. In charge of management, Planning & Management Group, Nippon Mining Holdings, Inc. (to date) In charge of audit, Audit Group, Nippon Mining Holdings, Inc. April 2004 In charge of finance, Financial Group, Nippon Mining Holdings, Inc. (to date) June 2004 Director, Nippon Mining Holdings, Inc. (to date) (Representative positions at other companies) President and Representative Director, Nippon Mining Finance Co., Ltd.	11,770 shares	None

8	Mitsunori Takahagi (December 3, 1940)	April 1964 June 1994 January 1996 June 1996 June 1998 June 1999 April 2001 June 2001 April 2002 September 2002 April 2003	Joined Nippon Mining Co., Ltd. Director in supervision of Industrial Energy Department, Japan Energy Corporation In supervision of Lubricants Department, Japan Energy Corporation General Manager of Osaka Branch Office, Japan Energy Corporation Managing Director and General Manager of Tokyo Branch Office, Japan Energy Corporation Director and Executive Corporate Officer, Japan Energy Corporation Group General Manager, Managerial Staff Group, and Advisor to Chief Officer, Corporate Principles Headquarters, Japan Energy Corporation Deputy Chief Officer, Corporate Principles Headquarters, Japan Energy Corporation Senior Executive Corporate Officer, Japan Energy Corporation President and Representative Director, Japan Energy Corporation Director, Nippon Mining Holdings, Inc. (to date) President and Representative Director, Japan Energy Corporation (to date) (Representative positions at other companies) President and Representative Director, Japan Energy Corporation Representative Director, Japan Energy Development Co., Ltd.	57,270 shares	None
9	Masanori Okada (September 27, 1946)	April 1970 June 1995 June 1997 June 1998 June 1999 April 2001 June 2002 September 2002	Joined Nippon Mining Co., Ltd. General Manager, Copper Foil Marketing Department, Electronic Materials Division, Japan Energy Corporation General Manager, Planning Department, Electronic Materials Division, Japan Energy Corporation Associate Director, Japan Energy Corporation General Manager, Coordination Department, Electronic Materials Division, Japan Energy Corporation General Manager in charge of Control & Coordination, Electronic Materials Group, Japan Energy Corporation Corporate Officer, Group General Manager, Electronic Materials Group and Advisor to Chief Officer, Corporate Principles Headquarters, Japan Energy Corporation President and Representative Director, Nikko Materials Co., Ltd. (to date) Director, Japan Energy Corporation General Manager of Electronic Material Division, Japan Energy Corporation Director, Nippon Mining Holdings, Inc. (to date) (Representative positions at other companies) President and Representative Director, Nikko Materials Co., Ltd.	36,500 shares	None

10	Isao Yamanashi (September 29, 1947)	April 1970	Joined Nippon Mining Co., Ltd.	2,031 shares	None
		June 1995	Deputy General Manager, Control Department, Electronic Materials Division, Japan Energy Corporation		
		June 1998	Associate Director, Japan Energy Corporation (Retired March 2003) General Manager, Petroleum Overseas Department, Japan Energy Corporation		
		December 2000	Advisor to Group General Manager, Electronic Materials Division, Japan Energy Corporation		
		February 2001	Senior Vice President, GA-TEK Inc.		
		April 2001	Senior Vice President, Gould Electronics Inc.		
		January 2002	Advisor to Group General Manager, Electronic Materials Group, Japan Energy Corporation (Retired October 2003) Chairman and Representative Director, Gould Electronics Inc.		
		October 2003	Director, Nikko Materials Co., Ltd. (to date) Chairman and Director, Nikko Materials, USA Inc.		
		May 2005	Director, Nikko Materials, USA Inc. (to date)		

11	Yoshimasa Adachi (November 27, 1948)	April 1972	Joined Nippon Mining Co., Ltd.	12,580 shares	None
		April 1994	Transferred to Nippon Mining & Metals Co., Ltd.		
		October 1994	Deputy General Manager, Marketing Department, Recycling & Environmental Services Division, Nippon Mining & Metals Co., Ltd.		
		April 1996	General Manager, Marketing Department, Recycling & Environmental Services Division, Nippon Mining & Metals Co., Ltd.		
		June 1996	General Manager, Planning & Coordination Department, Recycling & Environmental Services Division, Nippon Mining & Metals Co., Ltd.		
		April 1997	General Manager, Brass Mill Products Marketing Department, Metal Fabrication Division, Nippon Mining & Metals Co., Ltd.		
		April 1998	General Manager, Marketing Department, Metal Fabrication Division, Nippon Mining & Metals Co., Ltd.		
		April 2000	Executive Officer, Nippon Mining & Metals Co., Ltd. (Retired September 2003) Deputy General Manager, Metal Fabrication Division, Nippon Mining & Metals Co., Ltd.		
		June 2001	General Manager, Metal Fabrication Division, Nippon Mining & Metals Co., Ltd.		
		October 2003	President and Representative Director, Nikko Metal Manufacturing Co., Ltd. (to date)		
		June 2004	Director, Nippon Mining Holdings, Inc.(to date) (Representative positions at other companies) President and Representative Director, Nikko Metal Manufacturing Co., Ltd. President and Representative Director, Nikko Woojin Manufacturing (Suzhou) Co., Ltd.		

12	Koichi Seno (February 9, 1943)	April 1966 June 1994 June 1995 June 1996 June 1997 June 1998 June 1999 June 2000 April 2002 June 2002 September 2002 October 2002 April 2003 July 2003 April 2004	Joined Nippon Mining Co., Ltd. General Manager of Pharmaceuticals Biotechnology Laboratory, Central Research Laboratory, Research & Development Division, Japan Energy Corporation Associate Director, Japan Energy Corporation Deputy General Manager of Mizushima Oil Refinery, Japan Energy Corporation Director, Japan Energy Corporation (Retired June 1999) General Manager of Mizushima Oil Refinery, Japan Energy Corporation Corporate Officer, Japan Energy Corporation (Retired June 2000) Managing Director, Kashima Oil Co., Ltd. Director, Kashima Oil Co., Ltd. Senior Executive Corporate Officer, Japan Energy Corporation Group General Manager, Managerial Staff Group and Deputy Chief Officer, Corporate Principles Headquarters, Japan Energy Corporation Director, Japan Energy Corporation In supervision of Corporate Planning & Control Department and Auditing Department, Japan Energy Corporation In supervision of Business Development Department, Japan Energy Corporation Director, Japan Energy Corporation (to date), Senior Executive Corporative Officer in supervision of Corporate Planning & Control Department, Auditing Department, General Administration Department, and Business Development Department, Japan Energy Corporation In Supervision of Petrochemicals Department, Japan Energy Corporation Executive Vice President, Japan Energy Corporation (to date) In Supervision of Business Development Department (to date), Purchasing Department, and Credit Department, Japan Energy Corporation President and Representative Director, Kashima Oil Co., Ltd. (to date) (Representative positions at other companies) President and Representative Director, Kashima Oil Co., Ltd.	37,270 shares	None

13	Yukio Uchida (January 20, 1951)	April 1973 Joined Nippon Mining Co., Ltd. April 1995 Deputy General Manager, Planning & Coordination Department, Japan Energy Corporation June 1999 General Manager of Planning Department, Managerial Staff Group, Japan Energy Corporation April 2001 Associate Director, Japan Energy Corporation (Retired March 2003) September 2002 General Manager, Corporate Planning & Control Department, Japan Energy Corporation Senior Officer, Nippon Mining Holdings, Inc. In charge of planning, Planning & Management Group, Nippon Mining Holdings, Inc. (to date) April 2003 Executive Officer, Japan Energy Corporation In charge of Corporate Planning & Control Department, Japan Energy Corporation April 2004 Executive Corporate Officer, Japan Energy Corporation (to date) in supervision of Corporate Planning & Control Department, Account & Tax Department , Information System Department, and Auditing Department, Japan Energy Corporation (to date) June 2004 Director, Nippon Mining Holdings, Inc. (to date) April 2005 In supervision of Auditing Department, Japan Energy Corporation (to date) (Representative positions at other companies) President and Representative Director, Kyodo Terminal Co., Ltd. President, Japan Energy (USA), Inc.	16,000 shares	None

(Notes) 1 Nippon Mining Co., Ltd. changed its corporate name to "Nikko Kyodo Co., Ltd." in December 1992, to "Japan Energy Corporation" in December 1993, and to "Japan Energy Electronic Materials, Inc." in April, 2003.

2 In April, 2003, Japan Energy Electronic Materials Inc. (former corporate name: Japan Energy Corporation) created and spun off a division engaging mainly in petroleum related businesses, which was succeeded by a newly established subsidiary "Japan Energy Corporation". Japan Energy Electronic Materials, Inc. merged with the Company in October 2003 before being dissolved.

Item 4: Issuance of stock acquisition rights as stock options

Pursuant the provisions of Paragraphs 20 and 21, Article 280 of the Commercial Code, the Company hereby proposes that issuance of stock acquisition rights, of which particulars are as set forth below, be approved:

1. The reason for the issuance of stock acquisition rights with preferential terms and conditions

   With regard to compensations to Directors of the Company and its core subsidiaries of the Nippon Mining Holdings Group, the Company is determined to adhere to its commitment to shareholder-focused management and further reinforcing a performance-linked compensation system, and thereby has decided to make revisions to the current compensation system including the abolishment of the current retirement benefits scheme that offers fixed compensations, and to adopt a new system whereby part of the amount equivalent of the retirement benefits will be replaced with the granting at no cost of stock acquisition rights as stock options linked to the Company's stock prices. Through this measure, the Company seeks to establish a closer link between the compensation offered to the Directors of the Company and Group core subsidiaries, and stock price of the Company and consolidated operating performance. By aligning their interest with respect to the merit enjoyed by them of higher stock prices and the risk assumed by them of lower stock prices with that of the shareholders of the Company, it is expected that the Directors' morale and motivation toward improved consolidated operating performance and higher stock price will be further enhanced.

   The Company, subject to approval by the future Annual General Meetings of Shareholders, intends to grant stock acquisition rights as stock options to Directors of the Company and its core subsidiaries annually.

   For its Corporate Auditors, the Company intends to maintain the current scheme of compensation, including retirement benefits.

2. Terms and conditions for the issuance of stock acquisition rights

   (1) Eligible recipients of stock acquisition rights

   Stock acquisition rights will be granted to those who are nominated as eligible recipients by the Board of Directors of the Company out of the incumbent Directors and Senior Officers of the Company, and the incumbent Directors and Executive Officers of the Company's subsidiaries including Japan Energy Corporation, Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd., and Nikko Metal Manufacturing Co., Ltd. as of the close of the Board of Directors' Meeting where the issuance of stock acquisition rights was approved.

   (2) Type and number of shares subject to the stock acquisition rights

   Total number of ordinary shares of the Company available for grant shall not exceed 370,000 shares.

   If the number of shares available per a unit of stock acquisition right is modified in accordance with the following paragraph (3) , total number of ordinary shares of the Company available for grant for the purpose of this paragraph will be calculated by taking the number of shares available per a unit of stock acquisition right and multiplying it by the number of unit of stock acquisition right.

   (3) Number of unit of stock acquisition rights to be issued

   The total number of unit of stock acquisition rights to be issued shall not exceed 740.

   Total number of shares available per a unit of stock acquisition right is 500.

   If the Company implements a stock split or a reverse split of its ordinary shares, the total number of shares available per a unit of stock acquisition right shall be adjusted by employing the following calculation formula, with any resulting fractional number of less than 1 share being truncated:

   Adjusted number of shares available per a unit of stock acquisition right = Number of shares available per a unit of stock acquisition right before change x Ratio of stock split or reverse split

Should any adjustment of the number of shares available per a unit of stock acquisition right becomes necessary due to corporate merger, divestiture or other events, the number shall be adjusted to the extent reasonable taking into consideration factors such as terms and conditions of merger or divestiture.

(4) Selling price of the stock acquisition rights

Stock acquisition rights shall be awarded at no cost.

(5) Amount payable on exercise of stock acquisition right

Exercise price of stock acquisition right is one yen per share. Amount payable on exercise of a unit of stock acquisition right is calculated by taking the number of shares available per a unit of stock acquisition right and multiplying it by one yen.

(6) Exercise period of the stock acquisition right

The Board of Directors shall determine the exercise period of stock acquisition right which shall fall on a date between July 1, 2005 and June 30, 2025.

(7) Other conditions for the exercise of stock acquisition rights

a. A holder of stock acquisition right is entitled to exercise such right within three years starting from the day (hereinafter referred to as "the first day of exercise period") immediately following the date of termination of his/her service as either Director, Senior Officer or Corporate Auditor of the Company, or Director, Executive Officer, or Corporate Auditor of Japan Energy Corporation, Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd., or Nikko Metal Manufacturing Co., Ltd., which are the Company's core subsidiaries, or of other subsidiaries designated by the Company's Board of Directors.

b. Regardless of a. above, in cases of i) and ii) below, the holder of stock acquisition right may exercise his/her stock acquisition right only during the period as stipulated respectively in i) and ii):

i) If, for any holder of stock acquisition right, the first day of the exercise period does not arrive by June 30, 2022 , the holder of stock acquisition right concerned shall be entitled to exercise the right during the period between July 1, 2022 and June 30, 2025.

ii) Should any merger contract that defines the Company as the merged and extinct corporation be approved by the general meeting of shareholders, or should any exchange of stock or stock transfer contract that transforms the Company into a wholly-owned subsidiary be approved by the general meeting of shareholders, holder of stock acquisition right shall be entitled to exercise the right during the period of 15 days starting from the day immediately following the date when such approval was made.

c. No partial exercise of a unit of stock acquisition right is allowed.

(8) Retirement of the stock acquisition right

In the event a holder of stock acquisition right becomes unable to exercise all or part of his/her stock acquisition right, the Company may retire the stock acquisition right concerned at no cost.

(9) Restriction on transfer of stock acquisition rights

Any transfer of stock acquisition rights shall require an approval of the Board of Directors.

3. Other

Other matters with regard to stock acquisition rights shall be determined by the Company's Board of Directors.

Item 5: Payment of retirement allowance to retiring Directors, and payment of retirement allowance to incumbent Directors following the termination of retirement benefit program for Directors

In appreciation of his service during his tenure as Director of the Company, the Company wishes to present retirement allowance in an amount deemed to be reasonable to Mr. Takeshi Inoue, who is to retire as Director at the closing of this general meeting of shareholders, in accordance with the prescribed standards of the Company. We propose that the actual amount of the retirement allowance, timing and method of presentation be left to resolution by the Board of Directors.

The brief history of the retiring director is as follows:

Name	Personal history
Takeshi Inoue	September 2002 Director, Nippon Mining Holdings, Inc. (to date)

Given the Company's decision to discontinue the current retirement allowance program for Directors at the close of this Annual General Meeting of Shareholders, the Company, in appreciation of their service during their tenure as Director of the Company, proposes to present an retirement allowance to the eleven (11) Directors at the time of their retirement, subject to their reelection by the shareholders' approval of Item 3 of the Meeting Agenda. The amount of respective retirement allowance shall be set within a reasonable range, and shall be determined according to the prescribed standards of the Company. The eleven directors are Messrs. Akihiko Nomiyama, Yasuyuki Shimizu, Kazuo Oki, Satoshi Uno, Toru Kihara, Fumio Ito, Kiyonobu Sugiuchi, Mitsunori Takahagi, Masanori Okada, Yoshimasa Adachi, and Yukio Uchida. We further propose that the actual amount of the retirement allowances, timing and method of presentation be left to a resolution by the Board of Directors.

The brief history of these Directors is as follows:

Name	Personal History	
Akihiko Nomiyama	September 2002 June 2003	President and Representative Director, Nippon Mining Holdings, Inc. Chairman and Representative Director, Nippon Mining Holdings, Inc. (to date)
Yasuyuki Shimizu	June 2003	President and Representative Director (to date)
Kazuo Oki	September 2002	Director, Nippon Mining Holdings, Inc. (to date)
Satoshi Uno	June 2003	Managing Director, Nippon Mining Holdings, Inc. (to date)
Toru Kihara	September 2002	Director, Nippon Mining Holdings, Inc. (to date)
Fumio Ito	September 2002	Director, Nippon Mining Holdings, Inc. (to date)
Kiyonobu Sugiuchi	June 2004	Director, Nippon Mining Holdings, Inc. (to date)
Mitsunori Takahagi	September 2002	Director, Nippon Mining Holdings, Inc. (to date)
Masanori Okada	September 2002	Director, Nippon Mining Holdings, Inc. (to date)
Yoshimasa Adachi	June 2004	Director, Nippon Mining Holdings, Inc. (to date)
Yukio Uchida	June 2004	Director, Nippon Mining Holdings, Inc. (to date)

As per the provisions set forth in Paragraph 4, Article 13 of the Commercial Code Enforcement Regulations, the Company keeps at its head office the prescribed standards of the Company, which are available for examination by shareholders.

【Reference】

Consolidated Statement of Cash Flows

(from April 1, 2004 to March 31, 2005)

Account Title	Millions of yen
Cash flows from operating activities	45,360
Cash flows from investing activities	(15,170)
Cash flows from financing activities	(38,734)
Effect of exchange rate changes on cash and cash equivalents	101
Net decrease in cash and cash equivalents	(8,443)
Cash and cash equivalents at the beginning of the period	71,347
Net decrease in cash and cash equivalents due to changes in consolidated subsidiaries	(431)
Cash and cash equivalents at the end of the period	62,473

(Amounts rounded to the nearest million yen)

File No.82-34805

Exhibit 6

June 13, 2005

Company Name:	Nippon Mining Holdings, Inc.
Representative:	Yasuyuki Shimizu, President and Representative Director
Stock Code	5016
Contact:	Nobuyuki Yamaki, Senior Officer (In charge of Investor and Public Relations, General Administration Group)
Telephone:	+81-3-5573-5123

Resumption of Operation of Toyoha Mine

Toyoha Mines Co., Ltd., a consolidated subsidiary of Nippon Mining Holdings, Inc. and a wholly owned subsidiary of Nippon Mining & Metals Co., Ltd., has determined resumption of the operation from June 15, 2005. Toyoha has been halting its operation since April 8, 2005, due to an unusual increase in water seeping into the mine, and it has completed water drainage and inspection of production equipments.

Damage caused by the accident and its impacts on consolidated financial results are negligible.

<Key Information of Toyoha Mines Co., Ltd.>

Head Office:	Jozankei, Minami-ku, Sapporo, Hokkaido, Japan
President:	Kenichi Murakami
Paid-in Capital:	200 million yen (wholly owned by Nippon Mining & Metals Co., Ltd.)
Number of Employees:	170
Main Business:	Mining of zinc and lead ores

File No.82-34805

Exhibit 7

April 7, 2005

To Whom it May Concern

Nippon Mining Holdings, Inc.

Medium Term Management Plan for Fiscal 2005 – 2007

Our company (Head office: 2-chome Toranomon, Minato-ku, Tokyo; President: Yasuyuki Shimizu) has formulated the medium term management plan for fiscal 2005 to 2007 (Hereinafter referred to as the "Medium Term Plan")

<Summary of the Medium Term Plan>

1) Profitability: recurring profit of over 100 billion yen for each fiscal year and net income between the 60 to 70 billion yen level
2) Financial position: at the end of the final fiscal year (fiscal 2007)
   - Interest-bearing debt of 610 billion yen (75 billion yen less compared to forecast for fiscal 2004)
   - Shareholders' equity ratio of 31% (increase of approximately 9% compared to forecast for fiscal 2004)
   - D/E ratio of 1.2 times (improvement of 0.8 points compared to forecast for fiscal 2004)
3) Investments: approximately 260 billion yen during the 3 year period
   – Development of a proactive investment as a growth strategy for future growth and profits –
   - Enhancement of petrochemical products and IT-related products with growth potential
   - Development of promising copper resources

We expect to reach our previously identified medium and long term business targets (1. Shareholders' equity ratio of 25%, 2. D/E ratio of 1.6 times) at an early stage during the period of the Medium Term Plan. In light of this situation, and assuming we will realize the Medium Term Plan, we have decided to take this opportunity to identify and work towards reaching the following medium and long term business targets for fiscal 2010:

1) Recurring profit: 150 billion yen level
2) Shareholders' equity ratio: 40%
3) D/E ratio: less than 1.0 times

The following is the outline of the Medium Term Plan and the business forecast for fiscal 2004 upon which it is premised:

Outline

1. Business Forecast for fiscal 2004

1) With the upturn in the business environment mainly due to the rising value of resources and raw materials, in addition to efforts at structural improvement in each of our business operations, we predict that the recurring profit and net income will surpass that of fiscal 2003.
2) In addition to these positive earnings, we have successfully tackled our longstanding business

challenges such as the offering of treasury stocks, the transfer of management rights for am/pm Japan Co., Ltd., and the proactive response to asset-impairment accounting. As a result, we have improved our financial standing through the reduction of interest-bearing debt by 10% (69 billion yen) compared with the previous fiscal year.

(Billions of yen)

	Forecast for fiscal 2004	Actual results for fiscal 2003	Difference
Net Sales	2,467.0	2,214.6	(o) 252.4
Operating Profit	114.5	50.4	(o) 64.1
Recurring Profit	135.0	53.7	(o) 81.3
Net Income	48.0	14.9	(o) 33.1
Interest-bearing debt (At the end of the fiscal year)	685.0	754.0	(−) 69.0

2. Summary of the Medium Term Plan for Fiscal 2005 - 2007

(1) Basic Strategies

1) Working towards a growth strategy

We will work towards a growth strategy focused on future development and a long-term business targets, considering the changing situation such as paradigm shifts in resources, materials, and energy; improving the earning power of the group; reinforcing capital by offering treasury stocks; concluding ongoing issues (business restructuring and adopting impairment accounting). At the same time we will continue to strengthen the competitiveness of existing businesses and continue with structural reforms.

2) Further strengthening of the financial base

Further developing our growth strategy, we will continue reinforcing our financial position and further strengthening the group's credibility, and will aim to attain the financial rank of blue-chip firm (corporate bond A ranking) as quickly as possible.

3) Building a foundation for the group's future growth

We will aim to strengthen the group as a whole by fostering human resources focusing on the management and reinforcing technology power.

(2) Recognition of the business environment

1) The world economy will continue to be strong in spite of a remaining geopolitical risk, because of the strong economic growth of BRICs nations and stable US economic growth.
2) The domestic economy is continuing to recover gradually, supported by capital investment and strong exports.
3) China's economic growth and development of infrastructure will continue to pressure the international supply and demand for resources, materials and energy such as crude oil, metals and basic chemical products. Therefore, the price of resources and materials are expected to remain high for the time being.
4) Although the IT Industry is undergoing adjustments, significant growth is expected in the mid–long term.

(3) Medium Term Plan for Fiscal 2005 - 2007

1) Assumptions

The following are the assumptions for the period during the Medium Term Plan.

		Actual results for 2003	Forecast for 2004	Plan for 2005	Plan for 2006	Plan for 2007
Exchange rate (Yen/Dollar)		113	108	100	100	100
Petroleum	Crude oil FOB (Dollars / barrel) <Dubai Spot base>	27.0	35.8	36.0	36.0	36.0
	Fuel oil sales volume (million kl/year)	22.5	22.6	22.0	22.0	22.0
Resources and non-ferrous metals	LME copper price (cent / pound)	93	134	130	115	115
	PPC * Copper sales volume (1000 t / year)	622	612	583	619	632
Electronic materials	Sales volume of electrodeposited copper foil (1000t / month)	2.4	2.4	2.7	2.9	2.9
	Sales volume of treated rolled copper foil (1000 km / month)	3.1	3.4	4.1	4.9	5.9
	Sales volume of ITO targets (t / month)	13.6	20.2	27.6	35.0	40.0
Metal manufacturing	Sales volume of products (1000 t / year)	47	45	47	50	52
	Ratio of high-function materials	22%	29%	41%	47%	50%

*PPC: Pan Pacific Copper Co., Ltd. (Nippon Mining & Metals 66% of shares, Mitsui Mining & Smelting 34% of shares)

2) Planned earnings

Planned on the basis of the results of the above-mentioned assumptions:

- Sales volumes for the electronic materials and metal manufacturing segment will increase, while we will see an overall sales decrease due to the yen appreciation and the falling price of metals.
- Increased sales of growth products and high value added products, improved smelting margin, and other cost improvements will allow us to maintain overall yearly recurring profits of at least 100 billion yen, and in the final fiscal year (fiscal 2007) the recurring profits of 130 billion yen, the same level as in fiscal 2004, can be achieved. We do not expect the particular profits and losses such as those occurring because of inventory valuation during fiscal 2004. Also, the margin of fuel oil and petrochemical products will slightly decrease compared to fiscal 2004, and both the appreciation of the yen and the falling price of metals and materials are expected to decrease profits.
- Nevertheless, net income during this period remained at the 60 to 70 billion yen level mainly because we have coped with the matters causing extraordinary losses by fiscal 2004, and will see increased profits compared to fiscal 2004.

(Billions of yen)

		Forecast for 2004	Plan for 2005	Plan for 2006	Plan for 2007	Difference between 2007 and 2004
Net Sales		2,467.0	2,340.0	2,350.0	2,400.0	(×) 67.0
Operating profit		114.5	93.0	102.0	117.0	(○) 2.5
Recurring profit		135.0	110.0	120.0	130.0	(×) 5.0
by segment	Petroleum (Japan Energy Group)	78.5	57.0	57.0	65.0	(×) 13.5
	Resources and non-ferrous metals (Nippon Mining & Metals Group)	43.5	36.0	41.0	37.0	(×) 6.5
	Electronic materials (Nikko Materials Group)	7.5	5.5	8.0	12.0	(○) 4.5
	Metal fabrication (Nikko Metal Manufacturing Group)	8.5	8.5	11.0	13.0	(○) 4.5
	Other (independent and functional company group)	(3.0)	3.0	3.0	3.0	(○) 6.0
Net income		48.0	61.0	67.0	73.0	(○) 25.0

Ratio of recurring profit to net sales (%)	5.5	4.7	5.1	5.4	(×) 0.1
Net income per share (yen / share)	56.6	71.9	79.0	86.0	(○)29.5

3) Cash flows and reduction of interest-bearing debt

The following chart represents the results of incorporating the above planned earnings and capital investment / investment and loans, etc. (mentioned below).

(Billions of yen)

	Actual results for 2003	Forecast for 2004	Plan for 2005 – 2007 (3 years)
1) Operating cash flows	106.2	6.6	326.0
2) Investing cash flows	4.5	(30.1)	(222.0)
Capital expenditure, investments and loans	(40.6)	(72.1)	(260.0)
Recovery of investments and loans, etc.	45.1	42.0	38.0
3) Dividends, etc.	(2.8)	(7.1)	(32.0)
(A) Free cash flows (1) + 2) + 3))	108.0	(30.6)	72.0
(B) Compression of assets such as cash and cash equivalents	5.1	21.1	2.0
(C) Other	9.3	78.5	1.0
(A+B+C) reduction of interest-bearing debt	122.4	69.0	75.0

4) Consolidated balance sheet

At the end of fiscal 2007, the final fiscal year of the Medium Term Plan:

- The interest bearing debt will be 610 billion yen (75 billion yen less than the forecast for the end of fiscal 2004).
- Shareholder's equity will be 515 billion yen (165 billion yen more than the forecast for fiscal 2004) due to the accumulation of profit during the period of the Medium Term Plan.
- Shareholder's equity ratio will be 31.1% (9.3% more than the forecast for fiscal 2004)

The D/E ratio will be 1.2 times (an improvement of 0.8 points compared to forecast for fiscal 2004)

(Billions of yen)

	Actual results at the end of fiscal 2003 (Ended March 2004)	Forecast (A) at the end of fiscal 2004 (Ending March 2005)	Plan (B) at the end of fiscal 2007 (Ending March 2008)	Difference (B-A)
Total assets	1,572.5	1,602.0	1,655.0	(+) 53.0
Interest-bearing debt	754.0	685.0	610.0	(−) 75.0
Shareholder's equity	233.7	350.0	515.0	(+) 165.0
Shareholder's equity ratio (%)	14.9	21.8	31.1	(○) 9.3%
Shareholder's equity per share (yen) *	275	413	607	(○) 194
D/E ratio (times)	3.2	2.0	1.2	(○) 0.8

*For the purpose of comparison between the fiscal years, total issued shares are calculated at 848 million shares

5) Capital investment, and investments and loans

This Medium Term Plan has been established as a foothold for future growth. An investment of approximately 260 billion yen will center on growth strategy investments such as increased petrochemical production, development of overseas copper resources, strengthening capabilities in electronic materials and heightening added value, and strengthening business in high performance alloys and foils.

(Billions of yen)

		Plan for fiscal years 2005 – 2007	Forecast for fiscal year 2004
(1) Growth strategy investments		129.0	9.5
[Major Items]	Increased production of petrochemicals. Overseas copper resources development. Capability enhancement in electronic material products and high value-added products. Compatibility with new electronic material products. Strengthening of high-performance alloy and foil business Development of high-precision processing and high-precision rolling business in China		
(2) Strengthening the competitiveness of existing businesses		54.0	34.0
[Major Items]	Strengthening of sales such as SS investment. Strengthening the competitiveness of oil refineries. Strengthening the copper smelting business. Improve efficiency of high-precision rolling production.		
(3) Investments in the environment and maintenance, etc.		77.0	28.6
Total		260.0	72.1

6) Recognition of the business environment, basic strategies and objectives, and crucial issues of the core operational companies are as shown on the attachment.

End

Attachment The recognition of the business environment, basic strategy and objectives, and crucial issues of the core operational companies

Petroleum (Japan Energy Group)

Recognition of the business environment	1. The international crude oil situation 1) Increased demand from China and India and limits in the production capacities of the oil-producing countries will cause a tightening of supply and demand for crude oil. 2) Crude oil prices remain high because of the above-mentioned tight supply and demand. 2. Domestic supply and demand for products 1) Demand for gasoline will edge upwards, with decreasing demand for gas oil and C heavy. 2) Supply and demand for products remains tight. 3. Petrochemical market The demand for aromatic products will continue to be strong in spite of a slight decrease at present.
Basic strategy and objectives	Step-up of earnings base 1) Further strengthening of the competitive edge of existing businesses 2) Realization of a growth strategy
Crucial Issues	1. Strengthening the competitive edge of existing businesses (1) Refining division 1) Early realization of the e-Refinery concept Mizushima: "bottomless" refinery (measures for decreasing demand for heavy oil products) Kashima: Increase added value through cooperation within the industrial complex Chita: Strengthen competitive edge of petrochemical business by investing in energy conservation. 2) Refining cost: 1,500 yen/KL or less (after sulphur-free investment). (2) Retail division Strengthen competitive edge through maintenance earnings improvement. 2. Growth strategy (1) Improve earnings through large-scale capital investment Increase production of aroma product line (2) Promote resource development Promote development of Sanriku and Iburi coasts (3) Promotion of new business Fuel cell business

Resources and Non-ferrous Metals (Nippon Mining & Metals Group)

Recognition of the business environment	<u>1. Supply and demand for copper concentrate</u> Though supply will increase with the operation of new and existing mines, it will become short again because of an increase of smelting capacity in China, India, Thailand and elsewhere. <u>2. Supply and demand for refined copper</u> Demand in China will remain firm, and increased smelting capacity will alleviate supply shortages, causing the price of copper to drop gradually. <u>3. Business environment</u> A gradual decrease in domestic demand, ore shortages and quality poorness, and the strong yen will cause the business climate for domestic smelters to become increasingly severe.
Basic strategy and objectives	Develop a consistent business from the development of mines to smelting and recycling/environmental business centered mainly on copper in the Pacific Rim and expand globally. 1) Strengthening and structural reform of existing business 2) Promotion of long-term growth strategy and expansion of high-profit business
Crucial Issues	<u>1. Strengthening and structural reform of existing business</u> 1) Strengthen copper business alliances and pursue further synergy 2) Improve decreased capacity of refined copper produced from concentrate. 3) Integration of refining process and conversion to permanent cathode at Saganoseki. <u>2. Promotion of growth strategy and expansion of high-profit business</u> (1) Expansion of copper resource business 1) Acquire copper concentrate mine (including SX-EW) rights and interests. 2) Promote development of hydro-metallurgical process technology and bio-mining technology. (2) Strengthening and expansion of environmental recycling business 1) Expand and improve collection system for precious metals scrap and recycling of raw materials 2) Strengthen capacity of facilities at all subsidiaries involved in environmental business. (3) Business expansion in China Increase production of wire rod at Changzhou Jinyuan Copper

Electric Materials (Nikko Materials Group)

Recognition of the business environment	1. IT-related market Digital consumer electronics and mobile telephones, which are in a temporary adjustment phase, will gradually recover. 2. Demand for major products 1) Demand for treated rolled copper foil and ITO target will remain at a high level, and demand for semiconductor target will continue to be strong. 2) The market for electrodeposited copper foil will recover, mainly in Asia. 3) Stringent circumstances will continue for compound semiconductors materials for the time being. 3. Trends in exchange rate and metal prices The weak dollar trend, incremental rises in metal price, and the time lag in cost passage will compress earnings.
Basic strategy and objectives	1) Keep and expand products market shares in high-growth businesses (accurate timing in investment). 2) Improve earnings in the electrodeposited copper foil business 3) Strengthen and develop new businesses.
Crucial Issues	1. Issues regarding the major products 1) Treated rolled copper foil: Increase sales through strategic product input (alloy foil and 12μ foil, etc.) in addition to capacity expansion in the Philippines 2) ITO Target: Stable procurement of Indium , passing increased cost of raw materials on to products, and flexible capacity expansion in each base with demand increase. 3) Target for semiconductors: Maintain existing product shares, develop next-generation product, reduce costs, and pursue "first vender" strategy. 2. Production and R&D system 1) Production: Expand stable supply system, increase profitability by lowering costs, and pay closer attention to the environment. 2) R&D: Promote development and mass production of strategic products for the next generation and foster business for the generation after that. 3. Improve earnings of electrodeposited copper foil business 1) Japan: Enhance profitability by further expanding thin foil, and strengthen function of a development base for entire group. 2) The Philippines: Strengthen earnings base through promotion of thin foil and special foil. 3) The United States: Improve productivity by securing stable customers and stable exports for the Asian market, expanding sales of high-value-added foils and cost reduction. 4) Germany: Secure stable customers and stable exports for the Asian market, establish an efficient production base for the thick foils , and construct an efficient production system. 4. Proactive capital investment in new business Create profitability of Maqinus (two layer plating board for COF (chip on film)) business and semiconductor-related surface treatment business.

Metal Fabrication (Nikko Metal Manufacturing Group)

Recognition of the business environment	1) Long-term, stable growth will continue for the IT industry. 2) The automotive industry will see stable growth, and the development of advanced electronics will expand market for high-performance materials. 3) The Chinese market will continue to grow. 4) There will be increased demand for small quantities and quick delivery terms. 5) Business opportunities for high-precision processing will expand.
Basic strategy and objectives	Expansion of business scale with quality 1) Proactive expansion into the automotive field in addition to the electronics field 2) The expansion of high-precision processing and horizontal development in China (rolling mill, plate, press, molding process, fusing of the core technologies of the group company, development of global networking)
Crucial Issues	1. High-precision rolling business Increase high value added products and promote automotive field business at Kurami, and develop business for Chinese market in Suzhou. 1) Strengthen alloy foil business 2) Expand automotive business by developing materials for high-grade connectors 3) Strengthen production base in Chinese market 4) Enhance system for small quantities and quick delivery terms 5) Promote strengthening of technological development system for new products 2. High-precision processing business Expansion of new business 1) Expand automotive electrical equipment business for gold-plated materials and connectors, and develop horizontally within China 2) Establish magnesium alloy molding business in South Korea and develop horizontally within China 3) Develop business in China for electron gun components for cathode-ray tubes 4) Develop business in South Korea and China for LCD TV components (backlight electrode) 3. Coil center Strengthen competitive edge by thoroughness in small quantities and quick delivery terms

File No.82-34805

Exhibit 8

Consolidated Closing Report for the year ended March 31, 2005 ("Fiscal 2004") May 11,2005

NIPPON MINING HOLDINGS, INC. (http://www.shinnikko-hd.co.jp/)

Code No. : 5016
Stock Listings : Tokyo, Osaka, Nagoya
President and representative director : Yasuyuki Shimizu
Address of head office : 10-1, Toranomon 2-chome, Minato-ku, Tokyo
Contact to : IR and Public Relations Department Telephone number : (03) 5573 - 5116
Date of Board of Directors : May 11, 2005

This Financial Statement is prepared in accordance with accounting principles generally accepted in Japan.

1. Operating results for the year ended March 31, 2005 (the period from April 1, 2004 to March 31, 2005)

(1) Operating results

	Sales		Operating Income		Income before special items	
	millions of yen	%(*1)	millions of yen	%(*1)	millions of yen	%(*1)
For the year ended March 31, 2005 ("Fiscal 2004")	2,502,538	[13.0]	125,608	[149.2]	148,055	[175.5]
For the year ended March 31, 2004 ("Fiscal 2003")	2,214,589	[2.4]	50,397	[25.2]	53,737	[45.4]

	Net Income		Primary EPS		Fully diluted EPS	
	millions of yen	%(*1)	yen	sen	yen	sen
For the year ended March 31, 2005 ("Fiscal 2004")	50,577	[240.5]	63	84	-	-
For the year ended March 31, 2004 ("Fiscal 2003")	14,854	[306.7]	21	71	-	-

	Net income to equity	Income(*2) to total assets	Income(*2) to sales
	%	%	%
For the year ended March 31, 2005 ("Fiscal 2004")	17.2	9.4	5.9
For the year ended March 31, 2004 ("Fiscal 2003")	6.8	3.4	2.4

Note: 1.Equity in earnings of non-consolidated subsidiaries and affiliates 31,278 millions of yen (the previous fiscal year 10,976 millions of yen)
2.Average number of shares issued (consolidated) 789,164,998 shares (the previous fiscal year 678,928,690 shares)
3.Change in accounting policies : See notes to consolidated financial statements

(*1) This represents a percentage of an increase or decrease from the previous fiscal year
(*2) Income is income before special items

(2) Financial position

	Total Assets	Total Shareholders' Equity
	millions of yen	millions of yen
As of March 31, 2005 ("Fiscal 2004")	1,580,144	353,437
As of March 31, 2004 ("Fiscal 2003")	1,572,529	233,742

	Net Worth Ratio	Shareholders' Equity Per Share	
	%	yen	sen
As of March 31, 2005 ("Fiscal 2004")	22.4	416	98
As of March 31, 2004 ("Fiscal 2003")	14.9	344	01

Note: Number of shares issued at end of year(consolidated) 847,132,246 shares (the previous fiscal year 679,123,537 shares)

(3) Cash Flows

	Cash flows from operating activities	Cash flows from investing activities
	millions of yen	millions of yen
For the year ended March 31, 2005 ("Fiscal 2004")	45,360	(15,170)
For the year ended March 31, 2004 ("Fiscal 2003")	106,182	4,530

	Cash flows from financing activities	Cash and cash equivalents at end of year
	millions of yen	millions of yen
For the year ended March 31, 2005 ("Fiscal 2004")	(38,734)	62,473
For the year ended March 31, 2004 ("Fiscal 2003")	(115,794)	71,347

(4) Consolidation group

Consolidated subsidiaries 107 (Japan Energy Corp., Nippon Mining & Metals Co.,Ltd., Nikko Materials Co.,Ltd., Nikko Metal Manufacturing Co.,Ltd.,etc.)
Non-consolidated subsidiary accounted for by equity method 1 (N.K.Curex Co.,Ltd.)
Affiliated companies accounted for by equity method 18 (LS-Nikko Copper Inc., Minera Los Pelambres., etc.)

(Reference) Consolidated subsidiaries : (newly included : 20, excluded : 6) , Equity method : (newly included : 1, excluded : 2)

2. Consolidated projection for the year ending March 31,2006

	Sales	Income before special items	Net Income
	millions of yen	millions of yen	millions of yen
For the six-months ending September 30, 2005	1,212,000	63,000	36,000
For the year ending March 31, 2006	2,480,000	110,000	61,000

(Reference) Projection of Earnings Per Share 72 yen 01 sen

This projection is based on information available as of May 11, 2005.
The actual results are subject to change due to changes in the business environment.

Consolidated Balance Sheet

Account title	Fiscal 2004 (as of March 31, 2005)		Fiscal 2003 (as of March 31, 2004)		Increase (Decrease)
	millions of yen	%	millions of yen	%	millions of yen
Assets	1,580,144	*100.0*	1,572,529	*100.0*	7,615
Current assets	*677,062*	*42.8*	*598,834*	*38.1*	78,228
Cash and time deposits	62,068		71,288		(9,220)
Notes and accounts receivable, trade	269,186		240,300		28,886
Securities	9		433		(424)
Inventories	283,984		218,671		65,313
Other current assets	62,866		69,951		(7,085)
Allowance for doubtful accounts	(1,051)		(1,809)		758
Fixed assets	*903,082*	*57.2*	*973,695*	*61.9*	(70,613)
Property, plant and equipment	589,837		618,322		(28,485)
Buildings and structures	133,503		165,720		(32,217)
Machinery and equipment	154,109		123,983		30,126
Land	287,882		306,299		(18,417)
Other	14,343		22,320		(7,977)
Intangible assets	64,890		77,249		(12,359)
Investments and other long-term assets	248,355		278,124		(29,769)
Investments in securities	182,716		174,359		8,357
Long-term loans	19,562		29,813		(10,251)
Other	47,467		76,644		(29,177)
Allowance for doubtful accounts	(1,390)		(2,692)		1,302
Total assets	1,580,144	*100.0*	1,572,529	*100.0*	7,615
Liabilities	1,188,762	*75.2*	1,299,727	*82.6*	(110,965)
Current liabilities	*756,849*	*47.9*	*751,311*	*47.7*	5,538
Notes and accounts payable, trade	229,411		233,439		(4,028)
Short-term borrowing	322,286		333,166		(10,880)
Commercial paper	27,000		—		27,000
Current portion of bonds	—		1,000		(1,000)
Accounts payable, other	81,161		111,408		(30,247)
Other current liabilities	96,991		72,298		24,693
Long-term liabilities	*431,913*	*27.3*	*548,416*	*34.9*	(116,503)
Bonds	—		56,400		(56,400)
Long-term debt	294,504		363,461		(68,957)
Allowance for retirement benefits	62,461		62,004		457
Allowance for periodic repair works	15,891		14,052		1,839
Other long-term liabilities	59,057		52,499		6,558
Minority interest in consolidated subsidiaries	37,945	2.4	39,060	2.5	(1,115)
Shareholders' Equity	353,437	22.4	233,742	14.9	119,695
Common stock	*40,000*	2.5	*40,000*	2.5	—
Capital surplus	*201,382*	12.7	*149,320*	9.5	52,062
Retained earnings	*95,537*	6.0	*43,687*	2.8	51,850
Surplus from land revaluation	*(2,994)*	*(0.2)*	*(2,350)*	*(0.1)*	(644)
Unrealized gain on marketable securities	*23,022*	1.5	*26,148*	1.7	(3,126)
Accumulated translation adjustment	*(3,175)*	*(0.1)*	*(4,141)*	*(0.3)*	966
Treasury stock, at cost	*(335)*	*(0.0)*	*(18,922)*	*(1.2)*	18,587
Total liabilities , minority interest in consolidated subsidiaries and shareholders' equity	1,580,144	*100.0*	1,572,529	*100.0*	7,615

Consolidated Statements of Income

Account title	Fiscal 2004 (from April 1, 2004 to March 31, 2005)		Fiscal 2003 (from April 1, 2003 to March 31, 2004)		Increase (Decrease)
	millions of yen	%	millions of yen	%	millions of yen
Operating income					
Net sales	2,502,538	*100.0*	2,214,589	*100.0*	287,949
Cost of sales	2,202,409	*88.0*	1,974,059	*89.1*	228,350
Selling, general and administrative expenses	174,521	*7.0*	190,133	*8.6*	(15,612)
Operating Income	*125,608*	*5.0*	*50,397*	*2.3*	75,211
Other income	43,806	*1.8*	25,891	*1.1*	17,915
Interest and dividend income	2,549		3,180		(631)
Exchanges gain	—		878		(878)
Amortization of consolidation adjustment account	5,178		4,623		555
Equity in income of non-consolidated subsidiaries and affiliates	31,278		10,976		20,302
Other	4,801		6,234		(1,433)
Other loss	21,359	*0.9*	22,551	*1.0*	(1,192)
Interest expenses	12,581		14,643		(2,062)
Exchanges loss	509		—		509
Other	8,269		7,908		361
Income before special items	*148,055*	*5.9*	*53,737*	*2.4*	94,318
Special profit	35,101	*1.4*	15,754	*0.7*	19,347
Gain on sales of property, plant and equipment	1,995		3,697		(1,702)
Gain on maturities of investments in securities	—		8,454		(8,454)
Gain on sales of investments in securities	17,606		2,431		15,175
Gain on change in equity of consolidated subsidiary	7,000		—		7,000
Amortization of prior service cost	5,561		—		5,561
Other	2,939		1,172		1,767
Special loss	76,479	*3.0*	47,886	*2.1*	28,593
Loss on sales of property, plant and equipment	616		—		616
Loss on disposal of property, plant and equipment	10,461		11,909		(1,448)
Impairment losses	25,232		—		25,232
Loss on write-down of investments in securities	789		1,090		(301)
Reorganization and restructuring costs	20,726		28,030		(7,304)
Loss on lump-sum recognition of the previous years' unrecognized net actuarial losses	6,900		—		6,900
Provision for environmental remediation allowance	3,408		—		3,408
Provision for allowance for cost of disposal of unutilized property, plant and equipment	2,489		—		2,489
Loss on redemption of bonds	1,695		—		1,695
Provision for allowance for doubtful accounts	419		1,122		(703)
Loss on write-down of goodwill	—		3,182		(3,182)
Other	3,744		2,553		1,191
Income before income taxes	*106,677*	*4.3*	*21,605*	*1.0*	85,072
Income taxes	42,331	*1.7*	15,800	*0.7*	26,531
Deferred income tax	5,645	*0.2*	(12,938)	*(0.6)*	18,583
Minority interest in net earnings of consolidated subsidiaries	(8,124)	*(0.4)*	(3,889)	*(0.2)*	(4,235)
Net income	*50,577*	*2.0*	*14,854*	*0.7*	35,723

Consolidated Statement of Retained Earnings

Account Title	Fiscal 2004 (from April 1, 2004 to March 31, 2005)	Fiscal 2003 (from April 1, 2003 to March 31, 2004)
	millions of yen	millions of yen
Capital Surplus:		
Balance at beginning of year	149,320	149,307
Increase in capital surplus	56,165	13
Gain on disposition of treasury stock*	56,165	13
Decrease in capital surplus	4,103	—
Cash dividends paid	4,079	—
Bonuses to directors	24	—
Balance at end of year	201,382	149,320
Retained Earnings:		
Balance at beginning of year	43,687	(21,406)
Increase in retained earnings	52,144	68,546
Net income	50,577	14,854
Increase arising from change of consolidated subsidiaries	990	35
Increase arising from change of affiliates accounted for by equity method	—	1,440
Increase arising from merger of consolidated subsidiaries	—	156
Reclassification with surplus from land revaluation	577	52,061
Decrease in retained earnings	294	3,453
Cash dividends paid	—	2,720
Bonuses to directors	97	54
Decrease arising from change of consolidated subsidiaries	197	679
Balance at end of year	95,537	43,687

Note:

* *This resulted mainly from the offering of treasury stock (168,165,500 shares) in August, 2004*

Consolidated Statement of Cash Flows

Account title	Fiscal 2004 (from April 1, 2004 to March 31, 2005) millions of yen	Fiscal 2003 (from April 1, 2003 to March 31, 2004) millions of yen
Cash flows from operating activities		
Income before income taxes	106,677	21,605
Depreciation and amortization	47,726	45,862
Impairment losses	25,232	—
Amortization of consolidation adjustment account	(4,962)	(4,040)
Interest and dividend income	(2,549)	(3,180)
Interest expenses	12,581	14,643
Equity in income of non-consolidated subsidiaries and affiliates	(31,278)	(10,976)
Gain on maturities of investments in securities	—	(8,454)
Gain on sales of investments in securities	(17,606)	(2,431)
Loss on write-down of investments in securities	789	1,090
Loss on sales and disposal of property, plant and equipment	9,082	8,212
Gain on change in equity of consolidated subsidiary	(7,000)	—
Reorganization and restructuring costs	20,726	28,030
Increase in trade receivables	(28,378)	(10,952)
Increase in inventories	(62,859)	(3,320)
Increase (decrease) in trade payables	(9,311)	47,129
Other, net	9,407	399
Subtotal	68,277	123,617
Interest and dividend received	13,874	9,593
Interest paid	(13,309)	(14,824)
Payment for special retirement benefits	(833)	(2,631)
Income taxes paid	(22,649)	(9,573)
Net cash provided by operating activities	45,360	106,182
Cash flows from investing activities		
Proceeds from maturities or sales of securities	418	1,242
Payments for acquisition of property, plant and equipment	(44,751)	(28,098)
Proceeds from sales of property, plant and equipment	13,548	10,576
Payments for acquisition of intangible fixed assets	(3,120)	(4,017)
Payments for acquisition of investments in securities	(15,857)	(1,172)
Proceeds from maturities or sales of investments in securities	29,135	21,461
Net proceeds from acquisition of investments in newly consolidated subsidiaries	1,905	—
Increase (decrease) in short-term loans, net	(508)	2,638
Payments for lending of long-term loans	(2,969)	(3,803)
Collection of long-term loans	10,135	7,602
Other, net	(3,106)	(1,899)
Net cash provided by (used in) investing activities	(15,170)	4,530
Cash flows from financing activities		
Increase (decrease) in short-term borrowing, net	22,682	(8,084)
Increase in commercial paper, net	27,000	—
Proceeds from borrowing of long-term bank loans and others	10,271	101,067
Repayments of long-term bank loans and others	(125,770)	(206,019)
Payments for redemption of bonds	(57,400)	—
Proceeds from third-party share allotment of consolidated subsidiary	17,100	—
Proceeds from offering of treasury stock	74,840	—
Cash dividends paid	(4,079)	(2,720)
Other, net	(3,378)	(38)
Net cash used in financing activities	(38,734)	(115,794)
Effect of exchange rate changes on cash and cash equivalents	101	(1,042)
Net decrease in cash and cash equivalents	(8,443)	(6,124)
Cash and cash equivalents at beginning of year	71,347	76,294
Increase due to subsidiaries newly included consolidation	988	1,177
Decrease due to subsidiary excluded consolidation	(1,419)	—
Cash and cash equivalents at end of year	62,473	71,347

Notes to consolidated financial statements

Nippon Mining Holdings, Inc. (the "Company") and its consolidated subsidiaries

1. Scope of consolidation

Consolidated subsidiaries : 107

(Newly included)	20	(Golden Pacific Maritime S.A., Nikko Real Estate Co., Ltd. NMC Pearl River Mouth Oil Development Co., Ltd., Southern Highlands Petroleum Co., Ltd. etc.)
(Excluded)	6	(am/pm JAPAN Co.,Ltd., Nikko Petrochemicals Co., Ltd., etc.)

2. Application of equity method

Non-consolidated subsidiary accounted for by equity method : 1
Affiliated companies accounted for by equity method : 18

(Newly included)	1	(am/pm JAPAN Co.,Ltd.)
(Excluded)	2	(NMC Pearl River Mouth Oil Development Co., Ltd. Southern Highlands Petroleum Co., Ltd.)

3. Fiscal year ends of consolidated subsidiaries

The accompanying consolidated financial statements include the accounts of consolidated subsidiaries that have fiscal year ends other than March 31. The fiscal year ends of such subsidiaries are principally December 31, and the accounts of these subsidiaries have been used for consolidation purposes, with adjustments being made for significant transactions taking place in the intervening period.

4. Accounting standards

(1) Valuation basis and valuation method for significant assets

①Investment Securities

Other securities

Other securities with readily determinable market values are carried at market values as of each respective balance sheet date, and associated unrealized gains and losses, net of taxes, are reported as a separate component of shareholders' equity.
Other securities that do not have readily determinable market values are stated at cost.

②Inventories

With respect to domestic subsidiaries:

Petroleum inventories are stated based on average cost.
Non-ferrous metals, electric materials and metal fabrication inventories are stated at cost based on the first-in, first-out method.

Inventories held by the Company's foreign subsidiaries are primarily stated at the lower of cost or market using the first-in, first-out method.

(2) Depreciation method for fixed assets

Property, Plant and Equipment :

Depreciation of property, plant and equipment is primarily calculated based on the straight-line method.

Intangible Assets :

Amortization of intangible assets is primarily computed using the straight-line method.

(3) Allowances

①Allowance for Doubtful Accounts

The allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience over a certain period.

②Allowance for Retirement Benefits

The reserve for employee retirement benefits, which is provided for future pension and severance paid at retirement, is recorded as the amount that has accrued at the end of the fiscal year, which is computed based on the projected benefit obligation and the estimated pension plan assets at the end of fiscal year.
Unrecognized net obligation at the date of initial application of the accounting standard for retirement benefits has been amortized on a straight-line basis over a period of ten years.
Unrecognized actuarial gains or losses and unrecognized prior service cost are recognized as income or expenses for the fiscal year of occurrence, except for certain consolidated subsidiaries which have elected to amortize them over the average remaining service period of participating employees.

The Company's major domestic subsidiaries have contributory funded defined pension plans under the Japanese Welfare Pension Insurance Law. These plans are qualified by tax authorities and cover a substitutional portion of the government welfare pension program, under which the contributions are made by such subsidiaries and their employees. On February 25, 2003, one of the Company's consolidated subsidiaries received approval from the Minister of Health, Labor and Welfare. Pursuant to paragraph 47-2 of "Practical Guideline for Accounting for Retirement Benefits (Interim Report)" (The Japanese Institute of Certified Public Accountants Accounting Committee Research Report No.13), these subsidiaries recognized related gains and losses on the date they received the approval as if the transfer of plan assets as well as the extinguishment of related liability had been completed on the date of approval.
These subsidiaries consequently obtained the final approval for the relief of the past obligations on October 1, 2004.
In the fiscal year ended March 31, 2005, these subsidiaries had drastically reformed the retirement benefit plans in accordance with the approval of transfer of the substitutional portion of the government welfare pension program to the government.
These subsidiaries accounted for the decrease of 5,561 million yen in the benefit obligations as extraordinary income with the plan amendments above, which is fully recognized in the consolidated statements for the fiscal year ended March 31, 2005.

③Allowance for Periodic Repair Works

Certain domestic subsidiaries have an allowance for periodic repair works in an amount equal to the estimated cost of periodically required repairs for oil tanks and machinery and equipment of oil refineries, which is accrued evenly over a period to the next scheduled repairs.

(4) *Translations of Foreign Currency Transactions and Accounts*

Foreign currency transactions are generally translated using the foreign exchange rates prevailing at the respective transaction dates. All assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign exchange gains and losses are included currently in income.

Revenues and expenses of foreign consolidated subsidiaries are translated into Japanese Yen using the average exchange rates for the period. Assets and liabilities are translated into Japanese Yen using the foreign exchange rates prevailing at the balance sheet dates, and equity accounts are translated using historical rates. The resultant difference is presented as foreign currency translation adjustments in a separate component of shareholders' equity.

(5) Leases

Finance leases, other than those under which ownership of the leased assets is transferred to the lessee or those contracts that have bargain purchase provisions, are accounted for in the same manner as operating leases.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries

The assets and liabilities of a newly consolidated subsidiary are marked to fair value at the time.

6. Amortization of Consolidated Adjustment Account

The consolidation adjustment account, which represents the difference between the carrying amount of an investment in a subsidiary and underlying equity, is amortized over 5 years.

7. Appropriation of Retained Earnings

Cash dividends and bonuses to directors are recorded in the fiscal year in which a proposed appropriation is approved by a general meeting of the shareholders.

8. Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and investments with original maturities of three months or less.

(Change in accounting policies since the most recent fiscal year)

1. Inventory valuation method of non-ferrous metals except for gold, silver, platinum and palladium, and of electric materials.

Effective April 1, 2004, certain domestic consolidated subsidiaries changed the inventory valuation method of non-ferrous metals except for gold, silver, platinum and palladium, and of electric materials from the last-in, first-out method to the first-in, first-out method. The primary reason for this change is that using the first-in, first-out method is considered to present more appropriate financial position at the balance sheet date, reducing the difference between the inventory amount and market price of non-ferrous metals and electric materials under recent higher volatility of market price of them than before. As a result of this change, inventories as of March 31, 2005 have increased by 7,125 million yen, operating income has increased by 7,206 million yen and income before special items has increased by 7,125 million yen, as compared with the amounts which would have been reported if the previous method had been applied consistently.

2. Early adoption of a new accounting standard, "Accounting Standard for Impairment of Fixed Assets"

On August 9, 2002, the Business Accounting Council in Japan issued "Accounting Standard for Impairment of Fixed Assets," which shall be effective for the fiscal year beginning April 1, 2005 with possible early adoption for fiscal years beginning April 1, 2004 and for fiscal years ending between March 31, 2004 and March 30, 2005.

Effective April 1, 2004, the Company and its domestic consolidated subsidiaries adopted this new standard. As a result of this adoption, income before income taxes decreased by 16,696 million yen. The accumulated impairment loss was deducted from each asset's acquisition cost directly.

In addition, certain foreign consolidated subsidiaries recognized impairment losses of 8,536 million yen in the income statements based on the requirements of accounting standards applicable to them.

3. Allowance for Retirement Benefits

Until the fiscal year ended March 31, 2004, unrecognized actuarial gains or losses were recognized as income or expenses from the fiscal year of occurrence based on amortization of straight-line method over a period not exceeding the average remaining service period of participating employees, which is mainly 10 years.

In the fiscal year ended March 31, 2005, the Company's certain major subsidiaries changed the accounting policy to recognize lump-sum actuarial gains or losses at the period of occurrence. In accordance with this change, these subsidiaries made lump-sum recognition of the previous years' unrecognized net actuarial losses.

The primary reason for this change is as follows.

In the fiscal year ended March 31, 2005, the Company's certain major subsidiaries had drastically reformed the retirement benefit plans in accordance with the approval of transfer of substitutional portion of the government welfare pension program to the government.

Under those new plans, the actuarial gains or losses in the future are expected to be extremely low, which will be insufficient to offset the previous years' net actuarial losses.

In order to present more appropriate financial position under these circumstances, it was inevitable for these subsidiaries to change the accounting policy for the recognition of actuarial gains or losses and make lump-sum recognition of the previous years' unrecognized net actuarial losses.

As a result of this change, net retirement benefit expenses have increased by 5,742 million yen, operating income and income before special items have increased by 1,158 million yen and income before income taxes has decreased by 5,742 million yen.

Segment Information

1. Segment Information summarized by product group

For the year ended March 31, 2005 (from April 1, 2004 to March 31, 2005) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,979,823	357,989	86,094	47,958	30,674	2,502,538	—	2,502,538
(2) Inter-group	6,534	20,732	2,887	6,360	10,002	46,515	(46,515)	—
Total	1,986,357	378,721	88,981	54,318	40,676	2,549,053	(46,515)	2,502,538
Operating costs and expenses	1,894,045	362,046	78,959	45,696	43,170	2,423,916	(46,986)	2,376,930
Operating Income (loss)	92,312	16,675	10,022	8,622	(2,494)	125,137	471	125,608
Income (loss) before special items	87,837	46,431	7,721	8,566	(2,047)	148,508	(453)	148,055
Identifiable assets, depreciation and amortization, Impairment losses and capital expenditures								
Assets	1,049,616	306,573	111,044	60,690	264,945	1,792,868	(212,724)	1,580,144
Depreciation and amortization	31,038	6,987	5,874	2,641	1,241	47,781	(55)	47,726
Impairment losses	10,860	1,213	12,053	—	90	24,216	1,016	25,232
Capital expenditures	29,964	6,980	5,141	3,747	1,403	47,235	52	47,287

For the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004) (millions of yen)

	Petroleum	Resources and Non-ferrous Metals	Electronic Materials	Metal Fabrication	Other Operations	Total	Eliminations or corporate	Consolidated
Sales								
(1) Outside customers	1,745,635	295,571	71,192	41,721	60,470	2,214,589	—	2,214,589
(2) Inter-group	5,365	18,439	2,648	5,850	5,721	38,023	(38,023)	—
Total	1,751,000	314,010	73,840	47,571	66,191	2,252,612	(38,023)	2,214,589
Operating costs and expenses	1,713,241	308,968	73,408	40,249	67,382	2,203,248	(39,056)	2,164,192
Operating Income (loss)	37,759	5,042	432	7,322	(1,191)	49,364	1,033	50,397
Income (loss) before special items	35,957	13,798	(2,601)	7,283	(1,428)	53,009	728	53,737
Identifiable assets, depreciation and amortization and capital expenditures								
Assets	992,485	313,574	107,336	57,014	208,566	1,678,975	(106,446)	1,572,529
Depreciation and amortization	26,605	7,021	6,401	2,812	3,105	45,944	(82)	45,862
Capital expenditures	13,835	7,718	3,809	2,289	3,938	31,589	18	31,607

Note 1. Main products for each group are the following;

Petroleum	: gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, etc.
Resources and Non-ferrous Metals	: resource development, copper, gold, silver, zinc, sulfuric acid, etc.
Electronic Materials	: copper foils, sputtering targets, compound semiconductor materials, etc.
Metal Fabrication	: wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	: information service, common group administrative activities such as fund procurement, etc.

Note 2. Change in accounting policies

As noted in "Notes to consolidated financial statements," certain domestic consolidated subsidiaries changed the inventory valuation method of non-ferrous metals except for gold, silver, platinum and palladium, and of electric materials from the last-in, first-out method to the first-in, first-out method.
As a result of this change, inventories as of March 31, 2005 have increased by 2,312 million yen, operating costs have decreased by 2,312 million yen and operating income and income before special items have increased by the same amount for the Resources and Non-ferrous Metals segment and inventories as of March 31, 2005 have increased by 4,813 million yen, operating costs have decreased by 4,894 million yen, operating income has increased by the same amount and income before special items has increased by 4,813 million yen for the Electronic Materials segment, as compared with the amounts which would have been reported if the previous method had been applied consistently.

As noted in "Notes to consolidated financial statements," until the fiscal year ended March 31, 2004, unrecognized actuarial gains or losses were recognized as income or expenses from the fiscal year of occurrence based on amortization of straight-line method over a period not exceeding the average remaining service period of participating employees, which is mainly 10 years. In the fiscal year ended March 31, 2005, the Company's certain major subsidiaries changed the accounting policy to recognize lump-sum actuarial gains or losses at the period of occurrence. In accordance with this change, these subsidiaries made lump-sum recognition of the previous years' unrecognized net actuarial losses.
As a result of this change, operating costs have decreased by 1,193 million yen and operating income and income before special items have increased by the same amount for the Petroleum segment and operating costs have increased by 35 million yen and operating income and income before special items have decreased by the same amount for the Electronic Materials segment, as compared with the amounts which would have been reported if the previous method had been applied consistently.

2. Segment information summarized by region

For this fiscal year and the previous fiscal year, operations in Japan have over 90 % share of total sales and assets of whole segment.

3. Overseas sales

For this fiscal year and the previous fiscal year, overseas sales has less than 10% share of consolidated sales.

Financial Results FY2004

--Fiscal year ended March 2005--

Nippon Mining Holdings, INC.

May 11, 2005

※Statements which are not historical fact are future projections made based on certain assumptions and our management's judgment drawn from currently available information. Please note that actual performance may vary significantly from any particular projection, due to various factors.

I Annual Results FY2004

1. Operating Results(consolidated)

(Billions of Yen)

	FY2004			FY2003			Differences
	1H	2H	Total	1H	2H	Total	
Net Sales	1,170.1	1,332.4	2,502.5	1,052.4	1,162.2	2,214.6	(○) 287.9
Operating Income	47.2	78.4	125.6	18.5	31.9	50.4	(○) 75.2
Other Income	7.2	15.2	22.4	0.8	2.5	3.3	(○) 19.1
Ordinary Income	54.4	93.6	148.1	19.3	34.4	53.7	(○) 94.3
Special Profit (Loss)	(13.7)	(27.7)	(41.4)	(21.0)	(11.1)	(32.1)	(×) 9.2
Income Taxes	17.7	30.3	48.0	(7.7)	10.5	2.9	(×) 45.1
Minority Interest	5.0	3.1	8.1	1.9	2.0	3.9	(×) 4.2
Net Income	18.0	32.6	50.6	4.2	10.7	14.9	(○) 35.7

(1) Scope of Consolidation
① Consolidated subsidiaries 107 (20 additions, 6 reductions)
② Equity method affiliates 19 (1 addition, 2 reductions)

(2) Factors in the ordinary income ¥148.1 billion

① Operating Income ¥125.6bn
Petroleum ¥92.3bn
Resources & Non-ferrous Metals ¥16.7bn
Electronic Materials ¥10.0bn
Metal Fabrication ¥8.6bn
Others (¥2.0bn)

② Other Income (Expenses) ¥22.4bn
- Interest and dividend income ¥2.5bn
- Amortization of consolidation adjustment account ¥5.2bn
- Equity in income of non-consolidated subsidiaries and affiliates ¥31.3bn
- Interest expenses (¥12.6bn)
- Others (¥4.0bn)

(3) Special Profit and Loss (¥41.4bn)

- Gain on sales of investments in securities ¥17.6bn
- Gain on change in equity of consolidated subsidiaries ¥7.0bn
- Amortization of prior service cost ¥5.6bn
- Gain on sales of fixed assets ¥2.0bn
- Impairment losses (¥25.2bn)
- Reorganization and restructuring costs (¥20.7bn)
- Loss on disposal of fixed assets (¥10.5bn)
- Loss on lump-sum recognition of the previous years' unrecognized net actuarial losses (¥6.9bn)
- Others (¥10.3bn)

(4) Segment Information (Billions of Yen)

		FY2004			FY2003			Differences
		1H	2H	Total	1H	2H	Total	
Petroleum (Japan Energy Group)	Net Sales	901.5	1,084.9	1,986.4	830.8	920.2	1,751.0	(○)235.4
	Operating Income	29.9	62.4	92.3	15.4	22.4	37.8	(○) 54.6
	Ordinary Income	26.5	61.4	87.8	14.6	21.4	36.0	(○) 51.9
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	Net Sales	189.0	189.7	378.7	143.2	170.8	314.0	(○) 64.7
	Operating Income	7.5	9.1	16.7	1.1	3.9	5.0	(○) 11.6
	Ordinary Income	19.5	27.0	46.4	5.1	8.7	13.8	(○) 32.6
Electronic Materials (Nikko Materials Group)	Net Sales	46.7	42.3	89.0	37.1	36.7	73.8	(○) 15.1
	Operating Income(Loss)	7.1	2.9	10.0	(1.3)	1.7	0.4	(○) 9.6
	Ordinary Income(Loss)	6.4	1.4	7.7	(3.5)	0.9	(2.6)	(○) 10.3
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	28.6	25.8	54.3	22.2	25.4	47.6	(○) 6.7
	Operating Income	5.4	3.2	8.6	2.8	4.5	7.3	(○) 1.3
	Ordinary Income	5.4	3.1	8.6	2.7	4.6	7.3	(○) 1.3
Other (Independent Operating Companies & Functional Support Companies)	Net Sales	29.2	11.4	40.7	36.7	29.5	66.2	(×) 25.5
	Operating Income (Loss)	(2.8)	0.8	(2.0)	0.5	(0.7)	(0.2)	(×) 1.9
	Ordinary Income (Loss)	(3.3)	0.8	(2.5)	0.5	(1.2)	(0.7)	(×) 1.8
Eliminations	Net Sales	(24.8)	(21.7)	(46.5)	(17.6)	(20.4)	(38.0)	(×) 8.5
Total	Net Sales	1,170.1	1,332.4	2,502.5	1,052.4	1,162.2	2,214.6	(○)287.9
	Operating Income (Loss)	47.2	78.4	125.6	18.5	31.9	50.4	(○) 75.2
	Ordinary Income (Loss)	54.4	93.6	148.1	19.3	34.4	53.7	(○) 94.3

※Net Sales by segments include inter-segment sales.
※Income in Other includes income in eliminations or corporate.

(5)Key Data

		FY2004			FY2003		
		1H	2H	Total	1H	2H	Total
All Segments	Exchange Rate (¥/$)	110	105	108	118	108	113
Petroleum	Dubai Spot Price ($/BL)	34.8	38.4	36.6	25.5	28.6	27.0
	Market Price of Paraxylene ($/t)	806	972	889	608	674	641
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	128	144	136	77	109	93
	Electrolytic Copper Sales (1000 tones)	313	295	607	301	321	622
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,735	1,965	2,350	2,367	2,380	2,375
	Treated Rolled Copper Foil Sales (1000 meters/month)	4,102	2,685	3,393	2,743	3,451	3,097
	ITO Target Sales(tones/month)	19.1	20.2	19.7	11.7	15.5	13.6
Metal Fabrication	Wrought Copper Products Sales (1000tones)	19	16	35	18	19	37
	Special Steel Products Sales (1000tones)	6	5	10	5	5	10
	High Quality Products Ratio	30%	29%	30%	20%	25%	22%

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Operating Results (Billions of Yen)

	FY2004	FY2003	Differences
Net Sales	1,986.4	1,751.0	(○) 235.4
Operating Income	92.3	37.8	(○) 54.6
Ordinary Income	87.8	36.0	(○) 51.9

< Factors in ¥51.9bn increase in the ordinary income >

- Appraisal profit in inventory (○)¥19.5bn (FY2003:△2.0bn→FY2004:+17.5bn)
- Medium-term management plan (earnings improvement and cost reduction) (○) ¥9.0bn
- Petrochemical improvements (○) ¥16.0bn
- Margin due to time lag and others (○) ¥10.0bn
- Other income and expenses (×)¥2.7bn

(2) Sales volume, growth rate and Japan Energy's market share of fuel oil

	Domestic sales volume (thousands of KL)			Growth rate (2004 vs. 2003)
	FY2004	FY2003	Differences	
Gasoline	6,298	6,327	△29	99.5%
Naphtha	3,426	3,110	316	110.2%
Jet Fuel	703	741	△38	94.9%
Kerosene	2,868	2,847	21	100.7%
Gas Oil	4,417	4,434	△17	99.6%
A Heavy Fuel	2,723	2,333	390	116.7%
C Heavy Fuel	2,366	2,672	△306	88.6%
Total	22,801	22,464	337	101.5%
Gasoline & Middle Distillation	16,306	15,942	364	102.3%

(3) Refining volume of crude oil and utilization rate of crude oil distillation units (millions of KL)

		FY2004 (ended March 31, 2005)					FY2003 (ended March 31, 2004)				
		1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Group Total	Refining volume	6.30	6.70	7.40	7.37	27.77	7.07	6.45	6.91	7.38	27.81
	Operating Ratio	74%	78%	86%	88%	81%	84%	76%	81%	88%	82%
	Comparison with Previous Year	89%	104%	107%	100%	100%	121%	100%	99%	100%	105%
Mizushima	Refining volume	2.93	2.46	2.94	2.83	11.16	2.63	2.44	2.32	2.81	10.21
	Operating Ratio	99%	82%	98%	96%	94%	91%	84%	79%	97%	88%
	Comparison with Previous Year	111%	100%	126%	101%	110%	101%	97%	88%	100%	96%
Kashima	Refining volume	1.60	2.29	2.59	2.62	9.10	2.46	2.18	2.63	2.61	9.87
	Operating Ratio	58%	83%	93%	96%	83%	89%	79%	95%	95%	89%
	Comparison with Previous Year	65%	105%	99%	101%	92%	166%	96%	106%	101%	112%

☆Capacity of Japan Energy Group's Refinery

Japan Energy Mizushima Refinery : 200,200 Barrels/Day
Kashima Oil Kashima Refinery : 190,000 Barrels/Day
Fuji Oil Sodegaura Refinery : 192,000 Barrels/Day

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Operating Results

(Billions of Yen)

	FY2004	FY2003	Differences
Net Sales	378.7	314.0	(○) 64.7
Operating Income	16.7	5.0	(○) 11.6
Ordinary Income	46.4	13.8	(○) 32.6

< Factors in ¥32.6bn increase in the ordinary income >

- Nippon Mining & Metals and consolidated subsidiaries ○¥11.5bn
  - (○ metal prices up, change of inventory valuation method, copper premium improvement
  - × yen appreciation, deteriorated T/C)
- Equity in income of affiliates ○¥21.1bn
  - (Minera Los Perambres ○¥14.2bn(copper and molybdenum price up)
  - LS-nikko ○¥3.6bn(copper price up, foreign currency transaction))

(2) Price and Sales Volume

		FY2004			FY2003		
		1H	2H	Total	1H	2H	Total
Price	Copper (¢/lb)	128	144	136	77	109	93
	Zinc ($/t)	1,004	1,215	1,109	797	1,000	899
	Gold ($/TOZ)	397	431	414	355	400	378
	Platinum ($/TOZ)	834	856	845	669	816	743
	Palladium ($/TOZ)	236	198	217	179	219	199
Sales Volume (thousand tones)	Copper	313	295	607	301	321	622
	Zinc	42	43	85	41	47	88

<3> Electronic Materials (Nikko Materials Group)

(1) Operating Results

(Billions of Yen)

	FY2004	FY2003	Differences
Net Sales	89.0	73.8	(○) 15.1
Operating Income (Loss)	10.0	0.4	(○) 9.6
Ordinary Income (Loss)	7.7	(2.6)	(○) 10.3

< Factors in ¥10.3bn increase in the ordinary income >

①Operating Income (○)¥9.6bn

- Electro-deposited copper foil(○)¥1.8bn,
- Treated rolled copper foil and sputtering target(○)¥6.9bn,
- Compound semiconductor materials, optical coupler and others(○)¥1.6bn,
- Expenses including development cost(×)¥0.7bn

②Other Income (○)¥0.7bn

- Pension liabilities amortization (○)¥0.6bn and others

(2) Breakdown by products

(Billions of Yen)

		FY2004	FY2003	Differences
Electro-deposited Copper Foil	Net Sales	24.3	*23.5	(○) 0.8
	Operating Income (Loss)	(3.1)	*(4.9)	(○) 1.8
Treated Rolled Copper Foil and Target	Net Sales	54.0	39.6	(○) 14.4
	Operating Income (Loss)	15.7	8.8	(○) 6.9
Compound Semiconductor Materials and Others	Net Sales	10.7	10.7	—
	Operating Income (Loss)	(2.6)	(3.5)	(○) 0.9
Total	Net Sales	89.0	73.8	(○) 15.1
	Operating Income (Loss)	10.0	0.4	(○) 9.6

* : Including the results of 1Q ~3Q of GEI as the 1st half of FY2003
(GEI 3Q(July to September 2003): Sales ¥2.6bn, Operating Loss:¥1.2bn)

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Operating Results

(Billions of Yen)

	FY2004	FY2003	Differences
Net Sales	54.3	47.6	(○) 6.7
Operating Income	8.6	7.3	(○) 1.3
Ordinary Income	8.6	7.3	(○) 1.3

< Factors in ¥1.3bn increase in the ordinary income >

- Sales increase (○)¥1.1bn (value-added products such as corson alloy)
- Metal price up (○)¥0.3bn (copper price up)
- Others (×)¥0.1bn

(2) Sales by products

(Billions of Yen)

		FY2004	FY2003	Differences
Wrought copper	Phosphor bronze	13.1	11.5	(○) 1.6
	Corson alloy	5.2	4.2	(○) 1.0
	Copper foil	6.2	5.7	(○) 0.5
	Others	7.3	6.0	(○) 1.3
Special steel	Stainless steel	4.6	3.6	(○) 1.0
	High-nickel alloy	6.8	6.0	(○) 0.8
	Others	0.3	0.3	—
Others (precision manufacturing etc.)		10.8	10.3	(○) 0.5
Total		54.3	47.6	(○) 6.7

3. Comparison with the Previous Forecasts

(1) Assumptions

		FY2004		
		Actual	Previous forecasts (Feb. 10)	Differences
All Segments	Exchange Rate (¥/$)	108	108	-
Petroleum	Dubai Spot Price ($/BL)	36.6	35.8	(+) 0.8
	Market Price of Paraxylene ($/t)	889	886	(+) 3
Resources & Non-ferrous Metals	Market Price of Copper (¢/lb)	136	134	(+) 2
	Electrolytic Copper Sales (1000 tones)	607	612	(-) 5
Electronic Materials	Electrodeposited Copper Foil Sales (tones/month)	2,350	2,431	(-) 81
	Treated Rolled Copper Foil Sales (1000 meters/month)	3,393	3,352	(+) 41
	ITO Target Sales (tones/month)	19.7	20.2	(-) 0.5
Metal Fabrication	Wrought Copper Products Sales (1000tones)	35	35	-
	Special Steel Products Sales (1000tones)	10	10	-
	High Quality Products Ratio	30%	29%	(+) 1%

(2) Operating Results (consolidated)

(Billions of Yen)

	FY2004		
	Actual	Previous forecasts (Feb. 10)	Differences
Net Sales	2,502.5	2,467.0	(O)35.5
Operating Income	125.6	114.5	(O)11.1
Ordinary Income	148.1	135.0	(O)13.1
Net Income	50.6	48.0	(O)2.6
Ordinary Margin (%)	5.9%	5.5%	(O)0.4%
Earnings Per Share (yen) (number of shares (thousand))	63.8 (789,165)	60.8 (789,170)	(O)3.0

(3)Segment Information (Billions of Yen)

		FY2004		
		Actual	Previous forecasts (Feb. 10)	Differences
Petroleum (Japan Energy Group)	Net Sales	1,986.4	1,950.0	(○)36.4
	Operating Income	92.3	82.5	(○)9.8
	Ordinary Income	87.8	78.5	(○)9.3
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	Net Sales	378.7	377.0	(○)1.7
	Operating Income	16.7	15.5	(○)1.2
	Ordinary Income	46.4	43.5	(○)2.9
Electronic Materials (Nikko Materials Group)	Net Sales	89.0	90.0	(×)1.0
	Operating Income	10.0	9.5	(○)0.5
	Ordinary Income	7.7	7.5	(○)0.2
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	54.3	56.0	(×)1.7
	Operating Income	8.6	8.5	(○)0.1
	Ordinary Income	8.6	8.5	(○)0.1
Other (Independent Operating Companies & Functional Support Companies)	Net Sales	40.7	41.0	(×)0.3
	Operating Income (Loss)	(2.0)	(1.5)	(×)0.5
	Ordinary Income (Loss)	(2.5)	(3.0)	(○)0.5
Eliminations	Net Sales	(46.5)	(47.0)	(○)0.5
Total	Net Sales	2,502.5	2,467.0	(○)35.5
	Operating Income	125.6	114.5	(○)11.1
	Ordinary Income	148.1	135.0	(○)13.1

※Net Sales by segments include inter-segment sales.

(4) Breakdown in ordinary income (loss) (Billions of Yen)

	Actual	Previous forecasts (Feb. 10)	Differences	Notes
Petroleum (Japan Energy Group)	87.8	78.5	(○)9.3	Appraisal profit in inventory Petrochemical improvement Cost reduction
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	46.4	43.5	(○)2.9	Copper price up Copper premium improvement Cost reduction
Electronic Materials (Nikko Materials Group)	7.7	7.5	(○)0.2	Cost reduction
Metal Fabrication (Nikko Metal Manufacturing Group)	8.6	8.5	(○)0.1	Cost reduction
Other (Independent Operating Companies & Functional Support Companies)	(2.5)	(3.0)	(○)0.5	Other expenses reduction
Total	148.1	135.0	(○)13.1	

4. Quaterly Results FY2004

		1H			2H			Full Year
		1Q	2Q	Total	3Q	4Q	Total	
Petroleum (Japan Energy Group)	Net Sales	422.9	478.6	901.5	544.3	540.6	1,084.9	1,986.4
	Operating Income	13.1	16.8	29.9	33.0	29.4	62.4	92.3
	Ordinary Income	10.9	15.6	26.5	33.9	27.5	61.4	87.8
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	Net Sales	94.9	94.1	189.0	95.3	94.4	189.7	378.7
	Operating Income	4.0	3.5	7.5	3.6	5.5	9.1	16.7
	Ordinary Income	9.3	10.2	19.5	11.5	15.5	27.0	46.4
Electronic Materials (Nikko Materials Group)	Net Sales	22.9	23.8	46.7	21.9	20.4	42.3	89.0
	Operating Income	3.0	4.1	7.1	1.6	1.3	2.9	10.0
	Ordinary Income	2.7	3.7	6.4	1.2	0.2	1.4	7.7
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	14.3	14.3	28.6	13.3	12.5	25.8	54.3
	Operating Income	3.3	2.1	5.4	2.1	1.1	3.2	8.6
	Ordinary Income	3.3	2.1	5.4	2.1	1.0	3.1	8.6
Other (Independent Operating Companies & Functional Support Companies)	Net Sales	13.2	16.0	29.2	4.2	7.2	11.4	40.7
	Operating Income (Loss)	(2.4)	(0.4)	(2.8)	0.3	0.5	0.8	(2.0)
	Ordinary Income (Loss)	(2.3)	(1.0)	(3.3)	0.3	0.5	0.8	(2.5)
Eliminations	Net Sales	(12.3)	(12.5)	(24.8)	(10.1)	(11.6)	(21.7)	(46.5)
Total	Net Sales	556.0	614.2	1,170.1	668.9	663.5	1,332.4	2,502.5
	Operating Income	21.0	26.2	47.2	40.6	37.8	78.4	125.6
	Ordinary Income	23.8	30.6	54.4	49.1	44.5	93.6	148.1

※Net Sales by segments include inter-segment sales.
※Income in Other includes income in eliminations or corporate.

II Annual Forecasts FY2005

1. Comparison with FY2004

(1) Assumptions

		FY2005 (forecast)			FY2004 (actual)		
		1H	2H	Total	1H	2H	Total
All Segments	Exchange Rate (¥／$)	105	100	103	110	105	108
Petroleum	Dubai Spot Price ($／BL)	45.0	40.0	42.5	34.8	38.4	36.6
	Market Price of Paraxylene ($／t)	950	890	920	806	972	889
Resources & Non-ferrous Metals	Market Price of Copper (¢／lb)	140	120	130	128	144	136
	Electrolytic Copper Sales (1000 tones)	289	294	583	313	295	607
Electronic Materials	Electrodeposited Copper Foil Sales (tones／month)	2,361	2,712	2,537	2,735	1,965	2,350
	Treated Rolled Copper Foil Sales (1000 meters／month)	3,500	4,600	4,050	4,102	2,685	3,393
	ITO Target Sales (tones/month)	25.0	30.2	27.6	19.1	20.2	19.7
Metal Fabrication	Wrought Copper Products Sales (1000tones)	18	20	38	19	16	35
	Special Steel Products Sales (1000tones)	5	5	9	6	5	10
	High Quality Products Ratio	39%	43%	41%	30%	29%	30%

(2) Operating Forecasts (consolidated) (Billions of Yen)

	FY2005 (forecast)			FY2004 (actual)			Differences
	1H	2H	Total	1H	2H	Total	
Net Sales	1,212.0	1,268.0	2,480.0	1,170.1	1,332.4	2,502.5	(×)22.5
Operating Income	55.0	38.0	93.0	47.2	78.4	125.6	(×)32.6
Ordinary Income	63.0	47.0	110.0	54.4	93.6	148.1	(×)38.1
Net Income	36.0	25.0	61.0	18.0	32.6	50.6	(○)10.4
Ordinary Margin (%)	5.2%	3.7%	4.4%	4.7%	7.0%	5.9%	(×)1.5%
Earnings Per Share (yen) (number of shares (thousand))			72.0 (847,132)			63.8 (789,165)	(○)8.2

(3) Operating Forecasts by Segments

(Billions of Yen)

		FY2005 (forecast)			FY2004 (actual)			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Petroleum (Japan Energy Group)	Net Sales	980.0	1,030.0	2,010.0	901.5	1,084.9	1,986.4	(○)78.5	(×)54.9	(○)23.6
	Operating Income	39.0	23.0	62.0	29.9	62.4	92.3	(○) 9.1	(×)39.4	(×)30.3
	Ordinary Income	36.0	21.0	57.0	26.5	61.4	87.8	(○) 9.5	(×)40.4	(×)30.8
Resources & Non-ferrous Metals (Nippon Mining & Metals)	Net Sales	172.0	166.0	338.0	189.0	189.7	378.7	(×)17.0	(×)23.7	(×)40.7
	Operating Income	7.5	4.5	12.0	7.5	9.1	16.7	—	(×) 4.6	(×) 4.7
	Ordinary Income	20.0	16.0	36.0	19.5	27.0	46.4	(○) 0.5	(×)11.0	(×)10.4
Electronic Materials (Nikko Materials Group)	Net Sales	49.0	56.0	105.0	46.7	42.3	89.0	(○) 2.3	(○)13.7	(○)16.0
	Operating Income	4.0	4.0	8.0	7.1	2.9	10.0	(×) 3.1	(○) 1.1	(×) 2.0
	Ordinary Income	2.5	3.0	5.5	6.4	1.4	7.7	(×) 3.9	(○) 1.6	(×) 2.2
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	29.0	32.0	61.0	28.6	25.8	54.3	(○) 0.4	(○) 6.2	(○) 6.7
	Operating Income	3.5	5.5	9.0	5.4	3.2	8.6	(×) 1.9	(○) 2.3	(○) 0.4
	Ordinary Income	3.5	5.0	8.5	5.4	3.1	8.6	(×) 1.9	(○) 1.9	(×) 0.1
Other (Independent Operating Companies & Functional Support Companies)	Net Sales	5.0	7.0	12.0	29.2	11.4	40.7	(×)24.2	(×) 4.4	(×)28.7
	Operating Income (Loss)	1.0	1.0	2.0	(2.8)	0.8	(2.0)	(○) 3.8	(○) 0.2	(○) 4.0
	Ordinary Income (Loss)	1.0	2.0	3.0	(3.3)	0.8	(2.5)	(○) 4.3	(○) 1.2	(○) 5.5
Eliminations	Net Sales	(23.0)	(23.0)	(46.0)	(24.8)	(21.7)	(46.5)	(○) 1.8	(×) 1.3	(○) 0.5
Total	Net Sales	1,212.0	1,268.0	2,480.0	1,170.1	1,332.4	2,502.5	(○)41.9	(×)64.4	(×)22.5
	Operating Income	55.0	38.0	93.0	47.2	78.4	125.6	(○) 7.8	(×)40.4	(×)32.6
	Ordinary Income	63.0	47.0	110.0	54.4	93.6	148.1	(○) 8.6	(×)46.6	(×)38.1

※Net Sales include inter-segments sales.

(4) Ordinary Income (FY2005 vs. FY2004)

(Billions of Yen)

	FY2005 (forecast)	FY2004 (actual)	Differences	Notes
Petroleum (Japan Energy Group)	57.0	87.8	(×)30.8	Influence of inventories (×)17.5 Petrochemical business (×)4.5 Margin time lag and others (×)8.8
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	36.0	46.4	(×)10.4	NMM and subsidiaries(×)5.4 ○ T/C and copper premium improvement × yen appreciation, copper price down, inventory valuation method change in 2004 Equity method affiliated companies(×)5.0 Minera Los Perambres ×6.3 (reduced output) LS-nikko ○2.2(T/C improvement, termination of amortization of goodwill)
Electronic Materials (Nikko Materials Group)	5.5	7.7	(×) 2.2	○ sales increase of electrodeposited copper foil, treated rolled copper foil and sputtering targets ×inventory valuation method change in 2004
Metal Fabrication (Nikko Metal Manufacturing Group)	8.5	8.6	(×) 0.1	○ sales increase of high value added products and foils for IT related products × start-up cost of newly consolidated subsidiary, metal price down
Other (Independent Operating Companies & Functional Support Companies)	3.0	(2.5)	(○)5.5	Deconsolidation of am/pm JAPAN
Total	110.0	148.1	(×)38.1	

2. Information by Segments

<1> Petroleum (Japan Energy Group)

(1) Forecasts

(Billions of Yen)

	FY2005 (forecast)			FY2004 (actual)			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	980.0	1,030.0	2,010.0	901.5	1,084.9	1,986.4	(○)78.5	(×)54.9	(○)23.6
Operating Income	39.0	23.0	62.0	29.9	62.4	92.3	(○) 9.1	(×)39.4	(×)30.3
Ordinary Income	36.0	21.0	57.0	26.5	61.4	87.8	(○) 9.5	(×)40.4	(×)30.8

(2) Projected growth rate of fuel oil

	Domestic sales volume (thousands of KL)			Growth rate (2005 vs. 2004)
	FY2005	FY2004	Differences	
Gasoline	6,360	6,298	(+) 62	101.0%
Naphtha	3,671	3,426	(+)245	107.2%
Jet Fuel	681	703	(-) 22	96.9%
Kerosene	2,943	2,868	(+) 75	102.6%
Gas Oil	4,155	4,417	(-)262	94.1%
A Heavy Fuel	2,704	2,723	(-) 19	99.3%
C Heavy Fuel	1,537	2,366	(-)829	65.0%
Total	22,050	22,801	(-)751	96.7%
Gasoline & Middle Distillation	16,161	16,306	(-)145	99.1%

(3) Number of JOMO Service Stations

	2000 Mar 31	2001 Mar 31	2002 Mar 31	2003 Mar 31	2004 Mar 31	2004 Sep 30	2005 Mar 31
Owned by Japan Energy (Self-SS)	1,377	1,328	1,284 (105)	1,229 (227)	1,207 (264)	1,186 (282)	1,172 (297)
Owned by wholesalers and others (Self-SS)	3,575	3,318	3,192 (59)	3,067 (95)	2,943 (121)	2,920 (138)	2,851 (143)
Total (Self-SS)	4,952	4,646	4,476 (164)	4,296 (322)	4,150 (385)	4,106 (420)	4,023 (440)

(4) Petrochemical Profit (Billions of Yen)

FY2005 (forecast)	FY2004	FY2003	FY2002
20.0	24.5	8.5	5.5

<2> Resources & Non-ferrous Metals (Nippon Mining & Metals Group)

(1) Forecasts

(Billions of yen)

	FY2005 (forecast)			FY2004 (actual)			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	172.0	166.0	338.0	189.0	189.7	378.7	(×)17.0	(×)23.7	(×) 40.7
Operating Income	7.5	4.5	12.0	7.5	9.1	16.7	(○) 0.0	(×) 4.6	(×) 4.7
Ordinary Income	20.0	16.0	36.0	19.5	27.0	46.4	(○) 0.5	(×)11.0	(×) 10.4

(2) Price and Sales Volume

(Billions of Yen)

		FY2005 (forecast)			FY2004 (actual)		
		1H	2H		1H	2H	
Price	Copper (¢/lb)	140	120	130	128	144	136
	Zinc ($/t)	1,250	1,200	1,225	1,004	1,215	1,109
	Gold ($/TOZ)	420	380	400	397	431	414
	Platinum ($/TOZ)	820	780	800	834	856	845
	Palladium ($/TOZ)	180	160	170	236	198	217
Sales Volume (thousand tones)	Copper	289	294	583	313	295	607
	Zinc	41	42	83	42	43	85

<3> Electronic Materials (Nikko Materials Group)

(1) Forecasts

(Billions of Yen)

	FY2005 (forecast)			FY2004 (actual)			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	49.0	56.0	105.0	46.7	42.3	89.0	(○) 2.3	(○)13.7	(○)16.0
Operating Income	4.0	4.0	8.0	7.1	2.9	10.0	(×) 3.1	(○) 1.1	(×) 2.0
Ordinary Income	2.5	3.0	5.5	6.4	1.4	7.7	(×) 3.9	(○) 1.6	(×) 2.2

(2) Breakdown by products

(Billions of Yen)

		FY2005 (forecast)			FY2004 (actual)			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Electro-deposited Copper Foil	Net Sales	13.0	14.3	27.3	13.0	11.3	24.3	—	(○)3.0	(○)3.0
	Operating Income	(0.7)	(0.1)	(0.8)	(1.2)	(1.9)	(3.1)	(○)0.5	(○)1.8	(○)2.3
Treated Rolled Copper Foil and Target	Net Sales	31.7	36.9	68.6	28.0	26.0	54.0	(○)3.7	(○)10.9	(○)14.6
	Operating Income	6.8	6.2	13.0	9.3	6.4	15.7	(×)2.5	(×)0.2	(×)2.7
Compound semiconductor materials and others	Net Sales	4.3	4.8	9.1	5.7	5.0	10.7	(×)1.4	(×)0.2	(×)1.6
	Operating Income	(2.1)	(2.1)	(4.2)	(1.0)	(1.6)	(2.6)	(×)1.1	(×)0.5	(×)1.6
Total	Net Sales	49.0	56.0	105.0	46.7	42.3	89.0	(○)2.3	(○)13.7	(○)16.0
	Operating Income	4.0	4.0	8.0	7.1	2.9	10.0	(×)3.1	(○)1.1	(×)2.0

<4> Metal Fabrication (Nikko Metal Manufacturing Group)

(1) Forecasts (Billions of Yen)

	FY2005 (forecast)			FY2004 (actual)			Differences		
	1H	2H	Total	1H	2H	Total	1H	2H	Total
Net Sales	29.0	32.0	61.0	28.6	25.8	54.3	(○) 0.4	(○)6.2	(○)6.7
Operating Income	3.5	5.5	9.0	5.4	3.2	8.6	(×)1.9	(○)2.3	(○)0.4
Ordinary Income	3.5	5.0	8.5	5.4	3.1	8.6	(×)1.9	(○)1.9	(×)0.1

(2) Sales by products (Billions of Yen)

		FY2005 (forecast)			FY2004 (actual)			Differences		
		1H	2H	Total	1H	2H	Total	1H	2H	Total
Wrought copper	Phosphor bronze	6.3	6.5	12.9	6.8	6.3	13.1	×0.5	○0.2	×0.2
	Corson alloy	2.6	2.9	5.5	2.9	2.3	5.2	×0.3	○0.6	○0.3
	Copper foil	2.9	3.9	6.8	4.1	2.1	6.2	×1.2	○1.8	○0.6
	Others	4.1	4.3	8.3	3.6	3.7	7.3	○0.5	○0.6	○1.0
Special steel	Stainless steel	2.3	2.5	4.7	2.3	2.3	4.6	-	○0.2	○0.1
	High-nickel alloy	3.1	2.7	5.8	3.4	3.4	6.8	×0.3	×0.7	×1.0
	Others	0.1	0.2	0.3	0.2	0.1	0.3	×0.1	○0.1	-
Others (precision manufacturing etc.)		7.6	9.0	16.6	5.3	5.6	10.8	○2.3	○3.4	○5.8
Total		29.0	32.0	61.0	28.6	25.8	54.3	○0.4	○6.2	○6.7

3. 2005 1H vs. 2005 2H

(1) Assumptions

		FY2005		
		1H	2H	Differences
All Segments	Exchange Rate (¥／$)	105	100	(-) 5
Petroleum	Dubai Spot Price ($／BL)	45.0	40.0	(-) 5.0
	Market Price of Paraxylene ($／t)	950	890	(-) 60
Resources & Non-ferrous Metals	Market Price of Copper (¢／lb)	140	120	(-) 20
	Electrolytic Copper Sales (1000 tones)	289	294	(+) 5
Electronic Materials	Electrodeposited Copper Foil Sales (tones／month)	2,361	2,712	(+) 351
	Treated Rolled Copper Foil Sales (1000 meters／month)	3,500	4,600	(+) 1,100
	ITO Target Sales (tones/month)	25.0	30.2	(+) 5.2
Metal Fabrication	Wrought Copper Products Sales (1000tones)	18	20	(+) 2
	Special Steel Products Sales (1000tones)	5	5	-
	High Quality Products Ratio	39%	43%	(+) 4%

(2) Operating Forecasts(consolidated)

(Billions of Yen)

	FY2005		
	1H	2H	Total
Net Sales	1,212.0	1,268.0	(○) 56.0
Operating Income	55.0	38.0	(×) 17.0
Ordinary Income	63.0	47.0	(×) 16.0
Net Income	36.0	25.0	(×) 11.0
Ordinary Margin (%)	5.2%	3.7%	(×) 1.5%

(3)Segment Information (Billions of Yen)

		FY2005		
		1H	2H	Total
Petroleum (Japan Energy Group)	Net Sales	980.0	1,030.0	(○) 50.0
	Operating Income	39.0	23.0	(×) 16.0
	Ordinary Income	36.0	21.0	(×) 15.0
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	Net Sales	172.0	166.0	(×) 6.0
	Operating Income	7.5	4.5	(×) 3.0
	Ordinary Income	20.0	16.0	(×) 4.0
Electronic Materials (Nikko Materials Group)	Net Sales	49.0	56.0	(○) 7.0
	Operating Income	4.0	4.0	—
	Ordinary Income	2.5	3.0	(○) 0.5
Metal Fabrication (Nikko Metal Manufacturing Group)	Net Sales	29.0	32.0	(○) 3.0
	Operating Income	3.5	5.5	(○) 2.0
	Ordinary Income	3.5	5.0	(○) 1.5
Other (Independent Operating Companies & Functional Support Companies)	Net Sales	5.0	7.0	(○) 2.0
	Operating Income	1.0	1.0	—
	Ordinary Income	1.0	2.0	(○) 1.0
Eliminations	Net Sales	(23.0)	(23.0)	—
Total	Net Sales	1,212.0	1,268.0	(○) 56.0
	Operating Income	55.0	38.0	(×) 17.0
	Ordinary Income	63.0	47.0	(×) 16.0

※Net Sales by segments include inter-segment sales.

(4) Breakdown in ordinary income FY2005 (Billions of Yen)

	1H	2H	Differences	Notes
Petroleum (Japan Energy Group)	36.0	21.0	(×)15.0	Influence of inventory (×) 26.0 Seasonal factors and others (○) 11.0
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	20.0	16.0	(×) 4.0	Metal prices down
Electronic Materials (Nikko Materials Group)	2.5	3.0	(○) 0.5	Sales increase in electrodeposited copper foil, treated rolled copper foil and target
Metal Fabrication (Nikko Metal Manufacturing Group)	3.5	5.0	(○) 1.5	Sales increase in IT related products (foils and high function material)
Other (Independent Operating Companies & Functional Support Companies)	1.0	2.0	(○)1.0	Improvement in independent operating companies
Total	63.0	47.0	(×)16.0	

Ⅲ Others (Consolidated Balance Sheet, Cash Flows etc.)

1. Consolidated Balance Sheet

(Billions of Yen)

	Mar 31 2005[A]	Mar 31 2004	Differences	Mar 31 2006 (forecast) [B]	[B]−[A]
Current Assets	677.1	598.8	(+) 78.2	1,590.0	(+) 9.9
Fixed Assets	903.1	973.7	(-) 70.6		
Total Assets	1,580.1	1,572.5	(+) 7.6	1,590.0	(+) 9.9
Current Liabilities	756.8	751.3	(+) 5.5	1,144.0	(-) 44.7
Fixed Liabilities	431.9	548.4	(-) 116.5		
Minority Interest	37.9	39.1	(-) 1.1	44.0	(+) 6.1
Total Shareholder's Equity	353.4	233.7	(+) 119.7	402.0	(+) 48.6
Shareholder's Equity Ratio	22.4%	14.9%	(+) 7.5%	25.3%	(+) 2.9%
BPS (yen)	416.98	275.92	(+) 141.06	474.54	(+) 57.56
Interest Bearing Debt	643.8	754.0	(-) 110.2	640.0	(-) 3.8

※BPS is calculated with the number of issued shares 847,132thousand (issued shares as of March 2005).

①Factors in the change FY2004 (Billions of Yen)

Assets (+) 7.6	Cash and cash equivalents (-) 8.9, Trade receivables (+) 28.9, Inventories (+)65.3, Fixed assets (tangible and intangible) (-) 40.8 [(Investments in equipment (+) 47.3, Depreciation and amortization (-) 47.7, Impairment loss (-)25.1, Consolidation change (+)18.1, Write-down/disposal/sales and others (-)33.4)] Loans (+) 22.6, Collection of loans (-)26.4, Investments in equity method affiliates (+) 21.1, Others (consolidation change) (-) 54.2
Liabilities (-) 111.0	Interest bearing debt (-) 110.2(consolidation change (+)13.2), Trade payables (-) 22.5 [influence of national holiday (-)15.6] , Accrued income taxes etc. (+)22.0, Others (-) 0.3
Minority Interest (-) 1.1	
Shareholder's Equity (+) 119.7	Net income (+) 50.6, Dividends(-)4.1, Offering of treasury stock (+)74.8, Others(-)1.6

②Factors in the change FY2005 (Forecast)

Assets (+) 9.9	Cash and cash equivalents (-) 12.5, Trade receivables and inventories (-)24.0, Investments in equipment (+) 83.0, Depreciation and amortization (-) 47.0, Loans (+) 18.0, Others (-) 7.6
Liabilities (-) 44.7	Interest bearing debt (-) 3.8, Trade payables (-) 20.0, Others (-) 20.9
Minority Interest (+) 6.1	
Shareholder's Equity (+) 48.6	Net income (+) 61.0, Dividends(-)8.5, Others(-)3.9

2. Consolidated Cash Flows

(Billions of Yen)

	FY2004(actual)	FY2003(actual)	FY2005(forecast)
Cash Flows from Operating Activities	(+) 45.4	(+) 106.2	(+) 84.0
Cash Flows from Investing Activities	(-) 15.2	(+) 4.5	(-) 84.0
Cash Flows from Financing Activities	(-) 38.7	(-) 115.8	(-) 12.6
Effect of Exchange Rate Changes	(+) 0.1	(-) 1.0	-
Net Decrease in Cash and Cash Equivalents	(-) 8.4	(-) 6.1	(-) 12.6

(1) FY2004 Breakdown

① Cash Flows from Operating Activities (+) ¥45.4bn

Ordinary income (+)148.1, Depreciation and amortization (+) 47.7, Equity in income of non-consolidated subsidiaries and affiliates (-)31.3, Trade receivables, inventories and trade payables (-) 100.5, Tax and others (-) 18.6

② Cash Flows from Investing Activities (−) ¥15.2bn

Investments in equipment (-) 47.9, Loans (-) 22.6, Collection of loans (+) 44.0, Sales of tangible fixed assets and others (+) 11.3

③ Cash Flows from Financing Activities (−) ¥38.7bn

Offering of treasury stock (+)74.8, Third party share allotment of consolidated subsidiary (+)17.1, Interest bearing debt repayment and redemption (-) 123.2, Dividends (-) 4.1, Others (-) 3.3

(2) FY2005 Breakdown

① Cash Flows from Operating Activities (+) ¥84.0bn

Ordinary income (+) 110.0, Depreciation and amortization (+) 47.0, Equity in income of non-consolidated subsidiaries and affiliates (-) 28.0, Trade receivables, inventories and trade payables (+) 4.0, Tax and others (-) 49.0

② Cash Flows from Investing Activities (−) ¥84.0bn

Investments in equipment (-) 83.0, Loans (-) 18.0, Collection of loans (+) 12.0, Others (+) 5.0

③ Cash Flows from Financing Activities (−) ¥12.6bn

Interest bearing debt repayment and redemption (-) 2.6, Dividends (-) 8.5, Others (-) 1.5

3. Dividends

FY2004				FY2005 (projected)			
Interim	Final	Total	Payment amount	Interim	Final	Annual	Payment amount
----	¥10.00	¥10.00	¥ 8,478 million	----	¥12.00	¥12.00	¥ 10,174 million

※Payment amount is multiplied by 847,861 thousand (issued shares as of March 2005).

4. Interest-bearing Debt

(Billions of Yen)

	Mar31 2005	Mar31 2004	Differences
Petroleum (Japan Energy Group)	438.7	439.4	(-) 0.7
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	112.8	144.5	(-) 31.7
Electronic Materials (Nikko Materials Group)	64.0	66.3	(-) 2.3
Metal Fabrication (Nikko Metal Manufacturing Group)	19.7	28.6	(-) 8.9
Other	8.6	75.2	(-) 66.6
Total	643.8	754.0	(-) 110.2

※Other includes eliminations or corporate.

5. Debt to Equity Ratio

(Billions of Yen)

	Mar. 31 2002 (A)	Mar. 31 2004	Mar. 31 2005 (B)	(B)-(A)	Mar. 31 2006 (forecast)
Interest-bearing Debt	892.8	754.0	643.8	(-) 249.0	640.0
Shareholder's Equity	181.5	233.7	353.4	(+) 171.9	402.0
Debt to Equity Ratio	4.92	3.23	1.82	(-) 3.10	1.59

6. Capital Expenditure and Depreciation

(Billions of Yen)

	FY2004	FY2003	FY2005 (forecast)
Capital expenditure	47.3	31.6	83.0
Depreciation	47.7	45.9	47.0
Differences	(-) 0.4	(-) 14.3	(+) 36.0

①Capital expenditure by segments

(Billions of Yen)

	FY2004	FY2003	FY2005 (forecast)
Petroleum (Japan Energy Group)	30.0	13.8	50.0
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	7.0	7.7	12.0
Electronic Materials (Nikko Materials Group)	5.1	3.8	10.0
Metal Fabrication (Nikko Metal Manufacturing Group)	3.7	2.3	9.0
Other	1.5	4.0	2.0
Total	47.3	31.6	83.0

※Other includes eliminations or corporate.

②Depreciation by segments

(Billions of Yen)

	FY2004	FY2003	FY2005 (forecast)
Petroleum (Japan Energy Group)	31.0	26.6	31.0
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	7.0	7.0	6.5
Electronic Materials (Nikko Materials Group)	5.9	6.4	6.0
Metal Fabrication (Nikko Metal Manufacturing Group)	2.6	2.8	3.0
Other	1.2	3.1	0.5
Total	47.7	45.9	47.0

※Other includes eliminations or corporate.

7. Number of Employees

	Mar 31 2003	Mar 31 2004	Mar 31 2005
Petroleum (Japan Energy Group)	4,447	4,254	4,180
Resources & Non-ferrous Metals (Nippon Mining & Metals Group)	2,604	1,471	1,447
Electronic Materials (Nikko Materials Group)	1,574	1,622	1,512
Metal Fabrication (Nikko Metal Manufacturing Group)	☆	1,149	1,161
Other	1,758	1,362	974
Total	10,383	9,858	9,274

※ Others include Nippon Mining Holdings.

☆Included in Resources & Non-ferrous Metals.